Confidential Draft No. 2 submitted to the Securities and Exchange Commission on August 10, 2018. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Corsair Gaming, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3577	82-2335306
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

47100 Bayside Pkwy

Fremont, CA 94538

(510) 657-8747

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Nick Hawkins

Chief Financial Officer

47100 Bayside Pkwy

Fremont, CA 94538

(510) 657-8747

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jack Sheridan, Esq. Page Mailliard, Esq. Tad J. Freese, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	Randi L. Strudler, Esq. W. Stuart Ogg, Esq. Jones Day 250 Vesey Street New York, NY 10281 Telephone: (212) 326-3939 Facsimile: (212) 755-7306	Eric Jensen, Esq. Seth Gottlieb, Esq. Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 Telephone: (650) 843-5000 Facsimile: (650) 849-7400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$	$

(1)

Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the additional shares that the underwriters have the option to purchase to cover overallotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                 , 2018

PRELIMINARY PROSPECTUS

             Shares

Corsair Gaming, Inc.

Common Stock

This is an initial public offering of common stock of Corsair Gaming, Inc.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $                 and $                .

Following the completion of this initial public offering, we expect to be a “controlled company” under the Nasdaq rules and will be exempt from certain corporate governance requirements of such rules. See “Risk Factors—Risks Related to this Offering” and “Principal Stockholders.”

We intend to apply to have our common stock approved for listing on The Nasdaq Global Market under the symbol “CRSR.”

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012, and as such, we intend to comply with certain reduced public company reporting requirements.

See “Risk Factors” beginning on page 17 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares to purchasers on or about                 , 2018.

Goldman Sachs & Co. LLC	Barclays	Credit Suisse

Prospectus dated                 , 2018.

Page

INDUSTRY AND MARKET DATA	2

PROSPECTUS SUMMARY	3

THE OFFERING	12

SUMMARY FINANCIAL DATA	14

RISK FACTORS	17

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	53

TRADEMARKS, TRADE NAMES AND SERVICE MARKS	54

USE OF PROCEEDS	55

DIVIDEND POLICY	56

CAPITALIZATION	57

DILUTION	59

SELECTED FINANCIAL DATA	61

UNAUDITED PRO FORMA FINANCIAL INFORMATION	66

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	71

BUSINESS	93

MANAGEMENT	121

EXECUTIVE COMPENSATION	129

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	140

PRINCIPAL STOCKHOLDERS	143

DESCRIPTION OF CAPITAL STOCK	145

DESCRIPTION OF CERTAIN INDEBTEDNESS	152

SHARES ELIGIBLE FOR FUTURE SALE	154

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS	156

UNDERWRITING	161

LEGAL MATTERS	166

EXPERTS	167

WHERE YOU CAN FIND ADDITIONAL INFORMATION	168

INDEX TO FINANCIAL STATEMENTS	F-1

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

i

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Through and including                 , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

INDUSTRY AND MARKET DATA

Certain of the market data and other statistical information contained in this prospectus, such as the size, growth and share of the industries and the constituent market segments we operate in, are based on information from independent industry organizations and other third-party sources, industry publications, surveys and forecasts. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources, our internal market and brand research and our knowledge of the industries we operate in. While we believe such information is reliable, we have not independently verified any third-party information, and our internal data has not been verified by any independent source. This data should not be relied upon in making, or refraining from making, any investment decision.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Unless we state otherwise or the context otherwise requires, all information in this prospectus gives effect to the Reorganization defined and described below. In this prospectus, the terms “Corsair” “we,” “us,” “our” and the “Company” refer to Corsair Gaming, Inc. and its consolidated subsidiaries after giving effect to the Reorganization described below.

Overview

We are a leading global provider and innovator of high-performance gear for a new era of sports: competitive digital gaming. Digital gaming has grown rapidly in global reach and engagement, and has created a new worldwide media phenomenon in eSports, which today surpasses multiple traditional, mature sports in various viewership and participation metrics. We design industry-leading gaming gear for the personal computer, or PC, and help digital athletes, from recreational gamers to elite professionals, to perform at their peak in this engaging and interactive form of entertainment.

PC gamers represent the forefront of innovation, sophistication and competition in gameplay. Modern PC games require significant processing power to render high-resolution graphics and reward the speed and precision of user inputs. While traditional PC hardware is adequate for office programs and internet browsers, specialized gear is needed to provide the support and interface required to succeed in competitive gaming environments. As a result, many traditional PC hardware providers have left today’s gamers with inadequate gear, lacking integration capabilities and, most importantly, the performance features needed by PC gamers to maximize their chances of winning.

Our solution is the most complete suite of gaming PC gear among our major competitors and addresses the most critical components for game performance. Unlike most traditional PC hardware, our gear is created for gaming activities and designed to work seamlessly with our proprietary software platform, iCUE, to optimize performance, customization and style across all our gear. We group our gear into three categories:

•	Gaming PC peripherals. Peripherals include our high-performance keyboards, mice, headsets, mousepads and gaming chairs, which feature industry-leading responsiveness, precision and comfort, and our high-performance game streaming solutions, including capture cards, streaming decks and green screens, which enable PC gamers to produce professional quality game streaming broadcasts.

•	Gaming PC components (including memory). Components include our high-speed memory, high-output power supply units, or PSUs, gaming PC cases and a variety of cooling solutions, such as high-performance fans and liquid cooling systems, which deliver elite-level performance, power efficiency, customization, reliability, thermal management, noise reduction and aesthetics.

•	Prebuilt gaming PCs. Prebuilt gaming PCs include our award-winning gaming system, Corsair ONE, which targets the high-end of the gaming PC market with a combination of high-performance, compact design, low noise and refined aesthetics.

Our brand and history are important to our customers. Our founder-led management team of industry pioneers has been providing cutting-edge gear to PC gamers for two decades. By introducing branded high-performance gaming PC memory in 1998 to an unbranded PC hardware market, we gained recognition in the global community as an original and authentic designer and supplier of high-performance PC gaming gear. We have since leveraged our reputation and loyal customers to expand our product suite successfully worldwide, from memory to a broad spectrum of PC gaming gear, building on our foundations of performance and gamer-centric design.

Our scale and global reach provide significant competitive advantages. Since 1998, we have shipped over 130 million gaming products, with over 60 million gaming products shipped in the past five years. Our gear is sold to end users in more than 75 countries, primarily through online and brick-and-mortar retailers, including leading global retailers such as Amazon and Best Buy, and through our direct online channel.

We believe our brand, market position and operational excellence will allow us to capture a growing share of the rapidly expanding PC gaming market. We intend to continue to grow by offering market-leading gear to recreational and elite gamers, expanding the breadth of our product suite to meet the needs of our customers, growing our worldwide market share, increasing investments in marketing, product innovation and sales and selectively pursuing accretive acquisitions.

Since 2015, our net revenue has grown significantly. For 2015, 2016, 2017 and for the three months ended March 31, 2017 and 2018, our net revenue was $511.3 million, $595.1 million, $855.5 million, $173.6 million and $241.7 million, respectively. For 2015, 2016, 2017 and for the three months ended March 31, 2017 and 2018, our gross margin was 21.4%, 22.7%, 21.5%, 22.3% and 21.2%, respectively. We generated net income of $17.7 million, $29.1 million, $5.1 million, $8.5 million and $4.0 million for 2015, 2016, 2017 and for the three months ended March 31, 2017 and 2018, respectively. Further, our adjusted EBITDA has also increased significantly. For 2015, 2016, 2017 and for the three months ended March 31, 2017 and 2018, our adjusted EBITDA was $32.4 million, $43.9 million, $67.7 million, $13.0 million and $18.4 million, respectively. Adjusted EBITDA is not a financial measure under U.S. generally accepted accounting principles, or GAAP. See “Selected Financial Data—Adjusted EBITDA” for an explanation of how we compute adjusted EBITDA and for a reconciliation to net income, the most directly comparable GAAP financial measure. Net revenue, gross margin and net income for 2017 are unaudited pro forma financial information derived from the audited statements of operations of the Predecessor and Successor (each as defined below). See “Unaudited Pro Forma Financial Information” for an explanation of the pro forma amounts.

The PC Gaming Industry

Since its beginning in the form of traditional arcade games of the 1970s, digital gaming has evolved into the mainstream and become a highly interactive, valuable and global engagement platform. Based on 2018 Nielsen data, digital gaming today represents approximately 11% of leisure time in the United States, surpassing activities such as exercising, listening to music and reading.

We believe that game streaming has the potential to significantly expand the PC gaming audience. According to SuperData Research, Amazon’s game streaming platform Twitch attracted an estimated audience of over 200 million unique viewers in 2017, exceeding the subscription bases of Netflix, Spotify, HBO and ESPN (U.S.), and the annual viewership of many other traditional TV channels.

Further, eSports has a significant worldwide following with approximately 335 million unique global viewers in 2017. In the same year, unique U.S. viewership for eSports exceeded those of Major League Soccer and the National Hockey League and is expected to exceed those of the National

Basketball Association and Major League Baseball in 2019 and 2021, respectively, according to Activate Research.

A virtuous circle of eSports players, viewers and investments, catalyzed by the growing media phenomenon of game streaming, is both attracting new PC gamers and increasing a performance focus of existing PC gamers, who advance from less engaged gaming to high-performance gameplay.

These competitive PC gamers require high-performance gear. While traditional PC hardware is adequate for office programs and internet browsers, specialized gear is needed to provide the support and interface required to succeed in competitive gaming environments. As a result many traditional PC hardware providers have left today’s gamers with inadequate gear, lacking integration capabilities and, most importantly, the performance features needed by PC gamers to maximize their chances of winning.

Our Market Opportunity

The global gaming PC gear market, including peripherals, components and prebuilt PCs specifically designed for PC gaming grew approximately 23% to $36 billion from 2016 to 2017, according to Jon Peddie Research. In the same year, there were an estimated 574 million PC gamers, of whom approximately 116 million spent over $1,000 on their gaming PC systems. These gamers represented approximately $30 billion, or 83%, of the global gaming PC gear market, with an annual growth rate of approximately 28% in 2017. Approximately 26 million gamers spent over $1,800 on their gaming PC systems and represented approximately $16 billion, or 45%, of the global gaming PC gear market, with an annual growth rate of approximately 27% in 2017.

As digital gaming, eSports and game streaming continue to push into the mainstream, and as recreational PC gamers increasingly aspire to become elite gamers, we expect new customers to enter the gaming PC gear market and existing customers to seek to increase their performance, in part through related gaming gear spending.

Our Market Leadership

Our focus on PC gamers and our dedication to provide them integrated high-performance gear have earned us at least a top three U.S. market share position in these key products, according to the most recent estimates from NPD Group:

Our Competitive Strengths

We are a leading global provider and innovator of high-performance PC gaming gear. We believe that we have a strong position in our target market, which consists of gaming PC peripherals, gaming PC components and prebuilt gaming PC markets, as a result of the following competitive strengths:

•

Leading brand recognition for performance, which in turn drives strong customer loyalty. Since our founding in 1994, we have shipped more than 130 million gaming products and actively nurtured a passionate and engaged global customer base by maintaining a long history of delivering reliable, high-performance gear. As a result, we believe we have established ourselves as a leading brand among PC gaming enthusiasts, many of whom are active and prominent in eSports and act as ambassadors for our branded gear.

•

Differentiated, gamer-centric R&D engine focused on delivering a broad portfolio of high-performing gear. We are an innovation-driven company with a rigorous development process designed to consistently deliver the highest performance and quality PC gaming gear in the market. Our focus on innovation and performance has earned us significant industry recognition.

•	Integrated, software-driven ecosystem. Since our inception, we have concentrated our efforts on helping gamers succeed, which has led us to develop what we believe to be the most complete ecosystem of high-performance gaming gear in the market, which is connected through our iCUE software.

•

Global sales and distribution network. As a global company, we have developed a comprehensive worldwide marketing and distribution network. In this network, we have established a multichannel sales model and have long-standing relationships with key distributors and retailers globally. We currently ship to more than 75 countries across six continents and to leading retailers including Amazon, Newegg, Best Buy and JD.com.

•

Management team of visionary leaders with deep industry experience and proven ability to execute. We have a strong management team of experienced and talented executives with a track record of execution and deep industry knowledge.

Our Growth Strategy

We intend to grow our business by increasing value to our customers, expanding our market opportunity and further differentiating ourselves from competitors. Key components of our strategy include:

•

Advance as the global leader in high-performance PC gaming gear. The PC gaming gear category is benefiting from the growing popularity of eSports and game streaming. We believe our brand name, high-performance gear and market position will allow us to capture a large share of this market growth, and we intend to continue to make significant marketing investments in leading eSports teams, athletes, game streamers and social media influencers.

•

Develop innovative, market-leading gaming gear. We intend to prioritize investment in creating innovative PC gaming gear and software to enhance the gaming experience by delivering cutting-edge technology.

•

Expand into new gear and services that grow our market opportunity. As the gaming landscape continues to evolve, we intend to continue to introduce new products to address PC gamers’ new and changing needs. For example, we launched our gaming PC peripherals in 2010, and between January 2014 and June 2018, increased our U.S. market share from 7.7% to 20.8%, according to NPD Group. This increase in market share was driven by gains in our U.S. market share of keyboards, mice and headsets of 18.6, 13.6 and 10.9 percentage points, respectively, during the same period according to NPD Group. We believe continuing to expand our portfolio of gear and services will help grow our market opportunity.

•

Leverage our ecosystem to sell more gear to existing customers. Our integrated ecosystem enables our users to enhance their gameplay through advanced performance tuning, user customization and system monitoring. We believe this integration and enhancement of our gear, across multiple gear lines through our iCUE software, further strengthens the stickiness of our portfolio of gear as it helps motivate PC gamers to continue to purchase our gear.

•

Continue to grow market share internationally. As a globally recognized brand, we have a footprint that reaches customers in 75 countries. We intend to continue to invest in enhancing our sales and distribution infrastructure to expand our leadership position in the Americas and Europe as well as cement a leadership position at the high end of the Asia Pacific market for PC gaming gear.

•

Selectively pursue complementary acquisitions. We plan to evaluate, and may pursue, acquisitions, such as our recent acquisition from Elgato Systems GmbH and Elgato Systems LLC, or together Elgato, of certain assets and liabilities related to Elgato’s game streaming, laptop docks and video conversion product lines or, the Elgato acquisition, which strengthen our capabilities in existing segments as well as diversify our product offerings, broaden our end-user base or expand our geographic presence.

Our Solutions

We design our high-performance gear to address the competitive needs of PC gamers. We believe that gamers of all skill levels seek high-performance gear to bring their best game. In order for our customers to perform at their peak and seamlessly interface with their games, we have developed a popular line of gaming PC peripherals and gaming PC components as well as a prebuilt gaming PC.

•

Gaming PC peripherals. Our gaming PC peripherals include our high-performance keyboards, mice, headsets, mousepads and gaming chairs, which feature industry-leading responsiveness, precision and comfort, and our high-performance game streaming solutions, including capture cards, streaming decks and green screens, which enable PC gamers to produce professional quality game streaming broadcasts.

•

Gaming PC components (including memory). Our gaming PC components include our high-speed memory, high-output PSUs, gaming PC cases and a variety of cooling solutions, such as high-performance fans and liquid cooling systems, which deliver elite-level performance, power efficiency, customization, reliability, thermal management, noise reduction and aesthetics.

•

Prebuilt gaming PCs. In 2017, we introduced our first prebuilt gaming PC, the award-winning Corsair ONE, which targets the high-end gaming PC market with a combination of high performance, compact design, low noise and refined aesthetics.

Our iCUE software platform powers the full range of our gear from a single intuitive interface, providing advanced performance tuning, user customization and system monitoring. By enabling our customers to fine tune the response of our gaming gear to maximize performance and match their personal preferences and styles of play, we believe that iCUE provides a distinct competitive advantage.

Risks Associated with Our Business

Investing in our stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•

Our competitive position and success in the market depend to a significant degree upon our ability to build and maintain the strength of our brand among PC gaming enthusiasts and any failure to build and maintain our brand may seriously harm our business.

•

Our success and growth depend on our ability to continuously develop and successfully market new gear and improvements. If we are unable to do so, demand for our current gear may decline and new gear we introduce may not be successful.

•	We depend upon the introduction and success of new third-party high-performance computer hardware, particularly graphics processing units, or GPUs, and central processing units, or CPUs, and sophisticated new PC computer games to drive sales of our gear. If newly introduced GPUs, CPUs and sophisticated PC computer games are not successful, or if the rate at which those products are introduced declines, it may seriously harm our business.

•	We face intense competition, and if we do not compete effectively, we could lose market share, demand for our gear could decline and our business may be seriously harmed.

•	If the PC gaming industry, including eSports, does not grow as expected or declines, our business could be seriously harmed.

•	Our growth prospects are, to a certain extent, connected with the ongoing growth of eSports, and any reduction in the growth or popularity of eSports may seriously harm our business.

•	If we lose or are unable to attract and retain key management, our ability to compete could be seriously harmed and our financial performance could suffer.

•	We rely on highly skilled personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel our business may be seriously harmed.

•	Currency exchange rate fluctuations could result in our gear becoming relatively more expensive to our overseas customers or increase our manufacturing costs, each of which may seriously harm our business.

•	Total unit shipments of our gear tend to be higher during the third and fourth quarters of the year. As a result, our sales are subject to seasonal fluctuations, which may seriously harm our business.

•	We are controlled by a single stockholder, whose interest in our business may be different than yours.

•	We are a “controlled company” within the meaning of The Nasdaq Global Market or, Nasdaq, rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

The Reorganization and the Acquisition Transaction

Prior to the consummation of this offering and following the Reorganization described below, Corsair Gaming, Inc., the registrant, will own directly and indirectly all of our operating subsidiaries and assets.

In connection with the consummation of this offering, we will complete a corporate reorganization, or the Reorganization. Prior to the Reorganization, our North American operations and international operations were conducted by certain operating subsidiaries held by separate entities, Corsair Gaming, Inc. and Corsair Holdings (Lux) S.a.r.l., respectively, each of which was substantially owned by and under common control of Corsair Group (Cayman), LP, or EagleTree. EagleTree, through its general partner, is managed by affiliates of EagleTree Capital, LP, a private equity investment firm.

The Reorganization will be effected through the transfer of all of the outstanding capital stock of Corsair Holdings (Lux) S.a.r.l., the entity that owns the operating subsidiaries conducting our international operations, to Corsair Gaming, Inc. in exchange for additional shares of our common stock. As a result, prior to our initial public offering, EagleTree will hold substantially all of our outstanding common shares and will hold approximately                % of our common shares (or                % if the underwriters exercise their option to purchase additional shares in full) following the consummation of this offering.

On August 28, 2017, EagleTree consummated the purchase of the shares of the subsidiaries of Corsair Components (Cayman) Ltd., or Predecessor, for aggregate consideration of approximately $550 million, or the Acquisition Transaction. In the Acquisition Transaction, Corsair Gaming, Inc. acquired the interests of the operating subsidiaries conducting our North American operations and Corsair Holdings (Lux) S.a.r.l. indirectly acquired the operating subsidiaries conducting our international operations. Corsair Components (Cayman) Ltd. is our Predecessor for financial reporting purposes.

The following chart summarizes our organizational structure prior to and following the Reorganization and the offering. This chart is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us:

Corporate Information

We were originally incorporated in 1994 and began selling branded high-performance gaming PC memory in 1998. In connection with the Acquisition Transaction, Corsair Gaming, Inc. was formed as a Delaware corporation on July 19, 2017. Our corporate headquarters are located at 47100 Bayside Pkwy, Fremont, CA 94538, and our telephone number is +1 (510) 657-8747. Our website address is www.corsair.com. Information contained on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the year following the fifth anniversary of the consummation of this offering, (2) the last day of the year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700 million as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with Securities and Exchange Commission, or SEC.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act.

As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING

Issuer	Corsair Gaming, Inc.

Common stock offered	shares.

Common stock to be outstanding after this offering	shares.

Option to purchase additional shares of common stock	shares.

Use of proceeds	We estimate that the net proceeds from the sale of shares of common stock in this offering by us will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, at an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from the sale of shares of common stock in this offering by us for debt reduction, working capital and general corporate purposes. See “Use of Proceeds” on page 55 for a more complete description of the intended use of proceeds from this offering.

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page 17 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

Controlled Company	After the consummation of this offering, we will be considered a “controlled company” for the purposes of the Nasdaq rules as EagleTree will, in the aggregate, have more than 50% of the voting power for the election of directors. See “Principal Stockholders.” As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors” as defined under the rules of Nasdaq; (2) our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and (3) our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. As a result, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee or an entirely independent compensation committee, unless and until such time as we are required to do so. See “Management—Controlled Company Exception.”

Proposed Nasdaq Global Market symbol	“CRSR.”

In this prospectus, the number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of March 31, 2018, and excludes:

•	14,570,000 shares of common stock issuable upon the exercise of outstanding stock options, assuming the Reorganization had occurred as of March 31, 2018, having a weighted-average exercise price of $2.53 per share;

•	shares of common stock reserved for issuance pursuant to future awards under our 2018 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan (including any additional shares due to an automatic increase from any award terminating, expiring or lapsing under the 2017 Program without any shares being delivered), which will become effective immediately prior to the consummation of this offering; and

•	shares of common stock reserved for issuance pursuant to future awards under our 2018 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

Unless otherwise indicated, this prospectus reflects and assumes:

•	the completion of the Reorganization;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the consummation of this offering;

•	no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock; and

•	no exercise of outstanding options after March 31, 2018.

SUMMARY FINANCIAL DATA

As a result of the Acquisition Transaction, we applied purchase accounting and a new basis of accounting beginning on August 28, 2017, the date of the Acquisition Transaction. Further, we were required by GAAP to record all assets and liabilities at fair value as of the effective date of the Acquisition Transaction. Accordingly, the financial statements are presented for two periods: (i) the accounts of Corsair Components (Cayman) Ltd. and its wholly-owned subsidiaries through August 27, 2017 and (ii) our and our subsidiaries’ accounts on and after August 28, 2017. We refer to the periods through August 27, 2017 as the Predecessor and the periods on and after August 28, 2017 as the Successor. These periods have been separated by a line on the face of the financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting.

The summary statements of operations data presented below as of December 31, 2016 and for the two years then ended and the period from January 1, 2017 to August 27, 2017 relate to the Predecessor and are derived from audited financial statements that are included in this prospectus. The summary statements of operations data for the period from August 28, 2017 to December 31, 2017 and the balance sheet data as of December 31, 2017, relates to the Successor and are derived from audited financial statements that are included in this prospectus. The summary statements of operations data for the three months ended March 31, 2017 (Predecessor) and 2018 (Successor) and the summary balance sheet data as of March 31, 2018 are derived from our unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

Although the period from January 1, 2017 to August 27, 2017 relates to the Predecessor and the period from August 28, 2017 to December 31, 2017 relates to the Successor, in order to assist in the period to period comparison, we are presenting unaudited pro forma statement of operations for the year ended December 31, 2017. See “Unaudited Pro Forma Financial Information” for an explanation of the pro forma information.

You should read the following financial information together with the information under “Capitalization,” “Selected Financial Data,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Predecessor			Successor		Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Pro Forma Year Ended December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)			(In thousands, except share and per share amounts)			(In thousands, except share and per share amounts)
Statements of Operations Data:
Net revenue	$511,340	$595,118	$489,351	$366,198	$855,549	$173,599	$241,702
Cost of revenue	401,694	460,133	385,155	286,068	671,223	134,960	190,543

Gross profit	109,646	134,985	104,196	80,130	184,326	38,639	51,159
Operating expenses:
Product development	12,170	14,997	11,955	9,199	25,598	4,318	6,802
Sales and marketing	54,913	60,512	48,981	40,108	102,822	17,988	28,253
General and administrative	15,420	19,014	26,749	19,531	26,291	4,656	8,248

Total operating expenses	82,503	94,523	87,685	68,838	154,711	26,962	43,303

Operating income from continuing operations	27,143	40,462	16,511	11,292	29,615	11,677	7,856
Other (expense) income:
Interest expense	(4,543)	(3,474)	(2,249)	(8,880)	(24,617)	(895)	(6,043)
Other (expense) income, net	(1,385)	(2,236)	613	(96)	517	(52)	573

Total other expense	(5,928)	(5,710)	(1,636)	(8,976)	(24,100)	(947)	(5,470)

Income from continuing operations before income taxes	21,215	34,752	14,875	2,316	5,515	10,730	2,386
Income tax (expense) benefit	(3,723)	(5,660)	(5,061)	(396)	(444)	(2,181)	1,581

Net income from continuing operations	17,492	29,092	9,814	1,920	5,071	8,549	3,967
Discontinued operations:
Loss from discontinued operations before income taxes	(111)	—	—	—	—	—	—
Income tax benefit	319	—	—	—	—	—	—

Net income from discontinued operations	208	—	—	—	—	—	—

Net income	$17,700	$29,092	$9,814	$1,920	$5,071	$8,549	$3,967

Net income per share(1) (Successor)
Basic				$0.01			$0.03

Diluted				$0.01			$0.03

Weighted-average shares used to compute net income per share (Successor)
Basic				150,000,000			150,000,000

Diluted				150,000,000			150,920,096

Adjusted EBITDA(2)	$32,416	$43,925	$35,322	$32,408	$67,730	$12,965	$18,396

(1)

Net income per share information for the Predecessor periods is not presented because it is not meaningful due to the change in capital structure that occurred as a result of the Acquisition Transaction.

(2)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. See “Selected Financial —Adjusted EBITDA” for information regarding our use of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income, the closest GAAP measure.

Balance Sheet Data (in thousands):	Predecessor	Successor			As Adjusted(1)
	As of December 31, 2016	As of December 31, 2017	As of March 31, 2018		As of March 31, 2018
			(Unaudited)		(Unaudited)
Cash and restricted cash	$49,014	$19,030	$14,631		$
Inventories	93,302	113,493	100,447
Working capital	91,615	104,739	110,696
Intangible assets, net	19	259,363	251,977
Goodwill	—	198,970	199,009
Total assets	238,220	730,764	703,788
Debt, net	70,959	284,283	366,920
Deferred tax liabilities	—	42,002	40,096
Convertible preferred stock	69,231	—	—
Retained earnings (accumulated deficit)	35,388	1,920	(79,113	)(2)
Total shareholders’ (deficit) equity	(36,831)	250,895	170,384

(1)	As adjusted balance sheet data gives further effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Reflects the payment of an $85 million special dividend. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with the risks and uncertainties described elsewhere in this prospectus, including in our financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks actually occurs, our business, reputation, financial condition, results of operations, revenue and future prospects could be seriously harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Unless otherwise indicated, references to our business being seriously harmed in these risk factors and elsewhere will include harm to our business, reputation, financial condition, results of operations, revenue and future prospects. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Our competitive position and success in the market depend to a significant degree upon our ability to build and maintain the strength of our brand among PC gaming enthusiasts and any failure to build and maintain our brand may seriously harm our business.

We regard our brand as a valuable asset, and we consider it essential to both maintaining and strengthening our brand that we be perceived by current and prospective customers and gamers as a leading supplier of cutting-edge, high-performance gear for PC gaming. This requires that we constantly innovate by introducing new and enhanced gear that achieves significant levels of acceptance among gamers. We also need to continue to invest in, and devote substantial resources to, advertising, marketing and other efforts to create and maintain brand recognition and loyalty among our retailer and distributor customers and gamers. However, product development, marketing and other brand promotion activities may not yield increased net revenue and, even if they do, any increased net revenue may not offset the expenses incurred in building our brand. Further, certain marketing efforts such as sponsorship of eSports athletes or events could become prohibitively expensive, and as a result these marketing initiatives may no longer be feasible.

If we fail to build and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to build and maintain our brand, our business may be harmed. Our brand may also be damaged by events such as product recalls, perceived declines in quality or reliability, product shortages, damaging action or conduct of our sponsored eSports athletes and other events, some of which are beyond our control.

Our success and growth depend on our ability to continuously develop and successfully market new gear and improvements. If we are unable to do so, demand for our current gear may decline and new gear we introduce may not be successful.

The gear we sell, which includes gaming PC peripherals, gaming PC components and prebuilt gaming PCs, is characterized by short product life cycles, frequent new product introductions, rapidly changing technology and evolving industry standards. In addition, average selling prices of some of our gear tend to decline as the gear matures, and we expect this trend to continue. As a result, we must continually anticipate and respond to changing gamer requirements, innovate in our current and emerging categories of gear, introduce new gear and enhance existing gear in a timely and efficient manner in order to remain competitive and execute our growth strategy.

We believe that the success of our gear depends to a significant degree on our ability to identify new features or category opportunities, anticipate technological developments and market trends and distinguish our gear from those of our competitors. In order to further grow our business, we also will need to quickly develop, manufacture and ship innovative and reliable new gear and enhancements to our existing gear in a cost-effective and timely manner to take advantage of developments in enabling technologies and the introduction of new computer hardware, such as new generations of GPUs and CPUs, and computer games, all of which drive demand for our gear. Further, our growth depends in part on our ability to introduce and successfully market new gear and categories of gear. For example, we introduced our prebuilt PC gaming system in 2017 and in the future intend to introduce other gear designed to appeal to the PC gaming market. To the extent we do so, we will likely encounter competition from large, well-known consumer electronics and peripherals companies. Some of these companies have significantly greater financial, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. We cannot predict whether we will be successful in developing or marketing new gear and categories of gear and, if we fail to do so, our business may be seriously harmed.

If we do not execute on these factors successfully, demand for our current gear may decline and any new gear that we may introduce may not gain widespread acceptance. If this were to occur, our business may be seriously harmed. In addition, if we do not continue to distinguish our gear through distinctive, technologically advanced features and designs, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business may be seriously harmed.

We depend upon the introduction and success of new third-party high-performance computer hardware, particularly GPUs and CPUs, and sophisticated new PC computer games to drive sales of our gear. If newly introduced GPUs, CPUs and sophisticated PC computer games are not successful, or if the rate at which those products are introduced declines, it may seriously harm our business.

We believe that the introduction of more powerful GPUs, CPUs and similar computer hardware that place increased demands on other system components, such as memory, power supply or cooling, has a significant effect on the demand for our gear. The manufacturers of those products are large, public, independent companies that we do not influence or control. As a result, our business results can be materially affected by the frequency with which new high-performance hardware products are introduced by these independent third parties, whether these products achieve widespread acceptance among gamers and whether additional memory, enhanced PSUs or cooling solutions, new computer cases or other peripheral devices are necessary to support those products. Although we believe that, historically, new generations of high-performance GPUs and CPUs have positively affected the demand for our gear, we cannot assure you that this will be the case in the future. For example, the introduction of a new generation of highly efficient GPUs and CPUs that require less power or that generate less heat than prior generations may reduce the demand for both our power supply units and cooling solutions. In the past, semiconductor and computer hardware companies have typically introduced new products annually, generally in the second calendar quarter, which has tended to drive our sales in the following two quarters. If computer hardware companies do not continue to regularly introduce new and enhanced GPUs, CPUs and other products that place increasing demands on system memory and processing speed, require larger power supply units or cooling solutions or that otherwise drive demand for computer cases and other peripherals, or if gamers do not accept those products, our business may be seriously harmed.

We also believe that sales of our gear are driven by conditions in the computer gaming industry. In particular, we believe that our business depends on the introduction and success of computer games with sophisticated graphics that place greater demands on system processing speed and capacity and therefore require more powerful GPUs or CPUs, which in turn drives demand for our high-performance dynamic random access memory, or DRAM, modules, PSUs, cooling systems and other components and peripherals. Likewise, we believe that the continued introduction and market acceptance of new or enhanced versions of computer games helps sustain consumer interest in computer gaming generally. The demand for our gear would likely decline, perhaps substantially, if computer game companies and developers do not introduce and successfully market sophisticated new and improved games that require increasingly high levels of system and graphics processing power on an ongoing basis or if demand for computer games among computer gaming enthusiasts or conditions in the computer gaming industry deteriorate for any reason. As a result, our sales and other operating results fluctuate due to conditions in the market for computer games, and downturns in this market may seriously harm our business.

We face intense competition, and if we do not compete effectively, we could lose market share, demand for our gear could decline and our business may be seriously harmed.

We face intense competition in the markets for all of our gear. We operate in markets that are characterized by rapid technological change, constant price pressure, rapid product obsolescence, evolving industry standards and new demands for features and performance. We experience aggressive price competition and other promotional activities by competitors, including in response to declines in consumer demand and excess product supply or as competitors seek to gain market share.

In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies. Many of our current and potential competitors, some of which are large, multi-national businesses, have substantially greater financial, technical, sales, marketing, personnel and other resources and greater brand recognition than we have. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively than we can. In addition, some of our competitors are small or mid-sized specialty companies that can react to changes in industry trends or consumer preferences or to introduce new or innovative products more quickly than we can. As a result, our product development efforts may not be successful or result in market acceptance of our gear. Our primary competitors include:

Competitors in the gaming PC peripherals market. Our primary competitors in the market for gaming keyboards and mice include Logitech and Razer. Our primary competitors in the market for headset and related audio products include Logitech, Razer and Kingston through its HyperX brand. Our primary competitors in the game streaming gear market include Logitech, following its acquisition of Blue Microphones, and AVerMedia.

Competitors in the gaming PC components market, including PC gaming memory. Our primary competitors in the market for PSUs, cooling solutions and computer cases include Cooler Master, NZXT, EVGA, Seasonic and Thermaltake. Our primary competitors in the markets for DRAM modules include G.Skill, Kingston through its HyperX brand and Micron through its Crucial division.

Competitors in prebuilt PC gaming systems. We introduced our prebuilt PC gaming system, Corsair ONE, in 2017. Our primary competitors in the market for prebuilt PC gaming systems include Dell through its Alienware brand, HP through its Omen brand, Asus and Razer.

Competitors in new markets. We are considering introducing new gear for PC gamers and, to the extent we introduce gear in new categories, we will likely experience substantial competition from additional companies, including large computer gaming peripherals and consumer electronics companies with global brand recognition and significantly greater resources than ours.

Our ability to compete successfully is fundamental to our success in existing and new markets. We believe that the principal competitive factors in our markets include performance, reliability, brand and associated style and image, time to market with new emerging technologies, early identification of emerging opportunities, interoperability of products and responsive customer support on a worldwide basis. If we do not compete effectively, demand for our gear could decline, our net revenue and gross margin could decrease and we could lose market share, which may seriously harm our business.

Further, our ability to successfully compete depends in large part on our ability to compete on price for our high-performance gear. Much of the gear we sell is priced higher than products offered by our competitors. If gamers are not willing to pay the higher price point for our gear, we will either need to discount our gear or our sales volume could decrease. In either event, our business could be seriously harmed.

If the PC gaming industry, including eSports, does not grow as expected or declines our business could be seriously harmed.

Over the past two decades, PC gaming has grown from a relatively niche industry to a significant segment of the global entertainment industry with a wide following across various demographic groups globally. This growth includes, and has been driven by, the rapid expansion and growing popularity of professional competitive gaming, also referred to as eSports. However, the continued growth of the PC gaming industry will depend on numerous factors, many of which are beyond our control, including but not limited to:

•	the rate of growth of PCs or the migration of gamers to mobile devices or consoles away from PCs, which historically have been the core focus of our business;

•	the continued growth of eSports, including its increasing popularity among fans and amateur eSports athletes and how it impacts their desire to purchase high-performance PC gaming equipment;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•	social perceptions of gaming, especially those related to the impact of gaming on health and social development;

•	the relative availability and popularity of other forms of entertainment; and

•	changes in consumer demographics, tastes and preferences.

We generate a significant portion of our net revenue from gaming-related gear. As a result, any decline or slowdown in the growth of the PC gaming industry or the declining popularity of the PC gaming industry could materially and adversely affect our business. Further, because we are focused on developing gear for PC gamers, we have no specific plans to attract gamers who use only mobile devices and consoles to PC gaming and we have no plans to develop gear specifically designed for gamers who use mobile devices and consoles. As a result, if gamers migrate to mobile devices or consoles and away from PCs, our business may be seriously harmed. In addition, we cannot assure you that the active demographics in PC gaming will continue to buy into and drive the growth in gamer culture and the games industry overall nor can we assure you that PC gaming will expand into new demographics that will drive growth. Further, if gamers’ interest in digital games is diminished, this may seriously harm our business.

Our growth prospects are, to a certain extent, connected with the ongoing growth of eSports, and any reduction in the growth or popularity of eSports may seriously harm our business.

The success of our business depends on eSports driving significant growth in the high-performance PC gaming market, which could prompt strong growth in the sales of our gear. However, there are a number of factors which could result in the eSports market having limited or negative impact on our sales and overall growth. These factors include:

•	our competitors marketing products that gain broader acceptance among eSports participants;

•	eSports amateurs and/or spectators not purchasing our gear that is utilized by eSports athletes and teams, including the athletes and teams we sponsor;

•	the popularity of eSports games that do not utilize any of our gear, for example games that run on tablets that replace more traditional eSports; and

•	our research and development and the gear we sell failing to satisfy the increasing high-performance requirements of competitive PC gamers.

Further, there are a number of factors which could result in the growth in the eSports market stagnating, or even decreasing. These factors include:

•	consumer interest in watching either live or streamed broadcasts of competitors playing digital games diminishing or even disappearing;

•	regulation limiting the broadcast of eSports; and

•	economics or monetization of eSports performing below expectations, ultimately causing a decrease in outside investments in eSports.

If one or more of the above factors are realized, our business may be seriously harmed.

If we lose or are unable to attract and retain key management, our ability to compete could be seriously harmed and our financial performance could suffer.

Our performance depends to a significant degree upon the contributions of our management team, particularly Andrew J. Paul, our co-founder, Chief Executive Officer and President. If we lose the services of one or more of our key executives, we may not be able to successfully manage our business, meet competitive challenges or achieve our growth objectives. To the extent that our business grows, we will need to attract and retain additional qualified management personnel in a timely manner, and we may not be able to do so.

We rely on highly skilled personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel our business may be seriously harmed.

Our performance is largely dependent on the talents and efforts of highly skilled individuals, particularly our marketing personnel, sales force, electrical engineers, mechanical engineers and computer professionals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. We cannot assure you that our stock-based and other compensation will provide adequate incentives to attract, retain and motivate employees in the future, particularly if the market price of our common stock does not increase or declines. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business may be seriously harmed. Further, we also face significant competition for employees, particularly in the San Francisco Bay Area where our headquarters are located, and as a result, skilled employees in this competitive geographic location can often command higher compensation and may be difficult to hire.

Currency exchange rate fluctuations could result in our gear becoming relatively more expensive to our overseas customers or increase our manufacturing costs, each of which may seriously harm our business.

Our international sales and our operations in foreign countries subject us to risks associated with fluctuating currency exchange rates. Because sales of our gear is denominated primarily in U.S. dollars, an increase in the value of the U.S. dollar relative to the currency used in the countries where our gear is sold may result in an increase in the price of our gear in those countries, which may lead to a reduction in sales. For example, continuing uncertainty of financial conditions in Europe, including concerns regarding the United Kingdom’s exit from the European Union, and the resulting economic instability and fluctuations in the values of the Euro and British pound compared to the U.S. dollar have led to variations in the local currency selling prices of, and therefore affected demand for, our gear in Europe. Likewise, because we pay our suppliers and third-party manufacturers, most of which are located outside of the United States, primarily in U.S. dollars, any decline in the value of the U.S. dollar relative to the applicable local currency, such as the Chinese Renminbi or the New Taiwan dollar, may cause our suppliers and manufacturers to raise the prices they charge us. In addition, we generally pay our employees located outside the United States in the local currency and, as a result of our foreign sales and operations, we have other expenses, assets and liabilities that are denominated in foreign currencies and changes in the value of the U.S. dollar could result in significant increases in our expenses that may seriously harm our business.

Total unit shipments of our gear tend to be higher during the third and fourth quarters of the year. As a result, our sales are subject to seasonal fluctuations, which may seriously harm our business.

We have experienced and expect to continue to experience seasonal fluctuations in sales due to the spending patterns of gamers who purchase our gear. Our total unit shipments have generally been lowest in the first and second calendar quarters due to lower sales following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced GPUs, CPUs and other computer hardware products, which usually takes place in the second calendar quarter and which tends to drive sales in the following two quarters. As a consequence of seasonality, our total unit shipments for the second calendar quarter are generally the lowest of the year, followed by total unit shipments for the first calendar quarter. We expect these seasonality trends to continue. As a result, our total unit shipments are subject to seasonal fluctuations, which may seriously harm our business.

Our results of operations are subject to substantial quarterly and annual fluctuations, which may adversely affect the market price of our common stock.

Our results of operations have in the past fluctuated, sometimes substantially, from period to period, and we expect that these fluctuations will continue. A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual net revenue and other operating results. These fluctuations may make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively impact our business. These fluctuations also could both increase the volatility and adversely affect the market price of our common stock. There are numerous factors that may cause or contribute to fluctuations in our operating results. As discussed below, these factors may relate directly to our business or may relate to technological developments and economic conditions generally.

Factors affecting our business and markets. Our result of operations may be materially adversely affected by factors that directly affect our business and the competitive conditions in our markets, including the following:

•	changes in demand for our lower margin products relative to demand for our higher margin gear;

•	introduction or enhancement of products by us and our competitors, and market acceptance of these new or enhanced products;

•	loss of significant retail customers, cancellations or reductions of orders and product returns;

•	fluctuations in average selling prices of and demand for our gear, particularly gaming PC peripherals, gaming PC components and prebuilt gaming PCs;

•	change in demand for our gear due to our gear having higher price-points than products supplied by our competitors;

•	discounts and price reductions offered by our competitors;

•	a delay, reduction or cessation of deliveries from one or more of the third parties that manufacture our gear;

•	increased costs or shortages of our gear or components used in our gear;

•	changes in the frequency with which new high-performance computer hardware, particularly GPUs and CPUs, and sophisticated new computer games that drive demand for additional DRAM modules, higher wattage PSUs, enhanced cooling solutions and peripherals are introduced;

•	fluctuations in the available supply of high-performance computer hardware resulting in the increased costs to gamers, which could ultimately lead to decreased demand for our PC gaming gear, due to factors such as component supply shortages or gamers purchasing GPUs for non-gaming purposes such as cryptocurrency mining;

•	potential changes in trade relations arising from policy initiatives implemented by the current U.S. administration, which has been critical of existing and proposed trade agreements;

•	unexpected changes in laws, regulatory requirements, taxes or trade laws;

•	delays or problems in our introduction of new gear or in the delivery of gear;

•	changes in freight costs;

•	changes in purchasing patterns by the distributors and retailers to which we sell our gear;

•	seasonal electronics product purchasing patterns by our retail and distributor customers and gamers;

•	competitive pressures resulting in, among other things, lower selling prices or loss of market share; and

•	cost and adverse outcomes of litigation, governmental proceedings or any proceedings to protect our brand or other intellectual property.

General economic conditions. Our business may be materially adversely affected by factors relating to global, national and regional economies, including:

•	uncertainty in economic conditions, either globally or in specific countries or regions;

•	fluctuations in currency exchange rates;

•	the impact of political instability, natural disasters, war and/or events of terrorism;

•	changes in business cycles that affect the markets in which we sell our gear; and

•	the effect of fluctuations in interest rates on consumer disposable income.

Technological factors. In addition to technological developments directly relating to our gear, more generalized changes in technology may have a significant effect on our operating results. For example, our business could be seriously harmed by rapid, wholesale changes in technology in or affecting the markets in which we compete or widespread adoption of cloud computing.

One or more of the foregoing or other factors may cause our expenses to be disproportionately higher or lower or may cause our net revenue and other operating results to fluctuate significantly in any particular quarterly or annual period. Our results of operations in one or more future quarters or years may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in the market price of our common stock.

Cloud computing may seriously harm our business.

Cloud computing refers to a computing environment in which software is run on third-party servers and accessed by end-users over the internet. In a cloud computing environment a user’s computer may be a so-called “dumb terminal” with minimal processing power and limited need for high-performance components. Through cloud computing, gamers will be able to access and play graphically sophisticated games that they may not be able to otherwise play on a PC that is not fully equipped with the necessary, and often expensive, hardware. If cloud computing is widely accepted, the demand for high-performance computer gaming hardware products such as the PC memory and PC gaming components we sell, could diminish significantly. As a result, if cloud computing gaming were to become widely adopted, such adoption could seriously harm our business.

Conditions in the retail and consumer electronics markets may significantly affect our business and could have an adverse effect on our net revenue.

We derive most of our revenue from higher priced gear sold through online and brick-and-mortar retailers to gamers, and we are vulnerable to declines in consumer spending due to,

among other things, depressed economic conditions, reductions in disposable income and other factors that affect the retail and consumer electronics markets generally. In addition, our revenues are attributable to sales of high-performance gaming PC peripherals, gaming PC components and prebuilt gaming PCs, all of which are products that are geared to the computer gaming market which, like other consumer electronic markets, is susceptible to the adverse effects of poor economic conditions.

Other significant negative effects could include limited growth or reductions in worldwide sales of products that incorporate DRAM modules, such as PCs, smartphones and servers, resulting in excess supply in the worldwide DRAM market and reduced demand for our gear from our customers as they limit or lower their spending and inventory levels. Adverse economic conditions may also reduce our cash flow due to delays in customer payments, increase the risk of customer bankruptcy or business failures and result in increases in bad debt write-offs and receivables reserves.

Other negative effects on our business resulting from adverse economic conditions worldwide may include:

•	higher costs for promotions, customer incentive programs and other initiatives used to stimulate demand;

•	increased risk of excess and obsolete inventories, which may require write-downs or impairment charges;

•	financial distress or bankruptcy of key suppliers or third-party manufacturers, resulting in insufficient product quantities to meet demand or increases in the cost of producing our gear; and

•	financial distress or bankruptcy of key distributors, resellers or retailers.

Depressed economic conditions, whether in our key regional markets or globally, could result in a decline in both product prices and the demand for our gear, which may seriously harm our business.

Our sponsorship of individuals, teams and events within the gaming community is subject to numerous risks that may seriously harm our business.

We interact with the gaming community in numerous ways, including through the sponsorship of eSports events, tournaments, eSports athletes and teams. These sponsored events and individuals are associated with our brand and represent our commitment to the gaming community. We cannot assure you that we will be able to maintain our existing relationships with any of our sponsored individuals or teams in the future or that we will be able to attract new highly visible gamers to endorse our gear. Additionally, certain individuals or teams with greater access to capital may increase the cost of certain sponsorships to levels we may choose not to match. If this were to occur, our sponsored individuals, teams or events may terminate their relationships with us and endorse our competitors’ products, and we may be unable to obtain endorsements from other comparable alternatives. In addition, if any of our sponsored individuals or teams become unpopular or engage in activities perceived negatively in the gaming community or more broadly, our sponsorship expenditures could be wasted and our brand reputation could be damaged which, in turn, could seriously harm our business.

DRAM integrated circuits account for most of the cost of producing our DRAM modules and fluctuations in the market price of DRAM integrated circuits may have a material impact on our net revenue and gross profit.

DRAM integrated circuits, or ICs, account for most of the cost of producing our DRAM modules. The market for these ICs is highly competitive and cyclical. Prices of DRAM ICs have historically been subject to volatility over relatively short periods of time due to a number of factors, including imbalances in supply and demand. We expect these fluctuations will recur in the future, which could seriously harm our business. For example, changes in the selling prices of our DRAM modules can have a substantial impact on our net revenue as our gaming PC memory segment represents a significant portion of our overall net revenue. In addition, declines in the market price of ICs enable our competitors to lower prices and we will likely be forced to lower our product prices in order to compete effectively which could have an adverse effect on our net revenue. Further, because we carry inventories of DRAM ICs and DRAM modules at our facility in Taiwan, fluctuations in the market price of these ICs can have an effect on our gross margin. For example, declines in the prices of these ICs and their related products have tended to have a negative short-term impact on gross margin of our DRAM modules. In addition, selling prices of our DRAM modules, on the one hand, and market prices of DRAM ICs, on the other hand, may rise or fall at different rates, which may also affect our gross margin. Any of these circumstances could materially adversely affect our net revenue and gross margins.

We use DRAM ICs produced by Samsung, Micron and Hynix in our DRAM modules. We purchase those DRAM ICs, pursuant to purchase orders and not long-term supply contracts, largely from third-party distributors and, to a lesser extent, directly from those manufacturers. According to market share data for DRAM IC manufacturers appearing on the website of DRAM Exchange, a market research firm, Samsung, a manufacturer of DRAM ICs, had an approximately 46% share of the worldwide DRAM IC market for 2017, compared to approximately 29% for Hynix and approximately 21% for Micron in each case for the same period. However, should supply from any of these vendors be limited, we cannot assure you that we would be able to meet our needs by purchasing DRAM ICs produced by other manufacturers or from agents and distributors. Further, there are a limited number of companies capable of producing the high-speed DRAM ICs required for our high-performance DRAM modules, and any inability to procure the requisite quantities and quality of DRAM ICs could reduce our production of DRAM modules and could seriously harm our business.

A significant portion of our net revenue is generated by sales of DRAM modules and any significant decrease in the average selling prices of our DRAM modules would seriously harm our business.

A significant percentage of our net revenue is generated by sales of DRAM modules. In particular, net revenue of our gaming PC memory segment, most of which is generated by sales of DRAM modules, accounted for a total of 35.5%, 43.8% and 45.3% of our net revenue in 2016 and 2017 and for the three months ended March 31, 2018, respectively. As a result, any significant decrease in average selling prices of our DRAM modules, whether as a result of declining market prices of DRAM ICs or for any other reason, would seriously harm our business. Selling prices for our DRAM modules tend to increase or decrease with increases or decreases, respectively, in market prices of DRAM ICs.

Sales to a limited number of customers represent a significant portion of our net revenue, and the loss of one or more of our key customers may seriously harm our business.

In 2016, 2017 and for the three months ended March 31, 2018, sales to Amazon accounted for 10.2%, 18.0% and 19.5%, respectively, of our net revenue, and sales to our ten largest customers accounted for 42.1%, 45.8% and 41.9%, respectively, of our net revenue. Our customers typically do not enter into long-term agreements to purchase our gear but instead enter into purchase orders with us from time to time. These purchase orders may generally be cancelled and orders can be reduced or postponed by the customer. In addition, our customers are under no obligation to continue purchasing from us and may purchase similar products from our competitors. Further, while we maintain accounts receivables insurance for many of our customers, we do not maintain such coverage for Amazon or for any customer in China. As a result, if either Amazon or any customer in China were to default on its payment to us, we would not be covered by such insurance, and our business may be seriously harmed. If the financial condition of a key customer weakens, if a key customer stops purchasing our gear, or if uncertainty regarding demand for our gear causes a key customer to reduce their orders and marketing of our gear our business could be seriously harmed. A decision by one or more of our key customers to reduce, delay or cancel its orders from us, either as a result of industry conditions or specific events relating to a particular customer or failure or inability to pay amounts owed to us in a timely manner, or at all, may seriously harm our business. In addition, because of our reliance on key customers, the loss of one or more key customers as a result of bankruptcy or liquidation or otherwise, and the resulting loss of sales, may seriously harm our business.

We have limited manufacturing facilities that only assemble our DRAM modules, we have no guaranteed sources of supply of products or components and we depend upon a small number of manufacturers, many of which are single-source suppliers, to supply our gear, each of which may result in product or component shortages, delayed deliveries and quality control problems.

We maintain limited manufacturing facilities that only produce DRAM modules, and as a result, we depend entirely upon third parties to manufacture and supply the gear we sell and the components used in our gear such as gaming peripherals and gaming components. Our gear that is manufactured by outsourced parties is generally produced by a limited number of manufacturers on a purchase order basis. For example, each model of our gaming keyboards, gaming mice, gaming headsets, computer cases, PSUs and cooling solutions is produced by a single manufacturer. We do not have any long-term supply agreements with any of our manufacturers or suppliers. In addition, we carry limited inventories of our gear, and the loss of one or more of these manufacturers or suppliers, or a significant decline in production or deliveries by any of them, could significantly limit our shipments of gear or prevent us from shipping that gear entirely.

Our reliance upon a limited number of manufacturers and suppliers exposes us to numerous risks, including those described below.

Risks relating to production and manufacturing. Our business could be seriously harmed if our manufacturers or suppliers ceased or reduced production or deliveries, raised prices, lengthened production or delivery times or changed other terms of sale. In particular, price increases by our manufacturers or suppliers could seriously harm our business if we are unable to pass those price increases along to our customers. Furthermore, the supply of products from manufacturers and suppliers to us could be interrupted or delayed, and we may be unable to obtain sufficient quantities of our products because of factors outside of our control. For example, our manufacturers and suppliers may experience financial difficulties, be affected by natural disasters, have limited production facilities or manufacturing capacity, may experience labor shortages or may be adversely affected by regional unrest or military actions. In addition, we may be slower than our competitors in introducing new products or reacting to changes in our markets due to production or delivery delays by our third-party manufacturers or suppliers. Likewise, lead times for the delivery of products being manufactured for us can vary significantly and depend on many factors outside of our control, such as demand for manufacturing capacity and availability of components. In addition, if one of our single source manufacturers were to stop production, we may be unable to locate a suitable replacement on terms we consider acceptable and, in any event, there would likely be significant delays before we were able to transition production to a new manufacturer and potentially significant costs associated with that transition.

Risks relating to product quality. Our manufacturers or suppliers may provide us with products or components that do not perform reliably or do not meet our quality standards or performance specifications or are susceptible to early failure or contain other defects. This may seriously harm our reputation, increase our warranty and other costs or lead to product returns or recalls, any of which may seriously harm our business.

Risks relating to product and component shortages. From time to time we have experienced product shortages due to both disruptions in supply from the third parties that manufacture or supply our gear and our inability or the inability of these third-party manufacturers to obtain necessary components, and we may experience similar shortages in the future. Moreover, procurement of the other components used in our gear is generally the responsibility of the third parties that manufacture our gear, and we therefore have limited or no ability to control or influence the procurement process or to monitor the quality of components.

Any disruption in or termination of our relationships with any of our manufacturers or suppliers or our inability to develop relationships with new manufacturers or suppliers as and when required would cause delays, disruptions or reductions in product shipment and may require product redesigns, all of which could damage relationships with our customers, seriously harm our brand, increase our costs and otherwise seriously harm our business. Likewise, shortages or interruptions in the supply of products or components, or any inability to procure these products or components from alternate sources at acceptable prices in a timely manner, could delay shipments to our customers and increase our costs, any of which may seriously harm our business.

If our proprietary software iCUE has any “bugs” or glitches, or if we are unable to update the iCUE software to incorporate innovations, our business may be seriously harmed.

Because most of the gear we sell is linked through our iCUE software, “bugs” or other glitches in the software may cause it to not perform reliably, meet our quality standards or meet performance specifications. Further, even if we detect any bugs or other glitches in the iCUE software we may be unable to update the software effectively to remediate these problems. In addition, in order for us to stay competitive, we need to update the iCUE software, and any other software utilized by our gear, to incorporate innovations and other changes to address PC gamers’ changing needs. If we are unable to update the iCUE software to include such updates or address any bugs or glitches, its use to PC gamers may be substantially diminished, which could seriously harm our business.

The need to continuously develop new gear and product improvements increases the risk that our gear will contain defects or fail to meet specifications, which may increase our warranty costs and product returns, lead to recalls of gear, damage our reputation and seriously harm our business.

Gear that does not meet specifications or that contains, or is perceived by our customers or gamers to contain, defects could impose significant costs on us or seriously harm our business. Our gear may suffer from design flaws, quality control problems in the manufacturing process or components that are defective or do not meet our quality standards. Moreover, the markets we serve are characterized by rapidly changing technology and intense competition and the pressure to continuously develop new gear and improvements and bring that gear and improvements to market quickly heightens the risks that our gear will be subject to both quality control and design problems. Because we largely rely on third parties to manufacture our gear and the components that are used in our gear, our ability to control the quality of the manufacturing process and the components that are used to manufacture our gear is limited. Product quality issues, whether as a result of design or manufacturing flaws or the use of components that are not of the requisite quality or do not meet our specifications, could result in product recalls, product redesign efforts, lost revenue, loss of reputation, and significant warranty and other expenses. In that regard, we have from time to time elected to recall certain gear we sell. Recalls of gear and warranty-related issues can be costly, cause damage to our reputation and result in increased expenses, lost revenue and production delays. We may also be required to compensate customers for costs incurred or damages caused by defective gear. If we incur warranty or product redesign costs, institute recalls of gear or suffer damage to our reputation as a result of defective gear, our business could be seriously harmed.

While we operate a facility in Taiwan that assembles, tests and packages most of our DRAM modules, we rely upon manufacturers in China to produce all of our PSUs, cooling solutions, computer cases, gaming peripherals and accessories, and the components for our DRAM modules, which exposes us to risks that may seriously harm our business.

We operate a facility in Taiwan that assembles, tests, packages and ultimately supplies a significant portion of our DRAM modules. All of the other gear we sell, including the components used to assemble our DRAM modules, are produced at factories located in Southeast China. The fact that all of these facilities, manufacturers, suppliers and factories are concentrated in Taiwan and China exposes us to numerous risks.

We believe one of the most significant risks associated with this concentration in Taiwan and China is that production may be interrupted or limited because of labor shortages in southern China and by strains on the local infrastructure. In addition, production at facilities located in China or Taiwan, including our own manufacturing, testing and packaging facility in Taiwan, and deliveries from those facilities, may be adversely affected by tensions, hostilities or trade disputes involving China, Taiwan, the United States or other countries. There is considerable potential political instability in Taiwan related to its disputes with China. Although we do not do business in North Korea, any future increase in tensions between South Korea and North Korea, such as an outbreak or escalation of military hostilities, or between Taiwan and China could materially adversely affect our operations in Asia or the global economy, which in turn may seriously harm our business.

Other risks resulting from this concentration of our manufacturing facilities and our suppliers in Taiwan and China include the following:

•	the interpretation and enforcement of China’s laws continues to evolve, which may make it more difficult for us to obtain a reliable supply of our gear at predictable costs;

•	these facilities are located in regions that may be affected by earthquakes, typhoons, other natural disasters, political instability, military actions, power outages or other conditions that may cause a disruption in supply;

•	our costs may be increased and deliveries of our gear may be decreased or delayed by trade restrictions; and

•	our reliance on foreign manufacturers and suppliers exposes us to other risks of doing business internationally, some of which are described below under “We conduct our operations and sell our gear internationally and the effect of business, legal and political risks associated with international operations may seriously harm our business.”

In addition, if significant tariffs or other restrictions are placed on Chinese imports or any related counter-measures are taken by China, our business may be seriously harmed. The current U.S. administration has signaled that it may alter trade agreements and terms between China and the United States, including limiting trade with China and/or imposing a tariff on imports from China. Recently, the current U.S. administration has imposed a 25% tariff on steel imports and a 10% tariff on aluminum imports and announced additional tariffs on goods imported from China specifically. Currently, our business and results of our operations are not materially impacted by these tariffs and other measures. However, if further tariffs are imposed on a broader range of imports, or if further retaliatory trade measures are taken by China or other countries in response to additional tariffs, we may be required to raise our prices, which may result in the loss of customers and seriously harm our business.

The occurrence of any one or more of these risks may seriously harm our business.

If we do not successfully coordinate the worldwide manufacturing and distribution of our gear, we could lose sales.

Our business requires that we coordinate the manufacture and distribution of our gear over a significant portion of the world. We rely upon third parties to manufacture our gear and to transport and distribute our gear to our customers. If we do not successfully coordinate the timely and efficient manufacturing and distribution of our gear, our costs may increase, we may experience a build-up in inventory, we may not be able to deliver sufficient quantities to meet customer demand and we could lose sales, each of which could seriously harm our business.

Our operating results are particularly sensitive to freight costs, and our costs may increase significantly if we are unable to ship and transport finished products efficiently and economically across long distances and international borders, which may seriously harm our business.

All of our gear is manufactured in Asia, and we transport significant volumes of finished products across long distances and international borders. As a result, our operating results can be significantly affected by changes in transportation costs. In that regard, although we ship our DRAM modules, which have selling prices that are relatively high compared to their size and weight, by air, we generally use ocean freight to ship our other products because of their relatively low selling prices compared to their size and weight. If we underestimate the demand for any of the products we ship by ocean freight, or if deliveries of those products to us by our manufacturers are delayed or interrupted, we may be required to ship those products by air in order to fill orders on a timely basis. Shipping items like gaming PC peripherals and gaming PC components, in particular cases or cooling solutions, by air is significantly more expensive than using ocean freight. As a result, any requirement that we ship these products by air, whether because we underestimate demand or because of an interruption in supply from the manufacturers who produce these products or for any other reason, could materially increase our costs. In addition, freight rates can vary significantly due to large number of factors beyond our control, including changes in fuel prices or general economic conditions or the threat of terrorist activities or acts of piracy. If demand for air or ocean freight should increase substantially, it could make it difficult for us to procure sufficient cargo transportation space at prices we consider acceptable, or at all. Increases in our freight expenses, or any inability to ship our gear as and when required, may seriously harm our business.

Because our gear must cross international borders, we are subject to risk of delay if our documentation does not comply with customs rules and regulations or for similar reasons. In addition, any increases in customs duties or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase our costs or the final cost of our gear to our retailer customers or gamers or decrease our margins. The laws governing customs and tariffs in many countries are complex, subject to many interpretations and often include substantial penalties for non-compliance.

We may be subject to future tax audits in various jurisdictions, which may seriously harm our business.

We operate in multiple jurisdictions, are taxed pursuant to the tax laws of each of these jurisdictions and may be subject to future tax audits in each of these jurisdictions. Because we have substantial operations in a number of locations worldwide, tax authorities in various jurisdictions may raise questions concerning matters such as transfer pricing, whether revenues or expenses should be attributed to particular countries, the presence or absence of permanent establishments in particular countries and similar matters. In addition, we have engaged in a number of material restructuring transactions in various jurisdictions, including in the Acquisition Transaction, and the tax positions we have adopted in connection with these restructuring transactions may be subject to challenge. While we have contractual rights to indemnification in respect of certain taxable periods ending on or before the date of the Acquisition Transaction, such indemnity protection does not address all potential tax risks that may arise from such taxable periods, and we cannot assure you that we would be successful in collecting on an indemnification claim if such tax matters were to arise. Accordingly, a material assessment by a tax authority in any jurisdiction could require that we make significant cash payments without reimbursement. If this were to occur, our business may be seriously harmed.

Our effective tax rate may increase in the future, including as a result of the Reorganization and recent U.S. tax legislation.

Our effective tax rate may be impacted by changes in or interpretations of tax laws in any given jurisdiction, utilization of or limitations on our ability to utilize any tax credit carry-forwards, changes in geographical allocation of revenue and expense and changes in management’s assessment of matters such as our ability to realize the value of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate which reflects a variety of factors that may or may not be present in any given year.

As a result of the Reorganization, we acquired a number of non-U.S. affiliated entities with substantial non-U.S. assets and operations. Following the Reorganization, we may be subject to current U.S. federal income taxes on the earnings of such non-U.S. affiliates in a manner that may adversely impact our effective tax rate.

In addition, recently enacted U.S. tax legislation has significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, adopting elements of a partially territorial tax system, revising the rules governing net operating losses and the rules governing foreign tax credits, and introducing new anti-base erosion provisions. Many of these changes are effective immediately, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and Internal Revenue Service, or the IRS, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

In light of these factors, we cannot assure you that our effective income tax rate will not change in future periods. Accordingly, if this were to occur, and if our effective tax rate were to increase, our business may be seriously harmed.

Technological developments or other changes in our industry could render our gear less competitive or obsolete, which may seriously harm our business.

Our industry is characterized by rapidly evolving technology and standards. These technological developments require us to integrate new technology and standards into our gear, create new and relevant categories of gear and adapt to changing business models in a timely manner. Our competitors may develop or acquire alternative and competing technologies and standards that could allow them to create new and disruptive products or produce similar competitive products at lower costs of production. Advances in the development of gaming, computing and audiovisual technology could render our gear less competitive or obsolete. For example, the emergence of augmented reality and virtual reality headsets could render certain of our gaming PC peripherals such as keyboards and mice less relevant, similar to how cloud computing could drastically reduce the need for gaming PC components. If we are unable to provide new gear for augmented or virtual reality devices, our business may be seriously harmed. In addition, government authorities and industry organizations may adopt new standards that apply to our gear. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological changes and compete effectively. Our product development expenses were $15.0 million, $25.6 million and $6.8 million for 2016, 2017 and the three months ended March 31, 2018, respectively, representing 2.5%, 3.0% and 2.8% of our net revenue for the same periods, respectively. Our failure to improve our gear, create new and relevant categories of gear and adapt to changing business models in a timely manner may seriously harm our business.

We order most of our gear from third-party manufacturers based on our forecasts of future demand and targeted inventory levels, which exposes us to the risk of both product shortages, which may result in lost sales and higher expenses, and excess inventory, which may require us to sell our gear at substantial discounts and lead to write-offs.

We depend upon our product forecasts to make decisions regarding investments of our resources and production levels of our gear. Because of the lead time necessary to manufacture our gear and the fact that we usually have little or no advance notice of customer orders, we must order our gear from third-party manufacturers and therefore commit to substantial purchases prior to obtaining orders for those products from our customers. This makes it difficult for us to adjust our inventory levels if orders fall below our expectations. Our failure to predict low demand for product can result in excess inventory, as well as lower cash flows and lower margins if we were unable to sell a product or if we were required to lower product prices in order to reduce inventories, and may also result in inventory write-downs. In addition, the cancellation or reduction of orders by our customers may also result in excess inventory. On the other hand, if actual orders exceed our expectations, we may need to incur additional costs, such as higher shipping costs for air freight or other expedited delivery or higher product costs for expedited manufacturing, in order to deliver sufficient quantities of products to meet customer orders on a timely basis or we may be unable to fill some orders altogether. In addition, many of the types of gear we sell have short product life cycles, so a failure to accurately predict and meet demand for products can result in lost sales that we may be unable to recover in subsequent periods. These short life cycles also make it more likely that slow moving or excess inventory may become obsolete, requiring us to sell our gear at significant discounts or write off entirely excess or obsolete inventory. Any failure to deliver gear in quantities sufficient to satisfy demand can also seriously harm our reputation with both our retailer customers and gamers.

Over the past few years, we have expanded the number and types of gear we sell, and the geographic markets in which we sell them, and we will endeavor to further expand our product portfolio and sales reach. The growth of our product portfolio and the markets in which we sell our gear has increased the difficulty of accurately forecasting product demand. We have in the past experienced significant differences between our forecasts and actual demand for our gear and expect similar differences in the future. If we do not accurately predict product demand, our business may be seriously harmed.

Order cancellations, product returns, price erosion, product obsolescence and retailer and distributor customer and gamer incentive programs may result in substantial inventory and/or receivables write-downs and seriously harm our business.

The gear we sell is characterized by rapid technological change and short product life cycles. As a result, the gear that we hold in inventory may be subject to significant price erosion or may become obsolete, requiring inventory write-downs. We may experience excess or unsold inventory for a number of reasons, including demand for our gear being lower than our forecasts, order cancellations by our customers and product returns.

In that regard, rights to return products vary by customer and range from the right to return defective products to limited stock rotation rights allowing the exchange of a limited percentage of the customer’s inventory for new product purchases. If the estimated market values of products held in our finished goods and work in process inventories at the end of any fiscal quarter are below our cost of these products, we will recognize charges to write down the carrying value of our inventories to market value.

In addition, we provide a variety of rebates to both customers and gamers, including instant rebates, volume incentive rebates, back end rebates and mail-in rebates. We also have contractual agreements and cooperative marketing, promotional and other arrangements that provide rebates and other financial incentives to our retailer customers and gamers. To a limited extent, we also offer financial incentives related to retailer customer inventory of specific products. The aggregate amount of charges incurred as a result of all of these rebates and other incentives was $42.8 million, $53.9 million and $14.7 million in 2016, 2017 and the three months ended March 31, 2018, respectively. These charges are offsets to our net revenue. In the future, we also may be required to write down inventory or receivables due to product obsolescence or because of declines in market prices of our gear. Any write-downs or offsets could seriously harm our business.

Our indemnification obligations to our customers and suppliers for intellectual property infringement claims could require us to pay substantial amounts and may seriously harm our business.

We indemnify a limited number of retailer customers for damages and costs which may arise if our gear infringe third-party patents or other proprietary rights. We may periodically have to respond to claims and litigate these types of indemnification obligations. Any such indemnification claims could require us to make substantial settlement, damages or royalty payments or result in our incurring substantial legal costs. Our insurance does not cover intellectual property infringement. The potential amount of future payments to defend lawsuits or settle or otherwise satisfy indemnified claims under any of these indemnification provisions may be unlimited. We also have replacement obligations for product warranty claims relating to our gear. Our insurance does not cover such claims. Claims for intellectual property infringement and product warranty claims may seriously harm our business.

From time to time, we pay licensing fees in settlement of certain intellectual property infringement claims made by third parties. We cannot assure you that licensing fees paid under these circumstances will not seriously harm our business.

If we are unable to integrate our gear with third-party hardware, operating system software and other products, the functionality of our gear would be adversely affected, which may seriously harm our business.

The functionality of some of our gear depends on our ability to integrate that gear with the hardware, operating system software and related products of providers such as Intel, AMD, NVIDIA and Asus, among others. We rely to a certain extent on the relationships we have with those companies in developing our gear and resolving issues. We cannot assure you that those relationships will be maintained or that those or other companies will continue to provide the necessary information and support to allow us to develop gear that integrate with their products. If integration with the products of those or other companies becomes more difficult, our gear would likely be more difficult to use or may not be compatible with key hardware, operating systems or other products, which would seriously harm our reputation and the utility and desirability of our gear, and, as a result, would seriously harm our business.

One of our strategies is to grow through acquisitions, which could result in operating difficulties, dilution to our stockholders and other seriously harmful consequences.

One of our strategies is to grow through acquisitions and we may also seek to grow through other strategic transactions such as alliances and joint ventures. In particular, we believe that our future growth depends in part on our ability to enhance our existing product lines and introduce new gear and categories of gear through acquisitions and other strategic transactions. There is substantial competition for attractive acquisitions and other strategic transactions, and we may not be successful in completing any such acquisitions or other strategic transactions in the future. If we are successful in making any acquisition or strategic transaction, we may be unable to integrate the acquired business effectively or may incur unanticipated expenditures, which could seriously harm our business. Acquisitions and strategic transactions can involve a wide variety of risks depending upon, among other things, the specific business or assets being acquired or the specific terms of any transaction.

In addition, we may finance acquisitions or investments, strategic partnerships or joint ventures by issuing common stock, which may be dilutive to our stockholders, or by incurring indebtedness, which could increase our interest expense and leverage, perhaps substantially. Acquisitions and other investments may also result in charges for the impairment of goodwill or other acquired assets. Acquisitions of, or alliances with, technology companies are inherently risky, and any acquisitions or investments we make, or alliances we enter into, may not perform in accordance with our expectations. Accordingly, any of these transactions, if completed, may not be successful and may seriously harm our business.

In addition, foreign acquisitions or strategic transactions with foreign partners involve additional risks, including those related to integration of operations across different geographies, cultures and languages, as well as risks related to fluctuation in currency exchange rates and risks associated with the particular economic, political and regulatory environment in specific countries.

We need substantial working capital to operate our business, and we rely to a significant degree upon credit extended by our manufacturers and suppliers and borrowings under our revolving credit facility to meet our working capital needs. If we are unable to meet our working capital needs, we may be required to reduce expenses or product purchases, or delay the development, commercialization and marketing of our gear, which would seriously harm our business.

We need substantial working capital to operate our business. We rely to a significant degree upon credit extended by many of our manufacturers and suppliers in order to meet our working capital needs. Credit terms vary from vendor to vendor but typically allow us from ten to 40 days to pay for DRAM ICs and from 30 to 90 days to pay for other manufactured products. However, notwithstanding the foregoing, there are instances when we are required to pay for gear in advance of it being manufactured and delivered to us. We also utilize borrowings under our revolving credit facility to provide working capital, and access to external debt financing has historically been and will likely continue to be very important to us. As a result of any downturn in general economic conditions or conditions in the credit markets or other factors, manufacturers and suppliers may be reluctant to provide us with the same credit that they have in the past, which would require that we increase the level of borrowing under our revolving credit facility obtain other external financing to provide for our substantial working capital needs. Additional financing may not be available on terms acceptable to us or at all. In particular, our access to debt financing may be limited by a covenant in our credit facilities, which requires our Consolidated Total Net Leverage Ratio (as defined in our credit facilities) to be no greater than 8.0 to 1.0 if the revolving credit part of our credit facilities is more than 35% drawn. As a result, the restriction imposed by our debt covenants could limit, perhaps substantially, the amount we are permitted to borrow under our credit facilities or under other debt arrangements.

To the extent we are required to use additional borrowings under our revolving credit facility or from other sources (if available and if permitted by the credit facility) to provide working capital, it could increase our interest expense and expose us to other risks of leverage. Any inability to meet our working capital or other cash needs as and when required would likely seriously harm our business, results of operations and financial condition and adversely affect our growth prospects and stock price and could require, among other things, that we reduce expenses, which might require us to reduce shipments of our gear or our inventory levels substantially or to delay or curtail the development, commercialization and marketing of our gear.

Indebtedness and the terms of our credit facilities may impair our ability to respond to changing business and economic conditions and may seriously harm our business.

We had $378.8 million of indebtedness as of March 31, 2018. We have incurred significant indebtedness under our credit facilities to fund working capital and other cash needs and we expect to incur additional indebtedness in the future, particularly if we use borrowings or other debt financing to finance all or a portion of any future acquisitions. In addition, the terms of our credit facilities require and any debt instruments we enter into in the future may require, that we comply with certain restrictions and covenants. These covenants and restrictions, as well as any significant increase in our indebtedness, could adversely impact us for a number of reasons, including the following:

Cash flow required to pay debt service. We may be required to dedicate a substantial portion of our available cash flow to debt service. This risk is increased by the fact that borrowings under our credit facilities bear interest at a variable rate. This exposes us to the risk that the amount of cash required to pay interest under our credit facilities will increase to the extent that market interest increases. Our indebtedness and debt service obligations may also increase our vulnerability to economic downturns and adverse competitive and industry conditions.

Adverse effect of financial and other covenants. The covenants and other restrictions in our credit facilities and any debt instruments we may enter into in the future may limit our ability to raise funds for working capital, capital expenditures, acquisitions, product development and other general corporate requirements, which may adversely affect our ability to finance our operations, any acquisitions or investments or other capital needs or engage in other business activities that would be in our interests. Restrictive covenants may also limit our ability to plan for or react to market conditions or otherwise limit our activities or business plans and place us at a disadvantage compared to our competitors.

Risks of default. If we breach or are unable to comply with a covenant or other agreement contained in a debt instrument, the lender generally has the right to declare all borrowings outstanding under that debt instrument, together with accrued interest, to be immediately due and payable and may have the right to raise the interest rate. Upon an event of default under our credit facilities, the lender may require the immediate repayment of all outstanding loans and accrued interest. In addition, during the continuance of certain events of default under our credit facilities (subject to a cure period for some events of default), interest may accrue at a rate that is 200 basis points above the otherwise applicable rate. As a result, any breach or failure to comply with covenants contained in our debt instruments could seriously harm our business. Moreover, our credit facilities are secured by substantially all of our assets (including capital stock of our subsidiaries), except assets of our foreign subsidiaries and some of the shares of our foreign subsidiaries, and if we are unable to pay indebtedness secured by collateral when due, whether at maturity or if declared due and payable by the lender following a default, the lender generally has the right to seize and sell the collateral securing that indebtedness. We cannot assure you that we will not breach the covenants or other terms of our credit facilities or any other debt instruments in the future and, if a breach occurs, we cannot assure you that we will be able to obtain necessary waivers or amendments from the lender or to refinance the related indebtedness on terms we find acceptable, or at all. As a result, any breach or default of this nature may seriously harm our business.

Restrictions under our credit facilities. We must comply with covenants under our current credit facilities, one of which requires our Consolidated Total Net Leverage Ratio (as defined in our credit facilities) to be no greater than 8.0 to 1.0 if the revolving credit part of our credit facilities is more than 35% drawn. Our Consolidated Total Net Leverage Ratio as of March 31, 2018 was 4.8 to 1.0 and as of March 31, 2018, on an as adjusted basis to give effect to the consummation of this offering, was          to 1.0. While we anticipate we will be in compliance with this covenant immediately following the consummation of this offering, we cannot assure you that we will not breach these covenants in our credit facilities in the future or other covenants in our future credit facilities.

Our credit facilities also include covenants that limit or restrict our ability to, among other things, incur liens on our properties, make acquisitions and other investments and sell assets, subject to specified exceptions. In addition to the covenants described in the preceding sentence, we are also prohibited from incurring indebtedness other than debt owed to the lender under our credit facilities, debt associated with certain liens permitted by our credit facilities or subordinated debt. Our credit facilities also contain restrictions on our ability to pay dividends or make distributions in respect of our common stock or redemptions or repurchases of our common stock.

We conduct our operations and sell our gear internationally and the effect of business, legal and political risks associated with international operations may seriously harm our business.

Sales to customers outside the United States accounted for 70.5%, 69.9% and 68.4% of our net revenue for 2016, 2017 and the three months ended March 31, 2018, respectively. In addition, substantially all of the gear that we sell is manufactured at facilities in Asia. Our international sales and operations are subject to a wide range of risks, which may vary from country to country or region to region. These risks include the following:

•	export and import duties, changes to import and export regulations, and restrictions on the transfer of funds;

•	political and economic instability;

•	problems with the transportation or delivery of our gear;

•	issues arising from cultural or language differences and labor unrest;

•	longer payment cycles and greater difficulty in collecting accounts receivable;

•	compliance with trade and technical standards in a variety of jurisdictions;

•	difficulties in staffing and managing international operations, including the risks associated with fraud, theft and other illegal conduct;

•	compliance with laws and regulations, including environmental, employment and tax laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	difficulties enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States and European countries;

•	the risk that trade to or from some foreign countries, or companies in foreign countries that manufacture our gear or supply components that are used in our gear, may be affected by political tensions, trade disputes and similar matters, particularly between China and Taiwan or between China and the United States;

•	United States and foreign trade restrictions, including those that may limit the importation of technology or components to or from various countries or impose tariffs or quotas;

•	difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition; and

•	imposition of currency exchange controls or taxes that make it impracticable or costly to repatriate funds from foreign countries.

To the extent we successfully execute our strategy of expanding into new geographic areas, these and similar risks will increase. We cannot assure you that risks relating to our international operations will not seriously harm our business.

System security and data protection breaches, as well as cyber-attacks, could disrupt our operations, reduce our expected revenue and increase our expenses, which may seriously harm our business.

Security breaches, computer malware and cyber-attacks have become more prevalent and sophisticated in recent years. These threats are constantly evolving, making it increasingly difficult to successfully defend against them or implement adequate preventative measures. These attacks have occurred on our systems in the past and are expected to occur in the future. Experienced computer programmers, hackers and employees may penetrate our security controls and misappropriate or compromise our confidential information or that of our employees or third parties. These attacks may create system disruptions or cause shutdowns. These hackers may also develop and deploy viruses, worms and other malicious software programs that attack or otherwise exploit security vulnerabilities in our systems. For portions of our information technology infrastructure, including business management and communication software products, we rely on products and services provided by third parties. These providers may also experience breaches and attacks to their products which may impact our systems. Data security breaches may also result from non-technical means, such as actions by an employee with access to our systems. To defend against security threats, both to our internal systems and those of our customers, we must continuously engineer more secure products and enhance security and reliability features, which may result in increased expenses.

Actual or perceived breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us, our partners, our customers or third parties could expose us and the parties affected to a risk of loss or misuse of this information, resulting in litigation and potential liability, paying damages, regulatory inquiries or actions, damage to our brand and reputation or other serious harm to our business. Our efforts to prevent and overcome these challenges could increase our expenses and may not be successful. We may experience interruptions, delays, cessation of service and loss of existing or potential customers. Such disruptions could adversely impact our ability to fulfill orders and interrupt other critical functions. Delayed sales, lower margins or lost customers as a result of these disruptions may seriously harm our business.

The collection, storage, transmission, use and distribution of user data could give rise to liabilities and additional costs of operation as a result of laws, governmental regulation and risks of security breaches.

In connection with certain of our gear, we collect data related to our gamers. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world. Government actions are typically intended to protect the privacy and security of personal information and its collection, storage, transmission, use and distribution in or from the governing jurisdiction. In addition, because various jurisdictions have different laws and regulations concerning the use, storage and transmission of such information, we may face requirements that pose compliance challenges in existing markets as well as new international markets that we seek to enter.

Existing privacy-related laws and regulations in the United States and other countries are evolving and are subject to potentially differing interpretations, and various U.S. federal and state or other international legislative and regulatory bodies may expand or enact laws regarding privacy and data security-related matters. For example, the European Union General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, has led to more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities. The GDPR provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could limit our ability to use and share personal data or could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual revenue of the preceding financial year, whichever is higher, may be assessed for non-compliance. These new laws also could cause our costs to increase and result in further administrative costs.

In addition, any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards, or any security incident that results in the unauthorized release or transfer of personal data, may result in governmental enforcement actions and investigations, including fines and penalties, enforcement orders requiring us to cease processing or operating in a certain way, litigation and/or adverse publicity, including by consumer advocacy groups, and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Such failures could seriously harm our business.

Failure to comply with other laws and governmental regulations may seriously harm our business.

Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the consumer protection laws of the Federal Trade Commission, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. We are also subject to a variety of federal, state and foreign employment and labor laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act and other laws and regulations related to working conditions, wage-hour pay, overtime pay, employee benefits, anti-discrimination and termination of employment.

Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, fines, damages, civil and criminal penalties or injunctions. In certain of these instances the former employee has brought legal proceedings against us, and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay damages, which may include punitive damages, attorneys’ fees and costs.

As a result, noncompliance or any related enforcement or civil actions could result in governmental sanctions and possible civil or criminal litigation, which could seriously harm our business and result in a significant diversion of management’s attention and resources.

Failure to comply with the U.S. Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable trade control laws could subject us to penalties and other adverse consequences that may seriously harm our business.

Our gear is manufactured in China and Taiwan, where we maintain a manufacturing facility, and we sell our gear in many countries outside of the United States. Our operations are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, as well as the anti-corruption and anti-bribery laws in the countries where we do business. The FCPA prohibits covered parties from offering, promising, authorizing or giving anything of value, directly or indirectly, to a “foreign government official” with the intent of improperly influencing the official’s act or decision, inducing the official to act or refrain from acting in violation of lawful duty, or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called “facilitation” payments. In addition, we are subject to U.S. and other applicable trade control regulations that restrict with whom we may transact business, including the trade sanctions enforced by the U.S. Treasury, Office of Foreign Assets Control, or OFAC.

While we have implemented policies, internal controls and other measures reasonably designed to promote compliance with applicable anti-corruption and anti-bribery laws and regulations, and certain safeguards designed to ensure compliance with U.S. trade control laws, our employees or agents may engage in improper conduct for which we might be held responsible. Any violations of these anti-corruption or trade controls laws, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may seriously harm our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery or trade control laws and regulations.

We may be adversely affected by the financial condition of retailers and distributors to whom we sell our gear and may also be adversely affected by the financial condition of our competitors.

Retailers and distributors of consumer electronics products have, from time to time, experienced significant fluctuations in their businesses and some of them have become insolvent. A retailer or distributor experiencing such difficulties will generally not purchase and sell as much of our gear as it would under normal circumstances and may cancel orders. In addition, a retailer or distributor experiencing financial difficulties generally increases our exposure to uncollectible receivables. Moreover, if one of our distributor or retailer customers experiences financial distress or bankruptcy, they may be required to liquidate their inventory of our gear, or similar products that compete with our gear, at reduced prices, which can result in substantial over-supply and reduced demand for our gear over the short term. If any of these circumstances were to occur, it could seriously harm our business.

Likewise, our competitors may from time to time experience similar financial difficulties or may elect to terminate their sales of certain products. If one of our competitors experiences financial distress or bankruptcy and is forced to liquidate inventory or exits a product line and disposes of inventory at reduced prices, this may also result in over-supply of and reduced demand for our gear and could have a short-term adverse effect on our results of operations and financial condition.

Our online operations are subject to numerous risks that may seriously harm our business.

Our online operations, where we sell a number of products through our online store, subject us to certain risks that could seriously harm our business, financial condition and results of operations. For example, the operation and expansion of our online store may seriously harm our relationships with our retailers and distributors. Further, existing and future regulations and laws could impede the growth of our online operations. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection and social media marketing. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business and decrease the use of our sites by gamers and suppliers and may result in the imposition of monetary liability.

In addition, our online store is partially handled by a third-party ecommerce service provider. We rely on this service provider to handle, among other things, payment and processing of online sales. If the service provider does not perform these functions satisfactorily, we may find another third-party service provider or undertake such operations ourselves, but we may not be able to successfully do either. In either case, our online sales and our customer service reputation could be adversely affected which, in turn, may seriously harm our business.

We may recognize restructuring and impairment charges in future periods, which will adversely affect our operating results and could seriously harm our business.

Depending on market and economic conditions in future periods, we may implement restructuring initiatives. As a result of these initiatives, we could incur restructuring charges, lose key personnel and experience disruptions in our operations and difficulties in delivering our gear.

We are required to test goodwill, intangible assets and other long-lived assets for recoverability and may be required to record charges if there are indicators of impairment, and we have in the past recognized impairment charges. As of March 31, 2018, we had approximately $199.0 million of goodwill, $252.0 million of intangible assets and $9.8 million of other long-lived assets. One of our strategies is to grow through acquisitions of other businesses or technologies and, if we are successful in doing so, these acquisitions may result in goodwill and other long-lived assets. The risk that we will be required to recognize impairment charges is also heightened by the fact that the life cycles of much of the gear we sell are relatively short, which increases the possibility that we may be required to recognize impairment charges for obsolete inventory. Impairment charges will adversely affect our operating results and could seriously harm our business.

Our future success depends to a large degree on our ability to defend the Corsair brand and product family brands such as Vengeance, iCUE and Carbide Series from infringement and, if we are unable to protect our brand and other intellectual property, our business may be seriously harmed.

We consider the Corsair brand to be one of our most valuable assets, and we also consider our product family brands, such as Vengeance, K70, iCUE and Carbide Series, to be important to our business. Our future success depends to a large degree upon our ability to defend the Corsair brand and product family brands from infringement and to protect our other intellectual property. We rely on a combination of copyright, trademark, patent and other intellectual property laws and confidentiality procedures and contractual provisions such as nondisclosure terms to protect our intellectual property. Although we hold a trademark registration on the Corsair name in the United States and a number of other countries, the Corsair name does not have trademark protection in other parts of the world, including some major markets, and we may be unable to register the Corsair name as a trademark in some countries. Likewise, we hold a trademark registration on certain brands such as K70 only in the United States, Australia and New Zealand and therefore such brands do not have trademark protection in other parts of the world. If third parties misappropriate or infringe on our brands or we are unable to protect our brands, or if third parties use the Corsair, Vengeance, iCUE and Carbide Series brand names, or other brand names we maintain, to sell their products in countries where we do not have trademark protection, it may seriously harm our business.

We hold a limited number of patents and pending patent applications. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged and that our pending or any future patent applications will not be granted. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions may not adequately protect our intellectual property and others may independently develop similar technology, duplicate our gear, or design around any intellectual property rights we may have. Any of these events may seriously harm our business.

Certain of the licenses pursuant to which we are permitted to use the intellectual property of third parties can be terminated at any time by us or the other party. If we are unable to negotiate and maintain licenses on acceptable terms, we will be required to develop alternative technology internally or license it from other third parties, which may be difficult and costly or impossible.

The expansion of our business will require us to protect our trademarks, domain names, copyrights, patents and other intellectual property rights in an increasing number of jurisdictions, a process that is expensive and sometimes requires litigation. If we are unable to protect our trademarks, domain names, copyrights, patents and other intellectual property rights, or prevent third parties from infringing upon them, our business may be seriously harmed.

We have taken steps in the past to enforce our intellectual property rights and expect to continue to do so in the future. However, it may not be practicable or cost-effective for us to enforce our rights with respect to certain items of intellectual property fully, or at all, particularly in developing countries where the enforcement of intellectual property rights may be more difficult than in the United States. It is also possible that, given the costs of obtaining patent protection, we may choose not to seek patent protection for certain items of intellectual property that may later turn out to be important.

We have in the past been, and may in the future be, subject to intellectual property infringement claims, which are costly to defend, could require us to pay damages or royalties and could limit our ability to use certain technologies in the future.

Companies in the technology industry are frequently subject to litigation or disputes based on allegations of infringement or other violations of intellectual property rights. We have faced claims that we have infringed, or that our use of components or products supplied to us by third parties have infringed, patents or other intellectual property rights of others in the past and may in the future face similar claims.

Any intellectual property claims, with or without merit, can be time-consuming, expensive to litigate or settle and can divert management resources and attention. For example, in the past we have settled claims relating to infringement allegations and agreed to make royalty or license payments in connection with such settlements. An adverse determination could require that we pay damages, which could be substantial, or stop using technologies found to be in violation of a third-party’s rights and could prevent us from selling some of our gear. In order to avoid these restrictions, we may have to seek a license for the technology. Any such license may not be available on reasonable terms or at all, could require us to pay significant royalties and may significantly increase our operating expenses or otherwise seriously harm our business or operating results. As a result, we may be required to develop alternative non-infringing technologies, which could require significant effort and expense and might not be successful or, if alternative non-infringing technologies already exist, we may be required to license those technologies from third parties, which may be expensive or impossible. If we cannot license or develop technologies for any infringing aspects of our business, we may be forced to halt sales of our gear incorporating the infringing technologies and may be unable to compete effectively. Any of these results may seriously harm our business.

We and our contract manufacturers may be adversely affected by seismic activity or other natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our corporate headquarters are located in the San Francisco Bay Area and the testing and packaging of most of our DRAM modules take place in our facility in Taiwan. Both locations are known to experience earthquakes from time to time, some of which have been severe. In addition, typhoons and other severe weather systems frequently affect Taiwan. Most of the third-party facilities where our gear and some of the components used in our gear is manufactured are located in China, Taiwan and other areas that are known for seismic activity and other natural disasters. Earthquakes in any of the foregoing areas may also result in tsunamis. We do not carry earthquake insurance. As a result, earthquakes or other natural disasters could severely disrupt our operations, either directly or as a result of their effect on third-party manufacturers and suppliers upon whom we rely and their respective supply chains and may negatively impact the ordering patterns of our customers and may seriously harm our business.

We will incur significant expenses as a result of being a public company, which will negatively impact our financial performance.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the stock exchange on which our securities are listed to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say-on-pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could seriously harm our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our gear. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and have the option to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company.” In addition, we have elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act.

Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be adversely affected. Further, we cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and Nasdaq regarding our internal control over financial reporting. We may not complete needed improvements to our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock and your investment.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal controls over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal controls over financial reporting by the time our annual report for the year ending December 31, 2018 is due and thereafter, which will require us to document and make significant changes to our internal controls over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the JOBS Act. As a result, we will be required to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems to make such improvements and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot deliver (at such time as it is required to do so) a report attesting to the effectiveness of our internal control over financial reporting, or if we identify or fail to remediate material weaknesses in our internal controls, we could be subject to regulatory scrutiny and a loss of public confidence, which could seriously harm our reputation and the market price of our common stock. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and may seriously harm our business.

We are subject to various environmental laws, conflict mineral-related provisions of the Dodd-Frank Act and other regulations that could impose substantial costs upon us and may seriously harm our business.

Our operations, properties and the gear we sell are subject to a variety of U.S. and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and waste, and remediation of releases of hazardous materials. Our failure to comply with present and future requirements under these laws and regulations, or environmental contamination or releases of hazardous materials on our leased premises, as well as through disposal of our gear, could cause us to incur substantial costs, including clean-up costs, personal injury and property damage claims, fines and penalties, costs to redesign our gear or upgrade our facilities and legal costs, or require us to curtail our operations. Environmental contamination or releases of hazardous materials may also subject us to claims of property damage or personal injury, which could result in litigation and require us to make substantial payments to satisfy adverse judgments or pay settlements. Liability under environmental laws can be joint and several and without regard to comparative fault. We also expect that our operations will be affected by new environmental laws and regulations on an ongoing basis, which will likely result in additional costs. Environmental laws and regulations could also require that we redesign our gear or change how our gear is made, any of which could seriously harm our business. The costs of complying with environmental laws and regulations or the effect of any claims or liability concerning or resulting from noncompliance or environmental contamination could also seriously harm our business.

Under the Dodd-Frank Act, the SEC adopted disclosure and reporting requirements for companies that use “conflict” minerals originating from the Democratic Republic of Congo or adjoining countries. We continue to incur costs associated with complying with these requirements, such as costs related to developing internal controls for the due diligence process, determining the source of any conflict minerals used in our gear, auditing the process and reporting to our customers and the SEC. In addition to the SEC regulation, the European Union, China and other jurisdictions are developing new policies focused on conflict minerals that may impact and increase the cost of our compliance program. Also, since our supply chain is complex, we may face reputational challenges if we are unable to sufficiently verify the origins of the subject minerals. Moreover, we are likely to encounter challenges to satisfy those customers who require that all of the components of our gear are certified as “conflict free.” If we cannot satisfy these customers, they may choose a competitor’s products.

The U.S. federal government has issued new policies for federal procurement focused on eradicating the practice of forced labor and human trafficking. In addition, the United Kingdom and the State of California have issued laws that require us to disclose our policy and practices for identifying and eliminating forced labor and human trafficking in our supply chain. While we have a policy and management systems to identify and avoid these practices in our supply chain, we cannot guarantee that our suppliers will always be in conformance to these laws and expectations. We may face enforcement liability and reputational challenges if we are unable to sufficiently meet these expectations.

Risks Related to This Offering

We are controlled by EagleTree, whose interests in our business may be different than yours.

As of March 31, 2018, EagleTree beneficially owned approximately 95% of our common stock and is able to control our affairs in all cases. Following this offering, EagleTree will continue to own

approximately     % of our common stock (or     % if the underwriters exercise their option to purchase additional shares in full). Further, pursuant to the terms of an Investor Rights Agreement between us and EagleTree, EagleTree has the right, among other things, to appoint the chairman of our board of directors, as well as the right to nominate up to four out of seven directors to our board of directors as long as affiliates of EagleTree beneficially own at least 35% of our common stock, three directors as long as affiliates of EagleTree beneficially own at least 20% of our common stock and two directors as long as affiliates of EagleTree beneficially own at least 10% of our common stock. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement”.

As a result of the foregoing, EagleTree or its respective designees to our board of directors will have the ability to control the appointment of our management, the entering into of mergers, sales of substantially all or all of our assets and other extraordinary transactions and influence amendments to our amended and restated certificate of incorporation and bylaws. So long as EagleTree continues to beneficially own a majority of our common stock, they will have the ability to control the vote in any election of directors and will have the ability to prevent any transaction that requires stockholder approval regardless of whether other stockholders believe the transaction is in our best interests. In any of these matters, the interests of EagleTree may differ from or conflict with your interests. Moreover, this concentration of stock ownership may also adversely affect the trading price for our common stock to the extent investors perceive disadvantages in owning stock of a company with a controlling stockholder. In addition, EagleTree is in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are our significant existing or potential suppliers or customers. EagleTree may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue.

We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, EagleTree will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including requirements that:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•	our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and

•	our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

Following this offering, we intend to utilize certain of these exemptions. As a result, pursuant to an agreement with EagleTree, nominations for certain of our directors will be made by EagleTree based on its ownership of our outstanding voting stock. See “Management.” Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

The market price of our common stock may be volatile and may decline.

Prior to this offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. An active trading market for our common stock may never develop or may not be sustained, which could adversely affect your ability to sell your common stock and the market price for the common stock. The initial public offering price for our common stock was determined by negotiations between us and the underwriters and does not purport to be indicative of prices at which our common stock will trade upon completion of this offering.

The stock market in general, and the market for stocks of technology companies in particular, has been highly volatile. As a result, the market price of our common stock is likely to be volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their common stock or the loss of their entire investment for a number of reasons, including reasons unrelated to our operating performance or prospects. The market price of our common stock could be subject to wide fluctuations in response to a broad and diverse range of factors, including those described elsewhere in this “Risk Factors” section and this prospectus and the following:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in estimates or recommendations by securities analysts concerning us or our competitors;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ estimates or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	developments of new technologies or other innovations;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	natural disasters, terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

An active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for our shares may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, applications, or technologies using our shares as consideration.

Future sales of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based upon the number of shares outstanding as of March 31, 2018, upon the closing of this offering, we will have outstanding a total of                  shares of common stock, assuming no exercise of the underwriters’ overallotment option. Of these shares, all of the shares of our common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, as of March 31, 2018, up to approximately                  million additional shares of common stock will be eligible for sale in the public market, approximately                  million of which shares are held by directors, executive officers and other affiliates and will be subject to Rule 144 under the Securities Act. Goldman Sachs & Co. LLC, as representative of the several underwriters for this offering, may, however, in its sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, as of March 31, 2018, approximately                  million shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of approximately                  million shares of our common stock, or approximately         % of our total outstanding common stock based upon the number of shares outstanding as of March 31, 2018, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting schedules and to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Purchasers in this offering will immediately experience substantial dilution in the net tangible book value of their shares.

Assuming that the initial public offering price of our common stock is $                    per share (which is the midpoint of the estimated price range appearing on the cover page of this prospectus), the initial public offering price of our common stock will be substantially higher than the adjusted net tangible book value per share of our common stock, calculated as described below under “Dilution,” immediately after this offering. Therefore, if you purchase our common stock in this offering, you will suffer an immediate dilution of $                in as adjusted net tangible book value per share from the assumed initial public offering price, assuming an initial public offering price of our common stock of $                per share (which is the midpoint of the estimated price range appearing on the cover page of this prospectus). For more information, including information as to how we compute as adjusted net tangible book value per share, see “Dilution” below.

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.

Our certificate of incorporation and bylaws contain antitakeover provisions that could delay, deter or prevent takeover attempts that stockholders may consider favorable or attempts to replace or remove our management that would be beneficial to our stockholders.

Certain provisions of our certificate of incorporation and bylaws could delay, deter or prevent a change in control or other takeover of our company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock and also may limit the price that investors are willing to pay in the future for our common stock. These provisions may also have the effect of preventing changes in our management. For example, our certificate of incorporation and bylaws include anti-takeover provisions that:

•	authorize our board of directors, without further action by the stockholders, to issue preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting that series and to establish the rights and other terms of that series, which may include dividend and liquidation rights and preferences, conversion rights and voting rights;

•	require that actions to be taken by our stockholders may only be taken at an annual or special meeting of our stockholders and not by written consent when EagleTree owns less than a majority of our outstanding common stock;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, our Chief Executive Officer or our President and not by our stockholders or any other persons when EagleTree owns less than a majority of our outstanding common stock;

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting;

•	provide that directors may be removed only for cause when EagleTree owns less than a majority of our outstanding common stock;

•	provide for the sole power of the board of directors, or EagleTree in the case of a vacancy of one of their respective board designees, to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	divide our board of directors into three classes, serving staggered terms of three years each;

•	do not give the holders of our common stock cumulative voting rights with respect to the election of directors, which means that the holders of a majority of our outstanding shares of common stock can elect all directors standing for election; and

•	require the affirmative vote by the holders of at least two-thirds of the combined voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors (voting as a single class) in order to amend certain provisions of our certificate of incorporation or bylaws, including those provisions changing the size of the board of directors, the removal of certain directors, the availability of action by written consent of the stockholders or the restriction on business combinations with interested stockholders, among others, when EagleTree owns less than a majority of our outstanding common stock.

We have opted out of Section 203 of the DGCL, which prevents stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations involving us unless certain conditions are satisfied. However, our amended and restated certificate of incorporation will include similar provisions that we may not engage in certain business combinations with interested stockholders for a period of three years following the time that the stockholder became an interested stockholder, subject to certain conditions. Pursuant to the terms of our amended and restated certificate of incorporation, EagleTree will not be considered an interested stockholder for purposes of this provision.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors and officers provide that:

•

we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

•	the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.

If securities or industry analysts do not publish or cease publishing research or reports about our business, if they adversely change their recommendations regarding our shares or if our operating results do not meet their expectations, the market price of our common stock could decline.

The market price of our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our common stock to decline. Moreover, if one or more of the analysts who cover our company downgrade our common stock or if our operating results or prospects do not meet their expectations, the market price of our common stock could decline.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL or of our amended and restated certificate of incorporation or our amended and restated bylaws; or (d) any action asserting a claim related to or involving our company that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could seriously harm our business.

Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our amended and restated certificate of incorporation, none of EagleTree or any of its respective portfolio companies, funds or other affiliates, or any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. In addition, our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of EagleTree will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual was presented with a corporate opportunity, other than specifically in their capacity as one of our officers or directors, and ultimately directs such corporate opportunity to EagleTree instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to EagleTree. For instance, a director of our company who also serves as a director, officer or employee of EagleTree, or any of its respective portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. As of the date of this prospectus, this provision of our amended and restated certificate of incorporation will relate only to the EagleTree director designees. We expect that our board of directors initially will consist of seven directors, three of whom will be an EagleTree director designee. These potential conflicts of interest could seriously harm our business if attractive corporate opportunities are allocated by EagleTree to itself or its respective portfolio companies, funds or other affiliates instead of to us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “will” and similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are subject to uncertainty and changes in circumstances. We cannot assure you that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus includes our trademarks, trade names and service marks, such as Build It Better, Bulldog, Carbide Series, Corsair Gaming, Corsair ONE, Crystal Series, Dark Core, Darkvayne, Dominator, Elgato, Flash Padlock, Flash Voyager, Glaive, Graphite Series, Harpoon, Hydro Series, iCUE, Ironclaw, K70, Katar, Nightsword, Obsidian Series, Precision Forged, Sabre, Scimitar, Strafe, The Edge of Possibilities, Unlock Your Legend, Unplug and Play, Unplug and Play Wireless Technology, Vengeance and Void which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of                  shares of common stock that we are selling in this offering will be approximately $                 million at an assumed initial public offering price of $                 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that net proceeds will be approximately $                 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $                 million, assuming the assumed initial public offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may affect the amount of time prior to which we may need to seek additional capital.

We intend to use our net proceeds from this offering to repay approximately $                 million of outstanding indebtedness under our first lien term loan, to repay approximately $                 million of outstanding indebtedness under our second lien term loan and the remaining proceeds for working capital and general corporate purposes.

As of March 31, 2018, $328.8 million was outstanding under the first lien term loan and the interest rate for borrowings under the first lien term loan was either, at our election, a base rate plus a margin of 3.75% or an adjusted Eurodollar rate plus a margin of 4.75%. The base rate is equal to the greater of (i) the prime rate, (ii) the sum of the Federal Funds Effective Rate plus 0.5%, (iii) the sum of the adjusted Eurodollar rate for an interest period of one month plus 1.0% or (iv) 2.0%. The first lien term loan matures on August 28, 2024.

As of March 31, 2018, $50.0 million was outstanding under the second lien term loan and the interest rate for borrowings under the second lien term loan was either, at our election, a base rate plus a margin of 7.5% or an adjusted Eurodollar rate plus a margin of 8.5%. The base rate is equal to the greater of (i) the prime rate, (ii) the sum of the Federal Funds Effective Rate plus 0.5%, (iii) the sum of the adjusted Eurodollar rate for an interest period of one month plus 1.0% or (iv) 2.0%. The second lien term loan matures on August 28, 2025.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future.

Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant.

Further, our credit facilities also contain restrictions on our ability to pay dividends or make distributions in respect of our common stock or redemptions or repurchases of our common stock and future credit facilities or other borrowing arrangements may contain similar provisions.

CAPITALIZATION

The following table sets forth our cash and restricted cash and capitalization as of March 31, 2018, on:

•	an actual basis after giving effect to (i) the Reorganization and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur prior to this offering; and

•	on an as adjusted basis to give further effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Summary Financial Data,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Underwriting” and our audited financial statements and unaudited financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2018
	Actual	As Adjusted(1)

	(Unaudited)
	(In thousands, except share and per share data)
Cash and restricted cash	$14,631	$

Debt	$366,920	$

Stockholders’ equity:
Common stock, par value $0.0001, 300,000,000 shares authorized, 150,000,000 shares issued and outstanding; and shares issued and outstanding, as adjusted	15
Additional paid-in capital	249,779
Accumulated deficit	(79,113)
Accumulated other comprehensive loss	(297)

Total stockholders’ equity	170,384

Total capitalization	$170,384	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) the amount of cash and restricted cash, additional paid-in capital total stockholders’ equity and total capitalization by approximately $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) cash and restricted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming the assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes the following:

•	14,570,000 shares of common stock issuable upon the exercise of outstanding stock options, assuming the Reorganization had occurred as of March 31, 2018, having a weighted-average exercise price of $2.53 per share;

•	shares of common stock reserved for issuance pursuant to future awards under our 2018 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan (including any additional shares due to an automatic increase from any award terminating, expiring or lapsing under the 2017 Program without any shares being delivered), which will become effective immediately prior to the consummation of this offering; and

•	shares of common stock reserved for issuance pursuant to future awards under our 2018 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering. As of March 31, 2018, we had a historical net tangible book deficit of $281.0 million, or $1.87 per share of common stock. Our net tangible book deficit represents total tangible assets less total liabilities, all divided by the number of shares of common stock outstanding on March 31, 2018.

After giving effect to the Reorganization and the sale of shares of common stock by us in this offering at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2018 would have been approximately $         million, or $         per share. This represents an immediate increase in as adjusted net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Historical net tangible book deficit per share as of March 31, 2018		$1.87
Pro forma decrease in net tangible book value per share	$
Increase in pro forma net tangible book value per share attributable to new investors
As adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) our as adjusted net tangible book value as of March 31, 2018 after this offering by approximately $         million, or approximately $         per share, and would decrease (increase) dilution to investors in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2018 after this offering by approximately $         million, or approximately $         per share, and would decrease (increase) dilution to investors in this offering by approximately $         per share, assuming the assumed initial public offering price per share remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters fully exercise their option to purchase additional shares, as adjusted net tangible book value after this offering would increase to approximately $         per share, and there would be an immediate dilution of approximately $         per share to new investors.

To the extent that outstanding options with an exercise price per share that is less than the as adjusted net tangible book value per share, before giving effect to the issuance and sale of shares in this offering, are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table shows, as of March 31, 2018, on an as adjusted basis, after giving effect to the pro forma adjustments described above, the Reorganization, the number of shares of common stock purchased from us in this offering, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors participating in this offering
Total		100%		$	100%		$

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2018 and excludes the following:

•	14,570,000 shares of common stock issuable upon the exercise of outstanding stock options, assuming the Reorganization had occurred as of March 31, 2018, having a weighted-average exercise price of $2.53 per share;

•	shares of common stock reserved for issuance pursuant to future awards under our 2018 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan (including any additional shares due to an automatic increase from any award terminating, expiring or lapsing under the 2017 Program without any shares being delivered), which will become effective immediately prior to the consummation of this offering; and

•	shares of common stock reserved for issuance pursuant to future awards under our 2018 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

If the underwriters’ overallotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to     or     % of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

As a result of the Acquisition Transaction, we applied purchase accounting and a new basis of accounting beginning on August 28, 2017, the date of the Acquisition Transaction. Further, we were required by GAAP to record all assets and liabilities at fair value as of the effective date of the Acquisition Transaction. Accordingly, the financial statements are presented for two periods: (i) the accounts of Corsair Components (Cayman) Ltd. and its wholly-owned subsidiaries through August 27, 2017 and (ii) our and our subsidiaries’ accounts on and after August 28, 2017. We refer to the periods through August 27, 2017 as the Predecessor and the periods on and after August 28, 2017 as the Successor. These periods have been separated by a line on the face of the financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting.

The selected statements of operations data presented below as of December 31, 2016 and for the two years then ended and the period from January 1, 2017 to August 27, 2017 relate to the Predecessor and are derived from audited financial statements that are included in this prospectus. The selected statements of operations data for the period from August 28, 2017 to December 31, 2017 and the balance sheet data as of December 31, 2017, relate to the Successor and are derived from audited financial statements that are included in this prospectus. The selected statements of operations data for the three months ended March 31, 2017 and 2018 and the selected balance sheet data as of March 31, 2018 are derived from our unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

Although the period from January 1, 2017 to August 27, 2017 relates to the Predecessor and the period from August 28, 2017 to December 31, 2017 relates to the Successor, in order to assist in the period to period comparison, we are presenting unaudited pro forma statement of operations for the year ended December 31, 2017. See “Unaudited Pro Forma Financial Information” for an explanation of the pro forma amounts.

The following selected financial data should be read with “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Predecessor			Successor		Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Pro Forma Year Ended December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)			(In thousands, except share and per share amounts)			(In thousands, except share and per share amounts)
Statements of Operations Data:
Net revenue	$511,340	$595,118	$489,351	$366,198	$855,549	$173,599	$241,702
Cost of revenue	401,694	460,133	385,155	286,068	671,223	134,960	190,543

Gross profit	109,646	134,985	104,196	80,130	184,326	38,639	51,159
Operating expenses:
Product development	12,170	14,997	11,955	9,199	25,598	4,318	6,802
Sales and marketing	54,913	60,512	48,981	40,108	102,822	17,988	28,253
General and administrative	15,420	19,014	26,749	19,531	26,291	4,656	8,248

Total operating expenses	82,503	94,523	87,685	68,838	154,711	26,962	43,303

Operating income from continuing operations	27,143	40,462	16,511	11,292	29,615	11,677	7,856
Other (expense) income:
Interest expense	(4,543)	(3,474)	(2,249)	(8,880)	(24,617)	(895)	(6,043)
Other (expense) income, net	(1,385)	(2,236)	613	(96)	517	(52)	573

Total other expense	(5,928)	(5,710)	(1,636)	(8,976)	(24,100)	(947)	(5,470)

Income from continuing operations before income taxes	21,215	34,752	14,875	2,316	5,515	10,730	2,386
Income tax (expense) benefit	(3,723)	(5,660)	(5,061)	(396)	(444)	(2,181)	1,581

Net income from continuing operations	17,492	29,092	9,814	1,920	5,071	8,549	3,967
Discontinued operations:
Loss from discontinued operations before income taxes	(111)	—	—	—	—	—	—
Income tax benefit	319	—	—	—	—	—	—

Net income from discontinued operations.	208	—	—	—	—	—	—

Net income	$17,700	$29,092	$9,814	$1,920	$5,071	$8,549	$3,967

	Predecessor			Successor		Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Pro Forma Year Ended December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)			(In thousands, except share and per share amounts)			(In thousands, except share and per share amounts)
Net income per share(1) (Successor)
Basic				$0.01			$0.03

Diluted				$0.01			$0.03

Weighted-average shares used to compute net income per share(1) (Successor)
Basic				150,000,000			150,000,000

Diluted				150,000,000			150,920,096

Adjusted EBITDA(2)	$32,416	$43,925	$35,322	$32,408	$67,730	$12,965	$18,396

(1)	Net income per share information for the Predecessor periods is not presented because it is not meaningful due to the change in capital structure that occurred as a result of the Acquisition Transaction.
(2)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. See the section titled “Selected Financial Data—Adjusted EBITDA” for information regarding our use of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income, the closest GAAP measure.

	Predecessor	Successor
	As of December 31, 2016	As of December 31, 2017	As of March 31, 2018
			(Unaudited)
Balance Sheet Data (in thousands):
Cash and restricted cash	$49,014	$19,030	$14,631
Inventories	93,302	113,493	100,447
Working capital	91,615	104,739	110,696
Intangible assets, net	19	259,363	251,977
Goodwill	—	198,970	199,009
Total assets	238,220	730,764	703,788
Debt, net	70,959	284,283	366,920
Deferred tax liabilities	—	42,002	40,096
Convertible preferred stock	69,231	—	—
Retained earnings (accumulated deficit)	35,388	1,920	(79,113	)(1)
Total stockholders’ (deficit) equity	(36,831)	250,895	170,384

(1)	Reflects the payment of an $85 million special dividend. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Adjusted EBITDA

To supplement our financial statements presented in accordance with GAAP, we monitor and consider adjusted EBITDA, which is a non-GAAP financial measure. This non-GAAP financial measure is not based on any standardized methodology prescribed by GAAP and is not necessarily comparable to similarly-titled measures presented by other companies.

We define adjusted EBITDA as net income (loss) adjusted to exclude stock-based compensation, a retention bonus, certain Acquisition Transaction-related expenses, intangible asset impairment and amortization, depreciation and amortization, interest expense and tax expense.

We use adjusted EBITDA to evaluate our operating performance and trends and make planning decisions. We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses and other items that we exclude in adjusted EBITDA. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to a key financial metric used by our management in its financial and operational decision-making.

Adjusted EBITDA is not prepared in accordance with GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of this non-GAAP financial measure rather than net income (loss), which is the nearest GAAP equivalent of adjusted EBITDA. Some of these limitations are:

•	adjusted EBITDA excludes stock-based compensation, which has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

•	adjusted EBITDA excludes the retention bonus, which was an expense recognized over multiple periods related to a special dividend that was paid in 2014, as further described in the notes to the below table;

•	adjusted EBITDA excludes certain Acquisition Transaction-related costs and non-recurring integration costs;

•	adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

•	adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us;

•	adjusted EBITDA does not reflect income tax expense that reduces cash available to us; and

•	the expenses and other items that we exclude in our calculation of adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from adjusted EBITDA when they report their operating results.

Because of these limitations, adjusted EBITDA should be considered along with other operating and financial performance measures presented in accordance with GAAP.

The following table presents a reconciliation of net income to adjusted EBITDA:

	Predecessor			Successor		Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Pro Forma Year Ended December 31, 2017(3)	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)			(In thousands)			(In thousands)
Net income	$17,700	$29,092	$9,814	$1,920	$5,071	$8,549	$3,967
Stock-based compensation	1,319	1,028	3,174	536	1,201	182	662
Retention bonus(1)	1,345	1,193	765	7	547	304	—
Acquisition Transaction costs(2)	—	—	11,788	9,040	2,274	—	845
Intangible asset impairment and amortization	289	175	22	10,173	29,671	5	7,386
Depreciation and amortization	3,497	3,303	2,449	1,456	3,905	849	1,074
Interest expense	4,543	3,474	2,249	8,880	24,617	895	6,043
Tax expense (benefit)	3,723	5,660	5,061	396	444	2,181	(1,581)

Adjusted EBITDA	$32,416	$43,925	$35,322	$32,408	$67,730	$12,965	$18,396

(1)

In connection with a special dividend that the Predecessor paid in July 2014, our board of directors approved that such dividend should be paid to holders of any unvested stock options outstanding as of the date of the extraordinary dividend, as such options vested, pursuant to the Predecessor’s 2013 Share Incentive Plan. As such options vested in periods subsequent to the date of the extraordinary dividend, we made cash payments in an amount equal to the sum holders would have received from the extraordinary dividend had such options been vested when the extraordinary dividend was declared and we recognized these payments as employee-related expenses. The above reflects the payment of such expenses, of which no further payments were made following the date of the Acquisition Transaction.

(2)	Represents transaction-related expenses related to the Acquisition Transaction, which includes non-recurring integration costs.
(3)	Includes certain pro forma adjustments. See “Unaudited Pro Forma Financial Information” for an explanation of the pro forma amounts.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

As a result of the Acquisition Transaction, we applied purchase accounting and a new basis of accounting beginning on August 28, 2017, the date of the Acquisition Transaction. Further, we were required by GAAP to record all assets and liabilities at fair value as of the effective date of the Acquisition Transaction. Accordingly, the financial statements are presented for two periods: (i) the accounts of Corsair Components (Cayman) Ltd. and its wholly-owned subsidiaries through August 27, 2017 and (ii) our and our subsidiaries’ accounts on and after August 28, 2017. We refer to the periods through August 27, 2017 as the Predecessor and the periods on and after August 28, 2017 as the Successor. These periods have been separated by a line on the face of the financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting.

Furthermore, prior to the consummation of this offering, we will complete a corporate reorganization, or the Reorganization, which will be accounted for as a combination of entities under common control.

The following unaudited pro forma statement of operations for the year ended December 31, 2017 illustrates the effects as if the Acquisition Transaction and the Reorganization had occurred on January 1, 2017. The unaudited pro forma statement of operations for the year ended December 31, 2017 was derived from the audited statements of operations and accompanying notes for the Predecessor from January 1 to August 27, 2017 and the Successor from August 28, 2017 to December 31, 2017. The Successor had no operations from January 1, 2017 to August 28, 2017, the date of the Acquisition Transaction.

An unaudited pro forma balance sheet as of December 31, 2017 and March 31, 2018 is not presented because the Predecessor consolidated balance sheet, including acquisition-related adjustments, has already been included in our historical balance sheets as of December 31, 2017 and March 31, 2018, which are included elsewhere in this prospectus.

The unaudited pro forma financial information included herein has been prepared by us, without audit, pursuant to the rules and regulations of the SEC. The unaudited pro forma statement of operations has been adjusted to give pro forma effect to events that are (1) directly attributable to the Acquisition Transaction and the Reorganization, (2) expected to have a continuing impact on our combined results, and (3) factually supportable. The unaudited pro forma statement of operations does not include the effects of any potential cost savings or other synergies that could result from the Acquisition Transaction. The detailed assumptions used to prepare the unaudited pro forma financial information are contained in the notes hereto and such assumptions should be reviewed in their entirety.

The unaudited pro forma financial information has been prepared for illustrative purposes only and does not purport to reflect the results the combined company may achieve in future periods or the financial condition or results of operations that actually would have been realized had we completed the Acquisition Transaction and the Reorganization on January 1, 2017.

The unaudited pro forma statement of operations should be read in conjunction with the accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited financial statements and accompanying notes for the year ended December 31, 2017 and related notes included elsewhere in this prospectus.

Unaudited Pro Forma Statement of Operations

For the Year Ended December 31, 2017

(in thousands, except share and per share amounts)

	Historical		Pro Forma
	Predecessor	Successor			Pro Forma for the Year Ended December 31, 2017
	Period from January 1 to August 27, 2017	Period from August 28 to December 31, 2017	Pro Forma Adjustments
Net revenue	$489,351	$366,198	$—		$855,549
Cost of revenue	385,155	286,068	—		671,223

Gross profit	104,196	80,130	—		184,326
Operating expenses:
Product development	11,955	9,199	4,444	(a)(c)	25,598
Sales and marketing	48,981	40,108	13,733	(a)(c)	102,822
General and administrative	26,749	19,531	(19,989	)(a)(b)(c)(d)(e)	26,291

Total operating expenses	87,685	68,838	(1,812)		154,711

Operating income	16,511	11,292	1,812		29,615
Other (expense) income:
Interest expense	(2,249)	(8,880)	(13,488	)(f)	(24,617)
Other (expense) income, net	613	(96)	—		517

Total other expense	(1,636)	(8,976)	(13,488)		(24,100)

Income (loss) before income taxes	14,875	2,316	(11,676)		5,515
Income tax (expense) benefit	(5,061)	(396)	5,013	(g)	(444)

Net income (loss)	$9,814	$1,920	$(6,663)		$5,071

Net income per share, basic and diluted		$0.01			$0.03

Weighted-average shares used to compute net income per share, basic and diluted		150,000,000			150,000,000

Refer to the accompanying Notes to the Unaudited Pro Forma Statement of Operations.

The pro forma adjustments are explained in Note 3.

Notes to Unaudited Pro Forma Statement of Operations

1. Basis of Presentation

The Acquisition Transaction is accounted for using the acquisition method of accounting for business combinations. The excess purchase consideration over the fair values of assets acquired and liabilities assumed was recorded as goodwill. The goodwill arising from the acquisition is largely attributable to the prospects for significant future earnings due to the expectation of continued growth in the gaming market. Under the acquisition method, our acquisition-related transaction costs, for example, advisory, legal, accounting and other professional fees incurred in the Acquisition Transaction are not included as consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. These costs are not presented in the unaudited pro forma results of operations because they will not have a continuing impact on the combined results.

The Reorganization is accounted for as a combination of entities under common control.

The unaudited pro forma statement of operations for the year ended December 31, 2017 illustrates the effects as if the Acquisition Transaction and the Reorganization had occurred on January 1, 2017. The unaudited pro forma statement of operations for the year ended December 31, 2017 was derived from the audited statements of operations and accompanying notes for the Predecessor from January 1, 2017 to August 27, 2017 and the Successor from August 28, 2017 to December 31, 2017.

The unaudited pro forma financial information has been prepared for illustrative purposes only and does not purport to reflect the results we may achieve in future periods or the financial condition or results of operations that actually would have been realized had we completed the Acquisition Transaction and the Reorganization on January 1, 2017.

The unaudited pro forma statement of operations should be read in conjunction with the accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited financial statements and accompanying notes for the year ended December 31, 2017, and related notes thereto included elsewhere in this prospectus.

2. Purchase Price Consideration and Purchase Price Allocation

The total purchase price consideration in the Acquisition Transaction consisted of the following:

August 28, 2017
(in thousands)
Cash consideration	$457,044
Common stock consideration	10,168
Payment for Seller’s indebtedness	71,721
Payment for Seller’s transaction expenses	10,677

Total purchase price consideration	$549,610

The total purchase price in the Acquisition Transaction was allocated to the net tangible assets and identifiable intangible assets based on their estimated fair values as of the acquisition date. The following table sets forth the fair values of assets acquired and liabilities assumed:

August 28, 2017
(in thousands)
Assets acquired:
Cash	$9,070
Restricted cash	1,237
Accounts receivable	114,333
Inventories	110,614
Prepaid and other assets	7,221
Property and equipment	6,797
Intangible assets	269,536
Other long-term assets	1,138
Liabilities assumed:
Accounts payable and related party payable	(100,295)
Deferred tax liabilities	(45,369)
Other current liabilities and accrued expenses	(23,642)

Total identifiable net assets	350,640
Goodwill	198,970

Total assets acquired and liabilities assumed	$549,610

We are amortizing the acquired intangible assets over their estimated useful lives of up to ten years.

3. Acquisition Pro Forma Adjustments

The unaudited pro forma statement of operations for the year ended December 31, 2017 reflects the following pro forma adjustments related to the Acquisition Transaction:

(a)	Amortization of Intangible Assets—This adjustment reflects the additional amortization expense of $19.3 million that would have been recognized on the acquired intangible assets had the Acquisition Transaction been consummated on January 1, 2017. This amortization expense consists of $4.6 million related to the acquired developed technology included in product development expense, $14.2 million related to the acquired customer relationships included in sales and marketing expense and $0.5 million related to the acquired non-compete agreements included in general and administrative expense.

(b)	Amortization of Favorable Leases—This adjustment reflects an additional amortization expense of $0.1 million that would have been recognized on the acquired favorable leases had the Acquisition Transaction been consummated on January 1, 2017.

(c)	Stock-Based Compensation—This adjustment eliminates stock-based compensation that was recognized in the amount of $2.5 million related to the acceleration of vesting of certain unvested share-based awards in contemplation of the Acquisition Transaction, of which $0.2 million is recorded in product development expense, $0.5 million is recorded in sales and marketing expense and $1.9 million is recorded in general and administrative expense. These stock-based compensation charges were eliminated as they will not have a continuing impact on our results of operations.

(d)	Transaction Costs—This adjustment eliminates acquisition-related transaction costs of $11.8 million incurred in the Predecessor period from January 1, 2017 through August 27,

2017 and $6.8 million incurred in the Successor period from August 28, 2017 through December 31, 2017. These transaction costs are eliminated as they represent charges directly attributable to the Acquisition Transaction that will not have a continuing impact on our results of operations.

(e)	Bonus Payments—This adjustment eliminates bonus payments of $0.2 million paid to certain employees in connection with the Acquisition Transaction. The costs are eliminated as they represent charges directly attributable to the Acquisition Transaction that will not have a continuing impact on our results of operations.

(f)	Interest Expense—In conjunction with the closing of the Acquisition Transaction, we entered into multiple credit facilities, with various lenders to consummate the Acquisition Transaction. This adjustment represents the incremental interest expense and amortization of debt issuance costs and debt discounts related to the credit facilities had the Acquisition Transaction been consummated on January 1, 2017. In addition, the adjustment eliminates the interest expense and amortization of debt issuance costs and debt discounts associated with the historical debt of the Predecessor that was repaid and was not assumed upon the closing of the Acquisition Transaction. The interest rate assumed on the credit facilities for purposes of preparing this pro forma adjustment is based on the rates of 6.4% and 10.2% under the first and second lien term loans as of December 31, 2017. A 1/8% increase or decrease in interest rates would have resulted in a change in interest expense of approximately $0.3 million for the year ended December 31, 2017.

(g)	Tax Impact of Acquisition—This adjustment reflects the income tax effect of the pro forma adjustments based on the estimated blended federal and state statutory tax rate in effect during the year ended December 31, 2017 of 38.5% and estimated foreign jurisdiction statutory tax rate of 16.5%, adjusted for impact to valuation allowance.

4. Reorganization Pro Forma Impact

We assessed whether reflecting the Reorganization as if it had occurred on January 1, 2017 would have resulted in any additional income to be recognized under Section 951 of the Internal Revenue Code of 1986, as amended, or the Code. The assessment indicated that the additional income for the periods ended 12 months ended December 31, 2017 and three months ended March 31, 2018 would be $1.5 million and $1.4 million, fully offset by available net operating loss carryovers.

In the assessment, we also considered the Tax Cuts and Jobs Act enacted on December 22, 2017 by the U.S. Congress with significant tax changes effective January 1, 2018. With the exception of the limitation on interest deduction in Section 163(j) of the Code, we have determined that prior to the Reorganization certain provisions of the tax reform did not apply and therefore we have not assessed the tax impact associated with these provisions to our financial statements. However, at the completion of the Reorganization we expect the Global Intangible Low-Taxed Income and Foreign Derived Intangible Income provisions of the tax reform to apply.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed above in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading global provider and innovator of high-performance gear for a new era of sports: competitive digital gaming. Digital gaming has grown rapidly in global reach and engagement, and has created a new worldwide media phenomenon in eSports, which today surpasses multiple traditional, mature sports in various viewership and participation metrics. We design industry-leading gaming gear for the personal computer, or PC, and help digital athletes, from recreational gamers to elite professionals, to perform at their peak in this engaging and interactive form of entertainment.

A pioneer in our industry since 1998, we have established market leadership across a broad range of gaming gear by building a global brand with a fanatical focus on the gamer and by delivering an uncompromising level of performance across our products. According to the most recent estimates from NPD Group, we enjoyed at least a top three U.S. market share position in all key products we offer.

As a result of the Acquisition Transaction, we applied purchase accounting and a new basis of accounting beginning on August 28, 2017, the date of the Acquisition Transaction. Further, we were required by GAAP to record all assets and liabilities at fair value as of the effective date of the Acquisition Transaction. Accordingly, the financial statements are presented for two periods: (i) the accounts of Corsair Components (Cayman) Ltd. and its wholly-owned subsidiaries through August 27, 2017, and (ii) our and our subsidiaries’ accounts on and after August 28, 2017. We refer to the periods through August 27, 2017 as the Predecessor and the periods on and after August 28, 2017 as the Successor. The Predecessor and Successor periods have been separated by a line on the face of the financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting.

Since 2015, our net revenue has grown significantly. For 2015, 2016 and 2017 and for the three months ended March 31, 2017 and 2018, our net revenue was $511.3 million, $595.1 million, $855.5 million, $173.6 million and $241.7 million, respectively. For 2015, 2016 and 2017 and for the three months ended March 31, 2017 and 2018, our gross margin was 21.4%, 22.7%, 21.5%, 22.3% and 21.2%, respectively. We generated net income of $17.7 million, $29.1 million, $5.1 million, $8.5 million and $4.0 million for 2015, 2016 and 2017 and for the three months ended March 31, 2017 and 2018, respectively. Net revenue, gross margin and net income for 2017 are unaudited pro forma financial information derived from the audited statements of operations of the Predecessor and Successor. See “Unaudited Pro Forma Financial Information” for an explanation of the pro forma amounts.

Our solution is a complete suite of PC gaming gear that addresses the most critical components for game performance and works seamlessly with our proprietary software platform, iCUE, to optimize performance, customization and style. Our business has three operating segments:

•	gaming PC peripherals, which includes keyboards, mice, mousepads, gaming headsets, gaming chairs and following the Elgato acquisition, game streaming gear;

•	gaming PC components, which includes PSUs, cooling solutions, computer cases and our prebuilt gaming PC, Corsair ONE; and

•	gaming PC memory, which includes high-performance memory components such as DRAM modules.

The percentage of our net revenue from the sales of gaming PC peripherals, gaming PC components and gaming PC memory were 17.2%, 35.8% and 47.0%, respectively, of net revenue for 2017, and 18.2%, 34.7% and 47.1%, respectively, of net revenue for the three months ended March 31, 2018. Gross margin for our gaming PC peripherals segment, gaming PC components segment and gaming PC memory segment were 32.3%, 26.0% and 14.2%, respectively for 2017 and 31.6%, 27.3% and 12.6%, respectively for the three months ended March 31, 2018.

We design our products primarily in California, where we are headquartered, and Taiwan. While we operate a facility in Taiwan where we assemble, test, package and ultimately supply a significant portion of our DRAM modules, all of the other gear we sell, including the components used to assemble our DRAM modules, is produced at factories located in Southeast China. These third-party manufacturers are responsible for procuring most of the components used in the manufacturing of our gear from third-party suppliers. We also outsource packaging and fulfillment to third-party logistics providers around the world. Since 1998, we have shipped over 130 million gaming products, with over 60 million gaming product shipments in the past five years.

As a global company, we have developed a worldwide marketing and distribution network. In this network, we have established a multichannel sales model and have long-standing relationships with key distributors and retailers globally. We currently ship to more than 75 countries across six continents and to leading retailers including Amazon, Newegg, Best Buy and JD.com. In addition, we are increasing our sales to significant retailers such as Walmart in the United States and MediaMarkt in Germany. In 2017, the Americas, Europe and Asia Pacific represented 38.3%, 39.8% and 21.9%, respectively, of net revenue and such regions in the three months ended March 31, 2018 represented 39.4%, 37.5% and 23.1% of net revenues, respectively.

Our net revenue by geographic area for the following periods are shown below:

	Predecessor			Successor		Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Pro Forma Year Ended December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands)			(in thousands)			(in thousands)
Americas (including online sales)	$215,568	$224,358	$193,928	$133,530	$327,458	$70,255	$95,284
Europe	203,784	237,383	184,348	156,481	340,829	64,908	90,605
Asia Pacific	91,988	133,377	111,075	76,187	187,262	38,436	55,813

Total	$511,340	$595,118	$489,351	$366,198	$855,549	$173,599	$241,702

Factors Affecting Our Business

Our results of operations and financial condition are affected by numerous factors, including those described above under “Risk Factors” and elsewhere in this prospectus and those described below.

Impact of Industry Trends. Our results of operations and financial condition are impacted by industry trends in the PC gaming market, including:

•

The growing popularity of eSports and its positive effect on the PC gaming market. We believe eSports has the potential to drive continued growth in PC gaming and the consumption of PC gaming gear. According to Newzoo, 335 million global viewers enjoyed eSports in 2017, an audience that is expected to grow at an approximately 14% CAGR to 557 million viewers in 2021. We believe this growing audience will attract new PC gamers and foster a performance focus by existing PC gamers who will advance from less engaged gaming to gaming that requires high-performance gear, such as the gear we sell. We believe this increased pool of performance-focused PC gamers inspired and driven by eSports could have a positive impact on our net revenue and results of operations.

•

Introduction of new high-performance computing hardware and sophisticated PC games. We believe that the introduction of more powerful CPUs and GPUs that place increased demands on other system components, such as memory, power supply or cooling, has a significant effect on increasing the demand for our gear. In addition, we believe that our business success depends in part on the introduction and success of computer games with sophisticated graphics that place increasing demands on system processing speed and capacity and therefore require more powerful CPUs or GPUs, which in turn drives demand for our high-performance gaming PC components, such as PSUs and cooling solutions, and our gaming PC memory. As a result, our operating results may be materially affected by the timing of, and the rate at which computer hardware companies introduce, new and enhanced CPUs and GPUs, the timing of, and rate at which computer game companies and developers introduce, sophisticated new and improved games that require increasingly high levels of system and graphics processing power, and whether these new products and games are widely accepted by gamers.

Product Mix. Our gaming PC peripherals segment has the highest gross margin of our segments, followed by our gaming PC components segment and then our gaming PC memory segment. As a result, our overall gross margin is affected by changes in product mix. One of our strategies is to increase the percentage of our net revenue generated by our higher margin, higher value added segments, in particular our gaming PC peripherals segment, which has grown in recent years. For example, net revenue from the sales of gaming PC peripherals increased from $73.3 million in 2015 to $146.7 million in 2017, with gross profit increasing from $22.9 million in 2015 to $47.4 million in 2017. Further, external factors can have an impact on our product mix, such as GPU shortages resulting from increased cryptocurrency mining due to high bitcoin prices, which we believe has caused a decrease in demand for certain gaming PC components.

Within our gaming PC peripherals and gaming PC components segments, gross margin varies between products, and significant shifts in product mix within either segment may also significantly impact our overall gross margin. For example, the share of total gaming PC peripherals contributed by gaming mice, which in general have higher gross margin than many other PC peripherals, increased from 2016 to 2017, positively impacting overall gross margin. In addition, sales of Corsair One in 2017 were not meaningful compared to overall sales in the gaming PC components segment. While we do expect that gross margins for Corsair ONE or other pre-built gaming PCs we may offer could be slightly less than other components in the segment, we do not expect that in the near term this will affect the overall gross margin percentage of our gaming PC components segment in a meaningful way.

Sales Network. We operate a global sales network that consists primarily of retailers and distributors of electronic products. Further, a limited number of retailers and distributors represent a significant portion of our net revenue, with Amazon accounting for 10.2%, 18.0% and 19.5% of our net revenue for 2016, 2017 and the three months ended March 31, 2018, respectively, and sales to our ten largest customers accounting for approximately 42.1%, 45.8% and 41.9% of our net revenue for the same periods, respectively. Our customers typically do not enter into long-term agreements to purchase our gear but instead enter into purchase orders with us from time to time. As a result of this concentration and the lack of long-term agreements with our customers, a primary driver of our net revenue and operating performance is maintaining good relationships with these retailers and distributors. To help maintain good relationships, we implement initiatives such as our updated packaging design which helps Amazon process our packages more efficiently. Further, given our global operations, a significant percentage of our expenses relate to shipping costs. Our ability to effectively optimize these shipping expenses, for example utilizing expensive shipping options such as air freight for smaller packages and more urgent deliveries and more cost-efficient options, such as train or boat, for other shipments, has an impact on our expenses and results of operations.

New Product Introductions. PC gamers demand new technology and product features, and we expect our ability to accurately anticipate and meet these demands will be one of the main drivers for any future sales growth and market share expansion. To date, we have had several new product introductions that had a favorable impact on our net revenue and operating results, such as the introduction of our prebuilt gaming PC, Corsair ONE in 2017. However, we cannot assure you that our new product introductions will have a favorable impact on our operating results or that customers will choose our new gear over those of our competitors.

Seasonal Sales Trends. We have experienced and expect to continue to experience seasonal fluctuations in sales due to the buying patterns of our customers and spending patterns of PC gamers. Our net revenue has generally been lowest in the first and second calendar quarters due to lower consumer demand following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced CPUs, GPUs, games and other computer hardware products, which usually take place in the second calendar quarter and which tend to drive sales in the following two quarters. Further, our net revenue tends to be higher in the third and fourth calendar quarter due to seasonal sales such as “Black Friday,” “Cyber Monday” and “Singles Day” in China, as retailers tend to make purchases in advance of these sales. As a consequence of seasonality, our net revenue for the second calendar quarter is generally the lowest of the year followed by the first calendar quarter. We expect these seasonality trends to continue.

Fluctuations in Currency Exchange Rates. We are subject to inherent risks attributed to operating in a global economy. Our international sales and our operations in foreign countries subject us to risks associated with fluctuating currency exchange rates. Because the majority of sales of our gear is denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to the currency used in the countries where our gear is sold may result in an increase in the price to PC gamers of our gear in those countries, which may lead to a reduction in sales. In addition, we generally pay our employees located outside the United States in the local currency, with a significant portion of those payments in 2016, 2017 and the three months ended March 31, 2018 having been made in Taiwan dollars. Additionally, as a result of our foreign sales and operations, we have other expenses, assets and liabilities that are denominated in foreign currencies, in particular the Euro and British Pound.

DRAM Integrated Circuits. DRAM integrated circuits, or ICs, account for most of the cost of producing our DRAM modules. Prices of DRAM ICs are volatile and subject to substantial fluctuations, which can have a material effect on the selling prices of our DRAM modules and can have a substantial impact on our net revenue as our gaming PC memory segment represents a significant portion of our net revenue. However, in the past, fluctuations in market prices of these ICs have generally had a less pronounced impact on our gross margin than on our net revenue because selling prices of our DRAM modules have tended to rise or fall with the prices of the applicable ICs. Nonetheless, because we carry inventories of DRAM ICs and DRAM modules at our facility in Taiwan, fluctuations in the market price of these ICs can have an effect on our gross margin. For example, if prices of DRAM ICs increase, this has in the past tended to have a positive short-term impact on gross margin of our DRAM modules, while declines in prices of these ICs and consequently, modules, have tended to have a negative short-term impact on gross margin of our DRAM modules. Most recently, a favorable pricing environment for our DRAM modules in 2017 had a positive impact on our gaming PC memory segment’s gross margin. Further, selling prices of our DRAM modules, on the one hand, and market prices of DRAM ICs, on the other hand, may rise or fall at different rates, which may also affect our gross margin. As a result, our net revenue, gross profit and gross margin may vary materially from quarter to quarter due to changes in prices of DRAM ICs.

Components of our Operating Results

Net Revenue

We generate all of our net revenue from the sale of gaming PC peripherals, gaming PC components and gaming PC memory to retailers, PC gamers and distributors worldwide.

Cost of Revenue

Cost of revenue consists primarily of amounts paid to third parties who manufacture and supply our products or costs related to materials, including ICs, for manufacturing in addition to labor and overhead costs associated with manufacturing and supply chain management.

Operating Expenses

Operating expenses consist of product development, sales and marketing, and general and administrative expenses.

Product development. Product development expenses consist primarily of the costs associated with the design and testing of new products and software, and improvements to existing products and software. These costs relate primarily to compensation of personnel, and third-party costs, involved with product design, definition, compatibility testing and qualification.

To date, we have expensed all product development expenses as incurred because the period between achieving technological feasibility and the release of products and services for sale has been short and development costs qualifying for capitalization have been insignificant.

We expect our product development expenses to increase in absolute dollars as we continue to make significant investments in developing new products and services and enhancing existing products and services.

Sales and marketing. Sales and marketing expenses represent the largest component of our operating expenses and consist of sales, marketing and distribution costs. Distribution costs for our products include freight and the cost to operate our distribution hubs. Marketing expenses consist of gaming team and event sponsorship, advertising and marketing promotions of our products and services, personnel-related expenses, as well as contractor expenses, travel and allocated overhead costs. Selling costs relate to our costs to operate our global sales force that works in conjunction with our channel partners.

We expect our sales and marketing expenses to increase in absolute dollars and as a percent of net revenue as we continue to actively promote and continue to distribute a higher volume of our products.

General and administrative. General and administrative expenses consist of personnel-related expenses for our finance, legal, human resources and administrative personnel, as well as the costs of professional services, any allocated overhead, information technology and other administrative expenses.

We expect our general and administrative expenses to increase in absolute dollars due to the anticipated growth of our business and related infrastructure as well as legal, accounting, insurance, compliance, investor relations and other costs associated with becoming a public company.

Interest Expense

Interest expense consists of interest associated with our debt financing arrangements and amortization of debt issuance costs and debt discounts.

Other Income (Expense), Net

Other income (expense), net consists of other non-operating gains or losses and foreign exchange gains and losses. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.

Income Tax (Expense) Benefit

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. These foreign jurisdictions have statutory tax rates different from those in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to United States income, the utilization of foreign tax credits and changes in tax laws. Deferred tax assets are reduced through the establishment of a valuation allowance, if, based upon available evidence, it is determined that it is more likely than not that the deferred tax assets will not be realized.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the tax and financial reporting bases of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled.

Results of Operations

The following tables set forth the components of our statements of operations for each of the periods presented. The period-to-period comparison of operating results is not necessarily indicative of results for future periods.

	Predecessor			Successor		Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Pro Forma Year Ended December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands)			(in thousands)			(in thousands)
Statements of Operations Data:
Net revenue	$511,340	$595,118	$489,351	$366,198	$855,549	$173,599	$241,702
Cost of revenue	401,694	460,133	385,155	286,068	671,223	134,960	190,543

Gross profit	109,646	134,985	104,196	80,130	184,326	38,639	51,159
Operating expenses:
Product development	12,170	14,997	11,955	9,199	25,598	4,318	6,802
Sales and marketing	54,913	60,512	48,981	40,108	102,822	17,988	28,253
General and administrative	15,420	19,014	26,749	19,531	26,291	4,656	8,248

Total operating expenses	82,503	94,523	87,685	68,838	154,711	26,962	43,303

Operating income from continuing operations	27,143	40,462	16,511	11,292	29,615	11,677	7,856
Other (expense) income:
Interest expense	(4,543)	(3,474)	(2,249)	(8,880)	(24,617)	(895)	(6,043)
Other (expense) income, net	(1,385)	(2,236)	613	(96)	517	(52)	573

Total other expense	(5,928)	(5,710)	(1,636)	(8,976)	(24,100)	(947)	(5,470)

Income from continuing operations before income taxes	21,215	34,752	14,875	2,316	5,515	10,730	2,386
Income tax (expense) benefit	(3,723)	(5,660)	(5,061)	(396)	(444)	(2,181)	1,581

Net income from continuing operations	17,492	29,092	9,814	1,920	5,071	8,549	3,967
Discontinued operations:
Loss from discontinued operations before income taxes	(111)	—	—	—	—	—	—
Income tax benefit	319	—	—	—	—	—	—

Net income from discontinued operations	208	—	—	—	—	—	—

Net income	$17,700	$29,092	$9,814	$1,920	$5,071	$8,549	$3,967

The following tables set forth the components of our statements of operations for each of the periods presented as a percentage of net revenue. The period-to-period comparison of our operating results as a percentage of net revenue is not necessarily indicative of results for future periods.

	Predecessor			Successor		Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Pro Forma Year Ended December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)	(Unaudited)
Statements of Operations Data:
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	78.6	77.3	78.7	78.1	78.5	77.7	78.8

Gross profit	21.4	22.7	21.3	21.9	21.5	22.3	21.2
Operating expenses:
Product development	2.4	2.5	2.4	2.5	3.0	2.5	2.8
Sales and marketing	10.7	10.2	10.0	11.0	12.0	10.4	11.7
General and administrative	3.0	3.2	5.5	5.3	3.1	2.7	3.4

Total operating expenses	16.1	15.9	17.9	18.8	18.1	15.6	17.9

Operating income from continuing operations	5.3	6.8	3.4	3.1	3.4	6.7	3.3
Other (expense) income:
Interest expense	(0.9)	(0.6)	(0.5)	(2.4)	(2.9)	(0.5)	(2.5)
Other (expense) income, net	(0.3)	(0.4)	0.1	(0.1)	0.1	(0.0)	0.2

Total other expense	(1.2)	(1.0)	(0.4)	(2.5)	(2.8)	(0.5)	(2.3)

Income from continuing operations before income taxes	4.1	5.8	3.0	0.6	0.6	6.2	1.0
Income tax (expense) benefit	(0.7)	(0.9)	(1.0)	(0.1)	(0.1)	(1.3)	0.6

Net income from continuing operations	3.4	4.9	2.0	0.5	0.5	4.9	1.6
Discontinued operations:
Loss from discontinued operations before income taxes	(0.0)	—	—	—	—	—	—
Income tax benefit	0.1	—	—	—	—	—	—

Net income from discontinued operations	0.1	—	—	—	—	—	—

Net income	3.5%	4.9%	2.0%	0.5%	0.5%	4.9%	1.6%

Comparison of the Years Ended December 31, 2015, 2016 and 2017 (Pro Forma) and the Three Months Ended March 31, 2017 and March 31, 2018

Net Revenue

	Year Ended December 31,		Pro Forma Year Ended December 31, 2017	Three Months Ended March 31,
	2015	2016		2017	2018
	(in thousands)
Net revenue	$511,340	$595,118	$855,549	$173,599	$241,702

Net revenue increased $68.1 million, or 39.2%, from $173.6 million for the three months ended March 31, 2017 to $241.7 million for three months ended March 31, 2018. The increase was driven by strong growth across all segments and in particular the gaming PC memory segment which increased $33.6 million, or 41.9%, from $80.2 million for the three months ended March 31, 2017 to $113.8 million for the three months ended March 31, 2018 driven by continued strong demand and favorable pricing for our DRAM products. On a relative basis, the gaming PC peripherals segment represented the strongest growing segment with net revenue increasing $16.8 million, or 61.7%, from $27.2 million for the three months ended March 31, 2017 to $44.0 million for the three months ended March 31, 2018, driven by strong demand across product categories, and in particular headsets.

Net revenue increased $260.4 million, or 43.8%, from $595.1 million for 2016 to $855.5 million for 2017. This increase was driven by significant growth in all of our segments from 2016 to 2017 as well as a favorable pricing environment for our DRAM products.

Net revenue increased $83.8 million, or 16.4%, from $511.3 million for 2015 to $595.1 million for 2016. This increase was due in part to the growth of our gaming PC peripherals segment, which grew $27.8 million, or 37.9%, due to a number of new product introductions and increased marketing efforts. Further, this growth was also driven by growth in our gaming PC components segment, which grew $20.7 million, or 8.8%, due to strong demand for cooling solutions and growth in our gaming PC memory segment, which grew $35.3 million, or 17.4%, due to strong unit growth driven by lower average selling prices across the market.

Cost of Revenue, Gross Profit, Gross Margin

	Year Ended December 31,		Pro Forma Year Ended December 31, 2017	Three Months Ended March 31,
	2015	2016		2017	2018
	(in thousands)
Cost of revenue	$401,694	$460,133	$671,223	$134,960	$190,543
Gross profit	109,646	134,985	184,326	38,639	51,159
Gross margin	21.4%	22.7%	21.5%	22.3%	21.2%

Cost of revenue increased $55.6 million, or 41.2%, from $135.0 million for the three months ended March 31, 2017 to $190.5 million for the three months ended March 31, 2018 largely due to increased sales, as evidenced by our net revenue growth in the same period.

Gross margin decreased from 22.3% for the three months ended March 31, 2017 to 21.2% for the three months ended March 31, 2018. The decrease in gross margin was primarily due to a larger percentage of net revenue coming from gaming PC memory products which typically have a lower gross margin than our other product categories.

Cost of revenue increased $211.1 million, or 45.9%, from $460.1 million for 2016 to $671.2 million for 2017 largely due to increased sales, as evidenced by our net revenue growth during the same period.

Gross margin decreased from 22.7% for 2016 to 21.5% for 2017. The decrease in gross margin was primarily due to a larger percentage of net revenue coming from gaming PC memory products which typically have a lower gross margin than our other product categories.

Cost of revenue increased $58.4 million, or 14.5%, from $401.7 million for 2015 to $460.1 million for 2016 largely due to an increase in product sales.

Gross margin increased from 21.4% for 2015 to 22.7% for 2016. The increase in gross margin was primarily due to a favorable pricing environment for DRAM ICs, as well as a larger percentage of net revenue consisting of gaming PC peripherals sales than in the prior period, which resulted in a product mix shift towards higher margin products.

Product Development

	Year Ended December 31,		Pro Forma Year Ended December 31, 2017	Three Months Ended March 31,
	2015	2016		2017	2018
	(in thousands)
Product development	$12,170	$14,997	$25,598	$4,318	$6,802

Product development expenses increased $2.5 million, or 57.5%, from $4.3 million for the three months ended March 31, 2017 to $6.8 million for the three months ended March 31, 2018. The increase was primarily due to a $1.8 million increase in amortization of intangibles related to the Acquisition Transaction. In addition, there was a $0.4 million increase in personnel-related expenses due to headcount growth and a $0.2 million increase in consultant and contractor expenses as a result of new product development efforts.

Product development expenses increased $10.6 million, or 70.7%, from $15.0 million for 2016 to $25.6 million for 2017. The increase was primarily due to a $7.0 million increase in amortization of intangibles related to the Acquisition Transaction. Personnel-related expenses increased by $1.7 million primarily driven by an increase in headcount. Third-party specialized service expenses increased by $0.8 million due to an increase in product development efforts including costs to develop our prebuilt gaming PC system, Corsair ONE, as well as an increase in allocated overhead expenses of $0.8 million.

Product development expenses increased $2.8 million, or 23.2%, from $12.2 million for 2015 to $15.0 million for 2016. The increase in product development expenses includes $1.3 million of increased personnel-related expenses as a result of an increase in headcount, $0.9 million of increased third-party expenses as a result of specialized engineering services, $0.2 million of increased product qualifications and certification expenses for prototypes and samples and $0.3 million of certain other overhead-related expenses.

Sales and Marketing

	Year Ended December 31,		Pro Forma Year Ended December 31, 2017	Three Months Ended March 31,
	2015	2016		2017	2018
	(in thousands)
Sales and marketing	$54,913	$60,512	$102,822	$17,988	$28,253

Sales and marketing expenses increased $10.3 million, or 57.1%, from $18.0 million for the three months ended March 31, 2017 to $28.3 million for the three months ended March 31, 2018. The increase was primarily due to a $5.4 million increase related to amortization of customer relationship intangibles related to the Acquisition Transaction. Our freight costs increased by $2.3 million which was driven by an increase in net revenue. In addition, personnel-related expenses increased $1.0 million due to an increase in headcount and third-party specialized services expense increased by $1.2 million. Our marketing expenses increased by $0.5 million primarily due to an increase in sponsorships related to eSports. The increase was partially offset by a decrease of $0.2 million in facility and related costs.

Sales and marketing expenses increased $42.3 million, or 69.9%, from $60.5 million for 2016 to $102.8 million for 2017. The increase was primarily due to $8.6 million of additional distribution costs due to increased net revenue and $21.7 million of amortization of customer relationship intangibles related to the Acquisition Transaction. Personnel-related expenses increased by $5.6 million as a result of an increase in headcount. Our marketing expenses, such as sponsorships, samples and events, increased by $4.3 million in connection with our continued efforts to increase brand awareness for our products. In addition, third party specialized service expenses increased by $1.3 million.

Sales and marketing expenses increased $5.6 million or 10.2%, from $54.9 million for 2015 to $60.5 million for 2016. The increase was due to $2.6 million of personnel-related costs as a result of increased headcount. Facility related costs associated with our distribution hubs increased by $1.0 million and marketing related sponsorships, events and advertising increased by $1.0 million. Additionally, allocation and overhead expenses increased by $1.1 million.

General and Administrative

	Year Ended December 31,		Pro Forma Year Ended December 31, 2017	Three Months Ended March 31,
	2015	2016		2017	2018
	(in thousands)
General and administrative	$15,420	$19,014	$26,291	$4,656	$8,248

General and administrative expenses increased $3.6 million, or 77.1%, from $4.7 million for the three months ended March 31, 2017 to $8.2 million for the three months ended March 31, 2018. The increase was primarily due to a $1.3 million increase in personnel-related expenses as a result of an increase in headcount and a $0.9 million increase in consulting and contractor expenses related to tax consulting, audit and legal entity reorganization, as well as a $0.4 million increase in bad debt expenses in addition to certain other facility and overhead related expenses of $0.4 million. Additionally, intangible asset amortization expenses increased by $0.2 million.

General and administrative expenses increased $7.3 million, or 38.3%, from $19.0 million for 2016 to $26.3 million for 2017. The increase was primarily due to $2.2 million in transaction costs and a $0.8 million increase in amortization of intangibles related to the Acquisition Transaction. Employee compensation expenses increased by $3.4 million as a result of increased headcount. In addition, third-party specialized service expenses increased by $0.7 million related to consulting services for information technology and tax-related matters.

General and administrative expenses increased $3.6 million, or 23.3%, from $15.4 million for 2015 to $19.0 million for 2016. The increase was due to personnel-related expenses as a result of an increase in headcount.

Interest Expense and Other (Expense) Income, Net

	Year Ended December 31,		Pro Forma Year Ended December 31, 2017	Three Months Ended March 31,
	2015	2016		2017	2018
	(in thousands)
Interest expense	$(4,543)	$(3,474)	$(24,617)	$(895)	$(6,043)
Other (expense) income, net	(1,385)	(2,236)	517	(52)	573

Interest expense increased $5.1 million, or 575.2%, from $0.9 million for the three months ended March 31, 2017 to $6.0 million for the three months ended March 31, 2018 primarily due to cash interest incurred and amortization of debt issuance costs and debt discounts related to our new debt facilities entered into in August 2017. Other (expense) income, net, changed from $0.1 million of expense for the three months ended March 31, 2017 to $0.6 million of income for the three months ended March 31, 2018 primarily due to an increase in foreign currency exchange gains.

Interest expense increased $21.1 million, or 608.6%, from $3.5 million for 2016 to $24.6 million for 2017 primarily due to additional cash interest and amortization of debt issuance cost and debt discounts related to our new debt facilities entered into in August 2017. Other (expense) income, net, changed from $2.2 million of expense for 2016 to $0.5 million of income for 2017 primarily due to an increase in foreign currency exchange gains.

Interest expense decreased $1.1 million, or 23.5%, from $4.5 million for 2015 to $3.5 million for 2016. The decrease in interest expense was driven primarily by the reduced principal amount of debt outstanding. Other (expense) income, net, increased $0.9 million, or 61.4%, from $1.4 million for 2015 to $2.2 million for 2016 primarily due an increase in foreign currency exchange loss.

Income Tax (Expense) Benefit

	Year Ended December 31,		Pro Forma Year Ended December 31, 2017	Three Months Ended March 31,
	2015	2016		2017	2018
	(in thousands)
Income tax (expense) benefit	$(3,723)	$(5,660)	$(444)	$(2,181)	$1,581

Income tax expense decreased $3.8 million, or 172.5%, from $2.2 million of tax expense for the three months ended March 31, 2017 to $1.6 million of tax benefit for the three months ended March 31, 2018. The decrease was primarily due to our ability to realize certain deferred tax assets during the three months ended March 31, 2018 following the enactment of the U.S. Tax Cuts and Jobs Act. In addition, income tax expense decreased due to a decrease in income before tax during the three months ended March 31, 2018 compared to the three months ended March 31, 2017.

Income tax expense decreased $5.3 million, or 92.2%, from $5.7 million for 2016 to $0.4 million for 2017 primarily due to the decrease in pro forma taxable income in 2017.

Income tax expense increased $1.9 million, or 52.0%, from $3.7 million for 2015 to $5.7 million for 2016 primarily due to the increase in taxable income in 2016.

Segment Results

Our business has three operating segments as noted above. See Note 18 to our financial statements included elsewhere in this prospectus for additional information regarding our business segments.

Segment Net Revenue

The following table set forth our net revenue by segment expressed both in dollars and as a percentage of net revenue:

	Year Ended December 31,				Pro Forma Year Ended December 31, 2017		Three Months Ended March 31,
	2015		2016				2017		2018
	(dollars in thousands)
Gaming PC Peripherals	$73,291	14.3%	$101,074	17.0%	$146,730	17.2%	$27,234	15.7%	$44,041	18.2%
Gaming PC Components	235,012	46.0	255,750	43.0	306,449	35.8	66,149	38.1	83,863	34.7
Gaming PC Memory	203,037	39.7	238,294	40.0	402,370	47.0	80,216	46.2	113,798	47.1

Net revenue	$511,340	100.0%	$595,118	100.0%	$855,549	100.0%	$173,599	100.0%	$241,702	100.0%

Gaming PC Peripherals

For the three months ended March 31, 2018, net revenue of the gaming PC peripherals segment increased $16.8 million, or 61.7%, compared to the three months ended March 31, 2017 primarily due to strong growth in our headset, mice and keyboard products. For 2017, net revenue of the gaming PC peripherals segment increased $45.7 million, or 45.2%, compared to 2016 largely due to successful new product launches in gaming headsets, mice and keyboards as well as continued adoption of the brand in the marketplace resulting in part from our increased marketing efforts. For 2016, net revenue of the gaming PC peripherals segment increased $27.8 million, or 37.9%, compared to 2015 due to new product launches in gaming keyboards and mice.

Gaming PC Components

For the three months ended March 31, 2018, net revenue of the gaming PC components segment increased $17.7 million, or 26.8%, compared to the three months ended March 31, 2017 primarily due to increased unit sales growth in our PSU products. For 2017, net revenue of the gaming PC components increased $50.7 million, or 19.8%, compared to 2016, primarily due to strong sales growth in our high-wattage PSUs, which we believe was driven in part by cryptocurrency mining. For 2016, net revenue of the gaming PC components segment increased $20.7 million, or 8.8%, compared to 2015, largely due to strong demand for our cooling solution products.

Gaming PC Memory

For the three months ended March 31, 2018, net revenue of the gaming PC memory segment increased $33.6 million, or 41.9%, compared to the three months ended March 31, 2017 primarily due to higher average selling prices for DRAM products in 2018. For 2017, net revenue of the gaming PC memory increased $164.1 million, or 68.9%, compared to 2016 due to a favorable pricing environment for DRAM ICs. Strong demand and low supply of DRAM ICs resulted in significantly higher prices of DRAM ICs, which in turn lifted average selling prices in the market for DRAM modules. For 2016, net revenue of gaming PC memory increased $35.3 million, or 17.4%, compared to 2015 due to strong unit growth driven by lower average selling prices across the market.

Segment Gross Profit and Gross Margin

The following table sets forth our gross profit and gross margin (which we define as gross profit as a percentage of net revenue):

	Year Ended December 31,				Pro Forma Year Ended December 31, 2017		Three Months Ended March 31,
	2015		2016				2017		2018
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	(dollars in thousands)
Gaming PC Peripherals	$22,903	31.2%	$32,082	31.7%	$47,358	32.3%	$9,004	33.1%	$13,899	31.6%
Gaming PC Components	67,343	28.7	68,465	26.8	79,814	26.0	17,220	26.0	22,914	27.3
Gaming PC Memory	19,400	9.6	34,438	14.5	57,154	14.2	12,415	15.5	14,346	12.6

Total	$109,646	21.4	$134,985	22.7	$184,326	21.5	$38,639	22.3	$51,159	21.2

Gaming PC Peripherals

The gross profit of the gaming PC peripherals segment increased for the three months ended March 31, 2018 by $4.9 million, or 54.4%, compared to the three months ended March 31, 2017, reflecting net revenue growth of 61.7%. The 1.5% decrease in gross margin was mostly driven by lower keyboard average selling prices and rising input costs.

The gross profit of the gaming PC peripherals segment increased for 2017 by $15.3 million, or 47.6%, compared to 2016 reflecting net revenue growth of 45.2%. The 0.6% increase in gross margin was primarily due to a shift in our product mix shift towards higher margin headsets, mice and mouse pads.

The gross profit of the gaming PC peripherals segment increased during 2016 by $9.2 million, or 40.1%, compared to 2015 reflecting revenue growth of 37.9%. The increase in gross margin of 0.5% was driven by a product mix shift towards higher margin mouse and keyboard products largely related to new product introductions.

Gaming PC Components

The gross profit of the gaming PC components segment increased for the three months ended March 31, 2018 by $5.7 million, or 33.1%, compared to the three months ended March 31, 2017, reflecting net revenue growth of 26.8%. The 1.3% increase in gross margin was primarily driven by strong demand for high-wattage PSUs, which generally have a higher gross margin than the gaming PC components product portfolio average.

The gross profit of the gaming PC components segment increased for 2017 by $11.3 million, or 16.6%, compared to 2016 due to strong growth in PSUs and fan products. The 0.8% decrease in gross margin was primarily due to a product mix shift towards PSU products which historically have a lower gross margin than the gaming PC components product portfolio average.

The gross profit of the gaming PC components segment increased for 2016 by $1.1 million, or 1.7%, compared to 2015 due to increases in net revenue. The 1.9% decline in gross margin is due to a product mix shift towards PSU products which historically have a lower gross margin than the gaming PC components product portfolio average.

Gaming PC Memory

The gross profit of the gaming PC memory segment increased for the three months ended March 31, 2018 by $1.9 million, or 15.6%, compared to the three months ended March 31, 2017, reflecting net revenue growth of 41.9%. The 2.9% decrease in gross margin was primarily due to rising input costs for DRAM ICs.

The gross profit of the gaming PC memory segment increased for 2017 by $22.7 million, or 66.0%, compared to 2016 due to a favorable pricing environment for DRAM ICs, which was partially offset by lower unit sales. The 0.3% decrease in gross margin was primarily due to margin declines in our non-core storage products within the segment.

The gross profit of the gaming PC memory segment increased for 2016 by $15.0 million, or 77.5%, compared to 2015 reflecting both a net revenue increase of 17.4% and a 4.9% increase in gross margin due to higher average selling prices.

Liquidity and Capital Resources

To date, our principal sources of liquidity have been the net proceeds we received from private sales of equity securities, borrowings under our credit facilities, as well as payments received from customers purchasing our gear. We plan to continue to finance our operations from customers paying for our gear and services and through the net proceeds from this offering. As of March 31, 2018, we had cash and restricted cash of $14.6 million, $50.0 million capacity under our revolving credit facility and total long-term debt of $378.8 million.

We believe our existing cash balances and restricted cash and cash flow from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months and the foreseeable future. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the expansion of sales and marketing activities, the timing of new product introductions, market acceptance of our products and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financial covenants that would restrict our operations. We cannot assure you that any such equity or debt financing will be available on favorable terms, or at all.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)
	(In thousands)			(In thousands)	(In thousands)	(In thousands)
Net cash provided by (used in):
Operating activities	$22,058	$29,885	$(35,612)	$32,630	$(9,244)	$859
Investing activities	(2,793)	(3,983)	(3,052)	(532,719)	(1,214)	(2,089)
Financing activities	(10,202)	(898)	509	519,360	(9,529)	(2,874)

Cash Flows from Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2018 was $0.9 million and consisted of a net income of $4.0 million and non-cash adjustments of $8.9 million, which were partially offset by a net cash outflow of $12.0 million from changes in our net operating assets and liabilities. The non-cash adjustments consisted of depreciation and amortization of $8.5 million, provision for doubtful accounts and revenue return reserves of $1.3 million, stock-based compensation expense of $0.7 million and amortization of debt issuance costs of $0.6 million, which were partially offset by a change in deferred income taxes of $2.1 million. The changes in our net operating assets and liabilities were primarily due to an increase in cash outflow from the change in accounts payable, related party payable and other liabilities and accrued expenses of $27.2 million, in aggregate, primarily due to a decrease in inventory purchases and timing of payments and an increase in prepaid expenses and other current assets of $1.4 million, which were partially offset by a decrease in inventory of $13.0 million due to the decrease in inventory purchases in anticipation of lower sale activities in the second quarter based on our seasonal sales trend and a decrease in accounts receivable of $3.5 million.

Net cash used in operating activities for the three months ended March 31, 2017 was $9.2 million and consisted of a net income of $8.5 million, non-cash adjustments of $1.0 million, which were partially offset by a net cash outflow of $18.7 million from changes in our net operating assets and liabilities. The non-cash adjustments consisted of depreciation and amortization of $0.9 million, stock-based compensation expense of $0.2 million and amortization of debt issuance costs of $0.1 million, which were partially offset by a gain on foreign currency exchange of $0.2 million. The changes in our operating assets and liabilities were primarily due to an increase in cash outflow from the change in accounts payable, related party payable and other liabilities and accrued expenses of $13.6 million, in aggregate, primarily due to the timing of payments and an increase in inventory purchases of $8.9 million, which were partially offset by a decrease in accounts receivable of $2.8 million, a decrease in cash outflow from the change in net income tax payable of $0.6 million and a decrease in prepaid expenses and other current assets of $0.2 million.

Net cash provided by operating activities was $32.6 million for the successor period from August 28, 2017 through December 31, 2017 and consisted of a net income of $1.9 million, non-cash adjustments of $8.9 million and a net cash inflow of $21.8 million from changes in our net operating assets and liabilities. The non-cash adjustments consisted of depreciation and amortization of $11.6 million, amortization of debt issuance costs of $1.6 million, stock-based compensation expense of $0.5 million, provision for doubtful accounts and revenue return reserves of $0.5 million, the loss on currency forward contracts of $0.2 million and the loss on foreign currency exchange of $0.2 million, which were partially offset by a change in deferred income taxes of $5.9 million. The changes in our operating assets and liabilities were primarily due to an increase in accounts payable, related party payable and other liabilities and accrued expenses of $33.3 million, in aggregate, primarily due to the timing of payments as well as an increase in employee variable compensation, which were partially offset by a decrease in cash inflow from the change in accounts receivable of $5.8 million resulting from the increase in sales, a decrease in net income tax payable of $3.1 million resulting from the Acquisition Transaction, and a decrease in cash inflow from the change in inventory of $2.9 million due to an increase in sales in 2017.

Net cash used in operating activities was $35.6 million for the predecessor period from January 1, 2017 through August 27, 2017 and consisted of net income of $9.8 million and non-cash adjustments of $4.2 million, which was partially offset by a net cash outflow of $49.6 million from changes in our net operating assets and liabilities. The non-cash adjustments consisted of the stock-based compensation expense of $3.2 million, depreciation and amortization of $2.5 million, the loss on currency forward contracts of $0.4 million and the provision for doubtful accounts and revenue return reserves of $0.3 million, which were partially offset by the gain on foreign currency exchange of $2.1 million. The changes in our operating assets and liabilities were primarily due to an increase in accounts receivable of $33.0 million resulting from the increase in sales, an increase in inventory of $17.3 million resulting from all of our segments growing significantly in 2017 and an increase in cash outflow from the change in accounts payable, related party payable and other liabilities and accrued expenses of $3.3 million, in aggregate, primarily due to timing of payments, which were partially offset by a decrease in cash outflow from the change in net income tax payable of $3.2 million and a decrease in prepaid expenses and other current assets of $0.8 million.

Net cash provided by operating activities for 2016 was $29.9 million and consisted of a net income of $29.1 million and non-cash adjustments of $6.2 million, which were partially offset by a net cash outflow of $5.4 million from changes in our operating assets and liabilities. The non-cash adjustments primarily consisted of depreciation and amortization of $3.5 million, provision for doubtful accounts and revenue return reserves of $2.3 million, stock-based compensation expense of $1.0 million, amortization of debt issuance costs of $0.4 million and loss on foreign currency exchange of $0.3 million, which were partially offset by a change in deferred income taxes of $1.4 million. The changes in our operating assets and liabilities were primarily due to an increase in inventory purchases of $21.7 million due to a number of new product introductions in 2016, an increase in accounts receivable of $1.8 million driven by increased marketing efforts and an increase in prepaid expenses and other current assets of $0.5 million, which were partially offset by an increase in accounts payable, related party payable and other liabilities and accrued expenses of $15.9 million, in aggregate, primarily due to the increase in inventory purchases and business operations and an increase in net income taxes payable of $2.8 million.

Net cash provided by operating activities for 2015 was $22.1 million and consisted of net income of $17.5 million from continuing operations and non-cash adjustments of $7.7 million, which were partially offset by a net cash outflow of $3.1 million from changes in our operating assets and liabilities. The non-cash adjustments primarily consisted of depreciation and amortization of $3.8 million, stock-based compensation expense of $1.3 million, loss on foreign currency exchange of $1.0 million, amortization of debt issuance costs of $0.5 million, provision for doubtful accounts and revenue return reserves of $0.5 million, a change in deferred income taxes of $0.4 million and loss on disposal of property and equipment of $0.2 million. The changes in our operating assets and liabilities were primarily due to an increase in accounts receivable of $19.7 million and an increase in inventory purchases of $7.3 million due to the increase in net revenue in 2015, which were partially offset by an increase in accounts payable, related party payable and other liabilities and accrued expenses of $23.6 million, in aggregate, primarily as a result of an increase in inventory purchases and timing of payments.

Cash Flows from Investing Activities

Cash used in investing activities for the three months ended March 31, 2018 was $2.1 million and was related to the purchase of capital equipment and software designated for our internal use.

Cash used in investing activities for the three months ended March 31, 2017 was $1.2 million and was related to the purchase of capital equipment.

Cash used in investing activities was $532.7 million for the successor period from August 28, 2017 through December 31, 2017 and consisted of $529.1 million related to the Acquisition Transaction and $3.6 million for the purchase of capital equipment.

Cash used in investing activities was $3.1 million for the predecessor period from January 1, 2017 through August 27, 2017 and consisted of $2.8 million for the purchase of capital equipment and $0.3 million for the purchase of intellectual property.

Cash used in investing activities for 2016 was $4.0 million related to the purchase of capital equipment.

Cash used in investing activities for 2015 was $2.8 million related to the purchase of capital equipment.

Cash Flows from Financing Activities

Cash used in financing activities was $2.9 million for the three months ended March 31, 2018 and consisted of the one-time cash dividend paid to the unitholders of EagleTree of $85.0 million and the repayment of debt of $0.6 million, which were partially offset by borrowings of debt of $82.7 million.

Cash used in financing activities was $9.5 million for the three months ended March 31, 2017 and related to the repayment of debt.

Cash provided by financing activities was $519.4 million for the successor period from August 28, 2017 through December 31, 2017 and primarily consisted of the proceeds from the issuance of debt of $306.7 million and the proceeds from the issuance of common stock of $238.4 million, which were partially offset by the net repayment of debt of $15.6 million and payment of debt issuance costs of $10.1 million.

Cash provided by financing activities was $0.5 million for the predecessor period from January 1, 2017 through August 27, 2017 and primarily consisted of the borrowings from our

Predecessor’s line of credit of $10.0 million, net of repayments, which was partially offset by the repayment of our Predecessor’s term loan of $9.6 million.

Cash used in financing activities for 2016 was $0.9 million, which was primarily related to the repayment of our Predecessor’s credit facilities of $1.1 million, which was partially offset by the proceeds from the exercise of stock options of $0.2 million.

Cash used in financing activities was $10.2 million for 2015, which primarily consisted of the repayment of our Predecessor’s credit facilities of $10.0 million, net of repayments, and the repurchase of common stock of $0.6 million, which were partially offset by the proceeds from the exercise of stock options of $0.4 million.

Capital Expenditures

Our capital expenditures were $2.8 million in 2015, $4.0 million in 2016, $6.4 million in 2017 and $1.2 million and $2.1 million for the three months ended March 31, 2017 and 2018, respectively. We have currently budgeted $10.0 million for capital expenditures in 2018. The planned increases in capital expenditures for 2018 are for additional manufacturing equipment to increase capacity and improve efficiency in our manufacturing operations, tooling costs required for new products, and infrastructure and information technology investments.

Credit Facilities and Dividend

In August 2017, we entered into syndicated loan agreements, or the Loans, with various financial lenders in connection with the Acquisition Transaction. The Loans included a first lien credit and guaranty agreement, or the First Lien, that provided us with a $235 million term loan, or the First Lien Term Loan, and a $50 million revolving line of credit, or the Revolver. The Loans also included a second lien credit and guaranty agreement, or the Second Lien Term Loan, that provided us with an additional $65 million. Amounts borrowed under the First Lien Term Loan currently bear interest at either, at our election, a base rate plus a margin of 3.75% or an adjusted Eurodollar rate plus a margin of 4.75%. The base rate is equal to the greater of (i) the prime rate, (ii) sum of the Federal Funds Effective Rate plus 0.5%, (iii) the sum of the adjusted Eurodollar rate for an interest period of one month plus 1.0% or (iv) 2.0%. Unless otherwise extended pursuant to the terms of the First Lien Term Loan, the term loan matures on August 28, 2024 and the Revolver matures on August 28, 2022. The Second Lien Term Loan currently bears interest at a base rate equal to that of the First Lien Term Loan, plus a margin of 7.50% for base rate loans and 8.50% for Eurodollar loans, at our election. Unless otherwise extended pursuant to its terms, the Second Lien Term Loan matures on August 28, 2025. All accrued and unpaid interest on the borrowed amounts is due and payable on a quarterly basis. Prepayment of the First Lien may be made at any time without premium or penalty, other than (i) customary LIBOR breakage and (ii) with respect to prepayments of the First Lien Term Loan prior to February 28, 2018, in connection with repricing events specified in the First Lien. Prepayment of the Second Lien Term Loan on or prior to August 28, 2018 will carry a 2.0% prepayment premium, and after such date be on or prior to August 28, 2019 a 1.0% prepayment premium. Under the terms of our Loans, certain covenants require our Consolidated Total Net Leverage Ratio (as defined in the First Lien and Second Lien) to be no greater than certain thresholds, as set forth in the Loans. Our Consolidated Total Net Leverage Ratio as of March 31, 2018 was 4.8 to 1.0 and as of March 31, 2018, on an as adjusted basis to give effect to the consummation of this offering, was                  to 1.0

The First Lien and Second Lien Term Loan were both amended in October 2017 to repay $15 million of the Second Lien Term Loan. As a result of those amendments, the First Lien Term Loan was incrementally increased by $10 million and the interest rate margins applicable to the First Lien were increased by 0.25%, and the Second Lien Term Loan was decreased by $15 million and the interest rate margins applicable thereto were increased by 0.25%. In March 2018, the second amendment of the First Lien was entered into to increase the First Lien Term Loan by $85 million in order to distribute to unitholders of EagleTree a one-time cash dividend of the same amount. All other terms remained unchanged. In April 2018, the second amendment of the Second Lien Term Loan and the third amendment of the First Lien Term Loan were entered into to extend the time frame within which to deliver 2017 annual financial statements.

We had incurred debt issuance costs and debt discounts of $10.8 million and $2.9 million under the First Lien and Second Lien Term Loan as of March 31, 2018, respectively. The outstanding principal balance on the First Lien Term Loan was $244.4 million and $328.8 million as of December 31, 2017 and March 31, 2018, respectively. From time to time we draw on the Revolver to fund our operational needs. There was no outstanding balance under the Revolver as of December 31, 2017 or March 31, 2018. The outstanding principal balance of the Second Lien Term Loan was $50.0 million as of December 31, 2017 and March 31, 2018, respectively.

Our obligations under the Loans are secured by substantially all of our personal property assets and those of our subsidiaries, including intellectual property, and all of the shares we own in our subsidiaries. In addition, the Loans contain events of default that include, among others, non-payment of principal, interest or fees, breach of covenants, inaccuracy of representations and warranties, cross defaults to certain other indebtedness, bankruptcy and insolvency events, material judgments and events constituting a change of control. Upon the occurrence and during the continuance of a payment or bankruptcy event of default, interest on the obligations may accrue at an increased rate, and the lenders may accelerate our obligations under the Loans, except that such acceleration is automatic in the case of bankruptcy and insolvency events of default. As of March 31, 2018, we were in compliance with all the covenants related to the Loans.

Contractual Obligations and Other Commitments

Our principal commitments consist of obligations under our operating leases for office space and our Loans. The following table summarizes our contractual obligations as of December 31, 2017 that were fixed and determinable and the payments due under those obligations in the following periods:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Debt principal and interest(1)	$447,168	$23,771	$48,670	$49,445	$325,282
Operating leases	13,685	5,307	7,086	1,286	6

Total	$460,853	$29,078	$55,756	$50,731	$325,288

(1)

Represents our syndicated First Lien Term Loan and Second Lien Term Loan and our anticipated repayment schedule for the loans. Pursuant to our syndicated loan agreements, the First Lien Term Loan will mature on August 28, 2024 and the Second Lien Term Loan will mature on August 28, 2025. The First Lien Term Loan accrues interest at base rate equal to the greatest of (i) the prime rate, (ii) sum of the Federal Funds Effective Rate plus 0.5%, or (iii) 2.0%, plus a margin of 3.75% per annum. The Second Lien Term Loan accrues interest at base rate equal to that of the First Lien Term Loan plus a margin of 7.5% per annum. The outstanding principal balance on the loans was $294.4 million at December 31, 2017.

In March 2018, we entered into the second amendment of the First Lien to increase the First Lien Term Loan by $85 million. All other terms remained unchanged.

In January 2018, we entered into a five-year lease agreement for our office in the United Kingdom with a lease commencement date in June 2018. As of March 31, 2018, the total lease payments under the lease agreement were $0.3 million.

As of March 31, 2018, we had outstanding non-cancellable long-term purchase commitments of $0.2 million.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Critical Accounting Polices and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s estimates, assumptions, and judgments.

Revenue Recognition

Our products are sold through a network of distributors and retailers. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, title has transferred, the price becomes fixed or determinable, and collectability is reasonably assured. Evidence of an arrangement exists when there is a customer contract or a standard customer purchase order. We consider delivery complete when title and risk of loss transfer to the customer (defined as a retailer or distributor), which is generally upon shipment, but no later than physical receipt by the customer. Our revenue recognition policies are consistent worldwide.

We offer limited return rights and customer incentive programs. These include special pricing arrangements, promotions, rebates, and volume-based incentives. Rights of return vary by customer and range from the right to return defective products to limited stock rotation rights allowing the exchange of a percentage of the customer’s quarterly purchases. We reduce net revenue by estimated future returns, rebates, and incentives. Such reductions increase our reserve for rebates and other incentives and our reserve for sales returns and allowances. These reserves are reduced upon issuance of credit memos or making payments for actual returns, rebates, and incentives as they are issued to customers in subsequent periods. Therefore, in computing the net revenue that are reported in the statements of operations, gross revenue is reduced by estimated returns, rebates, and other incentives and for differences between previous estimates and actual experience.

We report revenue net of any required taxes collected from customers and remitted to government authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority.

Our estimates of future returns, rebates and incentives are based on negotiated terms and consideration of historical experience. We believe that our new product categories do not differ materially in terms of product returns from older product categories. Return rates can fluctuate over time, but we believe return rates have typically been sufficiently predictable to allow us to estimate expected future product returns. We review the actual returns evidenced in prior quarters as a percent of related revenue to determine the historical rate of returns. We then apply an empirically-based lag analysis to the historical return rate to estimate future returns. If actual return rates were to unexpectedly increase in any period, material differences in the amount of reported revenue could result. Rebates, incentives and other pricing programs are generally product- and customer-specific and are in effect for a short duration. Future market conditions and product transitions may require us to increase customer incentive programs that could result in reductions to future revenue. Additionally, certain customer incentive programs require management to estimate the number of customers who will actually redeem the incentive. Management’s estimates are based on historical experience and the specific terms and conditions of particular incentive programs. If actual customer incentives redeemed are greater than our estimates, we would be required to record additional reductions to revenue, which would have an adverse impact on our operating results.

Inventories

Inventories are stated at the lower of cost and net realizable value using the weighted average cost method of accounting. Inventory which is obsolete or in excess of forecasted sales or usage is written down to its estimated net realizable value based on assumptions about future demand and market conditions. Inventory write-downs are charged to cost of revenue and a new cost basis for the inventory is established.

We may be exposed to a number of economic and industry factors that could result in portions of our inventory becoming either obsolete or in excess of our forecasted sales or usage which include, but are not limited to, technological changes in our markets, our ability to meet changing customer requirements, competitive pressures on products and prices, and reliability and replacement of and the availability of key components from our suppliers. Assumptions used in determining our estimates of future demand may prove to be incorrect, which may result in inventory which is obsolete or in excess of forecasted sales or usage and require a future adjustment to its estimated net realizable value. Although considerable effort is made to ensure the accuracy of our forecasts of future demand, any significant unanticipated changes in demand or expected usage could have a significant negative impact on the value of our inventory and our operating results.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of March 31, 2018, we had cash and restricted cash of $14.6 million, which consisted primarily of bank deposits. Our cash are held for working capital purposes.

As of March 31, 2018, we had indebtedness of $378.8 million under the syndicated First and Second Lien Term Loans, which bear variable market rates. A significant change in these market rates may adversely affect our operating results.

To date, we have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. As of March 31, 2018, a hypothetical ten percent increase or decrease in interest rates on our debt subject to variable interest rate fluctuations would increase or decrease our interest expense by approximately $2.7 million in our financial statements on an annualized basis.

Foreign Currency Risk

To date, all of our inventory purchases have been denominated in U.S. dollars. Our international sales are primarily denominated in foreign currencies and any unfavorable movement in the exchange rate between U.S. dollars and the currencies in which we conduct sales in foreign countries could have an adverse impact on our net revenue. A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies, which are also subject to fluctuations due to changes in foreign currency exchange rates. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, Europe, China and Taiwan. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. As we grow our operations, our exposure to foreign currency risk could become more significant. We analyzed our foreign currency exposure to identify assets and liabilities denominated in other currencies. A hypothetical ten percent change in exchange rates between those currencies and the U.S. dollar would increase or decrease our losses on foreign currency exchange of $3.6 million in our financial statements for the three months ended March 31, 2018.

We entered into several foreign currency forward contracts since April 2017 that mature in the second and third quarter of 2018 to mitigate the short-term impact of foreign currency exchange rate fluctuations on certain inter-company payables denominated in Chinese Yuan. These contracts generally have maturity less than 12 months. We can provide no assurance that our strategy will be successful in the future and that exchange rate fluctuations will not seriously harm our business. We do not hold or issue derivative financial instruments for speculative trading purposes. The outstanding notional principal amount was $5 million and $8 million as of December 31, 2017 and March 31, 2018. We recognized net losses of nil, nil, $0.6 million, nil and $0.3 million from foreign currency forward contracts for the years ended December 31, 2015, 2016 and 2017, and for the three months ended March 31, 2017 and 2018, respectively.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Issued and Adopted Accounting Pronouncements

See Note 2 to our financial statements “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” for more information.

BUSINESS

Overview

We are a leading global provider and innovator of high-performance gear for a new era of sports: competitive digital gaming. Digital gaming has grown rapidly in global reach and engagement and has created a new worldwide media phenomenon in eSports, which today surpasses multiple traditional, mature sports in various viewership and participation metrics. We design industry-leading gaming gear for the personal computer, or PC, and help digital athletes, from recreational gamers to elite professionals, to perform at their peak in this engaging and interactive form of entertainment.

A pioneer in our industry since 1998, we have established market leadership across a broad range of gaming gear by building a global brand with a fanatical focus on the gamer and by delivering an uncompromising level of performance across our products. According to the most recent estimates from NPD Group, we enjoyed at least a top three U.S. market share position in all key products we offer.

Digital gaming is a massive global market with an estimated 2.2 billion gamers worldwide across all devices spending more than $121 billion on digital games in 2017, according to Newzoo. Competitive digital gaming is dominated by PC gaming with an estimated 574 million gamers who spent approximately $36 billion in 2017 on peripherals, components and prebuilt PCs that are specifically designed for gaming.

PC gamers represent the forefront of innovation, sophistication and competition in gameplay. Modern PC games require significant processing power to render high-resolution graphics and reward the speed and precision of user inputs. While traditional PC hardware is adequate for office programs and internet browsers, specialized gear is needed to provide the support and interface required to succeed in competitive gaming environments. As a result, many traditional PC hardware providers have left today’s gamers with inadequate gear, lacking integration capabilities and, most importantly, the performance features needed by PC gamers to maximize their chances of winning.

Our solution is the most complete suite of gaming PC gear among our major competitors and addresses the most critical components for game performance. Unlike most traditional PC hardware, our gear is created for gaming activities and designed to work seamlessly with our proprietary software platform, iCUE, to optimize performance, customization and style across all our gear. We group our gear into three categories:

•	Gaming PC peripherals. Peripherals include our high-performance keyboards, mice, headsets, mousepads and gaming chairs, which feature industry-leading responsiveness, precision and comfort, and our high-performance game streaming solutions, including capture cards, streaming decks and green screens, which enable PC gamers to produce professional quality game streaming broadcasts.

•	Gaming PC components (including memory). Components include our high-speed memory, high-output power supply units, or PSUs, gaming PC cases and a variety of cooling solutions, such as high-performance fans and liquid cooling systems, which deliver elite-level performance, power efficiency, customization, reliability, thermal management, noise reduction and aesthetics.

•	Prebuilt gaming PCs. Prebuilt gaming PCs include our award-winning gaming system, Corsair ONE, which targets the high-end of the gaming PC market with a combination of high performance, compact design, low noise and refined aesthetics.

We believe demand for our high-performance PC gaming gear has been enhanced by the increasing popularity of eSports, as our gear helps competitive gamers at all stages reach their next level. eSports has a significant worldwide following with approximately 335 million unique global viewers in 2017. In the same year, unique U.S. viewership for eSports exceeded those of Major League Soccer, or MLS, and the National Hockey League, or the NHL, and is expected to exceed those of the National Basketball Association, or the NBA, and Major League Baseball, or MLB, in 2019 and 2021, respectively, according to Activate Research.

We believe these dynamics have fostered a passionate and cross-cultural community of digital athletes at professional, collegiate and grassroots levels, all engaging in the pursuit of better performance.

Our scale and global reach provide significant competitive advantages. Since 1998, we have shipped over 130 million gaming products, with over 60 million gaming products shipped in the past five years. Our gear is sold to end users in more than 75 countries, primarily through online and brick-and-mortar retailers, including leading global retailers such as Amazon and Best Buy, and through our direct online channel. Due to our gamer-centric design philosophy, since 2016 we have received over 2,000 product awards from magazines and websites in approximately 40 countries, of which more than 1,600 were “Gold,” “Editor’s Choice,” “Approved,” or similar awards, including multiple perfect “10 out of 10” or similar perfect ratings.

Our brand and history are important to our customers. Our founder-led management team of industry pioneers has been providing cutting-edge gear to PC gamers for two decades. By introducing branded high-performance gaming PC memory in 1998 to an unbranded PC hardware market, we gained recognition in the global community as an original and authentic designer and supplier of high-performance PC gaming gear. We have since leveraged our reputation and loyal customers to successfully expand our product suite worldwide, from memory to a broad spectrum of PC gaming gear, all built upon our foundations of performance and gamer-centric design.

We believe our brand, market position and operational excellence will allow us to capture a growing share of the rapidly expanding PC gaming market. We intend to continue to grow by offering market-leading gear to recreational to elite gamers, expanding the breadth of our product suite to meet the needs of our customers, growing our worldwide market share, increasing investments in marketing, product innovation and sales and selectively pursuing accretive acquisitions.

Since 2015, our net revenue has grown significantly. For 2015, 2016, 2017 and for the three months ended March 31, 2017 and 2018, our net revenue was $511.3 million, $595.1 million, $855.5 million, $173.6 million and $241.7 million, respectively. For 2015, 2016, 2017 and for the three months ended March 31, 2017 and 2018, our gross margin was 21.4%, 22.7%, 21.5%, 22.3% and 21.2%, respectively. We generated net income of $17.7 million, $29.1 million, $5.1 million, $8.5 million and $4.0 million for 2015, 2016, 2017 and for the three months ended March 31, 2017 and 2018, respectively. Further, our adjusted EBITDA has also increased significantly. For 2015, 2016, 2017 and for the three months ended March 31, 2017 and 2018, our adjusted EBITDA was $32.4 million, $43.9 million, $67.7 million, $13.0 million and $18.4 million, respectively. Adjusted EBITDA is not a financial measure under GAAP. See “Selected Financial Data—Adjusted EBITDA” for an explanation of how we compute adjusted EBITDA and for a reconciliation to net income, the most directly comparable GAAP financial measure. Net revenue, gross margin and net income for 2017 are unaudited pro forma financial information derived from the audited statements of operations of the Predecessor and Successor. See “Unaudited Pro Forma Financial Information” for an explanation of the pro forma amounts.

The PC Gaming Industry

The popularity of PC gaming is increasing.

Since its beginning in the form of traditional arcade games of the 1970s, digital gaming has evolved into the mainstream and become a highly interactive, valuable and global engagement platform. Based on 2018 Nielsen data, digital gaming today represents approximately 11% of leisure time in the United States, surpassing activities such as exercising, listening to music and reading.

There are a number of positive factors we believe will continue to fuel the PC gaming market’s expansion, and consequently, the demand for gaming PC peripherals, gaming PC components and prebuilt gaming PCs:

•	Rising levels of PC gaming quality. Continued advances in computing power, particularly advances in graphics processing units, or GPUs, allow for better graphics rendering, which improves gaming experiences by providing increased realism and immersion. The advances in gaming quality are further driven by advances in the monitors utilized by PC gaming systems, such as larger screens with increased pixel counts and high-definition monitors that incorporate 4K and 8K technology.

•	Increasing availability of quality and varied PC game content. PC game publishers are increasingly utilizing cutting-edge game development engines to rapidly create graphically sophisticated and engaging environments, many of which can support massive multiplayer experiences. Meanwhile, in-game purchases and add-ons significantly extend the lifespans of these games. Further, consumers themselves are taking an active role in content generation, such as building virtual worlds, while other entertainment mediums, including film and television, are extending their intellectual property to video games. We believe each of these trends is leading to more and higher quality PC games that appeal to a growing and broader global audience.

•	Emerging immersive consumption channels. We expect the increasing adoption of virtual and augmented reality will increase the number of PC gamers and related viewership experiences by appealing to new demographics, expanding the addressable market for new high-performance peripherals and components.

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PC gaming infrastructure innovation. We expect cloud gaming services, which outsource gaming performance through the cloud, to increase the number of people playing PC games because these services allow individuals to experience PC gaming without a large upfront investment in gear. We believe these services will increase demand for high-performance PC peripherals to support cloud-based gameplay and that a portion of these new PC gamers will ultimately purchase a high-performance gaming PC or gaming PC components.

Game streaming is significantly expanding the PC gaming audience.

Game streaming has rapidly developed to become one of the most popular forms of entertainment, in which PC gamers at all levels broadcast their gameplay to an online audience and garner global stardom due to their gaming abilities and persona. Using platforms such as Twitch and YouTube Gaming in North America and Europe or Huya and Douyu in the Asia Pacific region, game streamers provide viewers with an opportunity to interact via live chats, in-stream donations or purchases of exclusive content.

Game streaming platforms have significantly grown in popularity to the point that they rival certain major television channels in terms of the number of viewers. According to SuperData Research, Amazon’s game streaming platform Twitch attracted an estimated audience of over 200 million unique viewers in 2017, exceeding the subscription bases of Netflix, Spotify, HBO and ESPN (U.S.), and the annual viewership of many other traditional TV channels. According to Jon Peddie Research, as viewers aspire to their elite streamers, new customers enter competitive PC gaming and existing gamers develop an increased performance focus, resulting in incremental gear spending.

eSports has the potential to drive substantial growth in PC gaming gear.

According to Newzoo, 335 million global unique viewers enjoyed eSports in 2017, an audience that is expected to grow at a compound average annual rate, or CAGR, of 14% to 557 million viewers in 2021. In the same year, unique U.S. viewership for eSports exceeded those of MLS and the NHL, and is expected to exceed those of the NBA and MLB in 2019 and 2021, respectively, according to Activate Research. Further, according to Riot Games, single eSports events, such as the 2017 SKT-RNG League of Legends Semifinal, have enjoyed a total viewership of 80 million people, an audience in significant excess of the 25 million who watched the 2017 NBA Finals Game 5.

Similar to popular global sports such as basketball and soccer, eSports is exciting and easy to pick up, yet can take years to master, and provides a digital playing field of such complexity and competitive parity that exceptional displays of physical and mental skill can be demonstrated by the best players and admired by players and fans alike. We believe this has fostered a passionate and cross-cultural community of digital athletes at professional, collegiate and grassroots levels, all engaging in the pursuit of better performance.

A virtuous circle of eSports players, viewers and investments, catalyzed by the growing media phenomenon of game streaming, is both attracting new PC gamers and increasing a performance focus of existing PC gamers, who advance from less engaged gaming to high-performance gameplay.

Competitive PC gamers require high-performance gear, which traditional PC hardware manufacturers generally do not offer.

Modern PC games require significant processing power to render high-resolution graphics and reward the speed and precision of user inputs. As a result, competitive PC gaming has reached a level of innovation, sophistication and competition that, even on an amateur level, allows no margin for error. However, many traditional PC hardware providers have left today’s gamers with inadequate gear, lacking integration capabilities and, most importantly, the performance features needed by PC gamers to maximize their chances of winning. Advances in gear to address competitive gamers’ needs include:

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Gamer-centric design approach. Traditional PC hardware manufacturers’ product designs are generally not tailored to the needs of gamers, such as heightened requirements for ergonomics and durability. Moreover, competitive PC gamers often wish to express their personal style with their choice of gear, but traditional PC hardware manufacturers usually do not offer a range of appealing design options and opportunities for customization.

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High-performance features. Traditional PC hardware providers generally do not offer gear with the technology or features that are required for gamers to perform on a competitive level, such as ultra-precise optical sensors in gaming mice, very low actuation distances in gaming keyboard switches, liquid cooling solutions for high-performance processors and fast dynamic random access memory, or DRAM, modules to process graphically complex games.

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Integration. In order to address the widest range of potential customers, traditional PC hardware manufacturers typically offer a range of standalone solutions across a broad array of disconnected PC peripherals, components and prebuilt PCs. As a result, these companies do not offer an integrated and harmonized hardware and software system to support players, limiting players’ ability to fine-tune their gear to operate at peak performance.

Our Market Opportunity

The global gaming PC gear market, including peripherals, components and prebuilt PCs specifically designed for PC gaming, grew approximately 23% to $36 billion from 2016 to 2017, according to Jon Peddie Research.

In 2017, there were an estimated 574 million PC gamers, of whom approximately 116 million spent over $1,000 on their gaming PC systems. These gamers represented approximately $30 billion, or 83%, of the global gaming PC gear market, with an annual growth rate of approximately 28% in 2017. Approximately 26 million gamers spent over $1,800 on their gaming PC systems and represented approximately $16 billion, or 45%, of the global gaming PC gear market, with an annual growth rate of approximately 27% in 2017.

As digital gaming, eSports and game streaming continue to push into the mainstream, and as recreational PC gamers increasingly aspire to become elite gamers, such as eSports athletes and professional game streamers, we expect new customers to enter the gaming PC gear market and existing customers to seek to increase their performance, in part through related gaming gear spending.

Our Market Leadership

Our focus on PC gamers and our dedication to provide them integrated high-performance gear have earned us at least a top three U.S. market share position in these key products according to the most recent estimates from NPD Group:

We practice a gamer-centric design philosophy.

We believe that gamers of all skill levels seek high-performance gear that will help them “level up” to their greatest competitiveness, similar to the dynamic often seen in traditional sports. Due to the evolving nature of PC games, we believe that we benefit from a customer base that frequently looks to update their PC gaming gear so that they can play the most sophisticated games at the highest performance levels. We have focused our gear design on addressing these competitive needs, and continue to update and improve our gear on a regular basis to address the changing requirements of PC gaming.

Gamers also seek to improve their performance and differentiate themselves through customization. Most of our gear is linked together through our iCUE software, which allows gamers to modify functional profiles and implement macro-enabled actions. iCUE further supports managing red-green-blue, or RGB, lighting profiles and monitoring the processing speed, operating temperature and other features of gaming PC components. Gamers can also generate their own customized RGB color patterns and share them with friends online.

We prioritize high performance.

Providing gear to help increase the performance and experience for gamers and eSports athletes is our primary gear development focus. We believe this focus helps us to ensure that our gaming gear meets our customers’ demanding requirements and features highly differentiated performance characteristics, including:

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Precision and accuracy. Accuracy and repeatability are two of the most important features for gaming mice and keyboards. Our mice use custom sensors that we specially designed for competitive gaming. In addition, our premium keyboards are built utilizing aircraft grade aluminum chassis, so that they do not move in game play, and German-engineered mechanical switches, which we believe are the most reliable available. Further, our keyboards have industry-leading key activation as low as 1.2 millimeters, which gives gamers an extremely responsive key action when they are playing fast action games. In addition to our mice and keyboards, our high-performance game streaming gear is able to record and broadcast game footage in high-definition while also offering low latency, providing gamers with a high quality broadcasting experience.

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Power and speed. We design each of our gaming PC components to support the overall speed of a gaming PC, for example, by enabling the CPU and GPU to run at its maximum power. Our premium 1,600 watt PSU can power as many as four GPUs while remaining whisper quiet and delivering the industry’s highest certification for efficiency. We designed our cooling solutions to increase gaming PC performance by efficiently removing excess heat while keeping fan noise at a minimum. Our cases are manufactured to improve performance through efficient thermal management while being both durable and aesthetically pleasing, such as incorporating large glass panels to show off the high-performance components inside. Our comprehensive line of DRAM modules support substantial CPU and GPU processing speeds and is rigorously tested to ensure maximum performance and overclocking capabilities.

•	Durability. Gaming gear is susceptible to enhanced wear and tear as it is often subject to intense and prolonged use. We have engineered our peripherals and components with high-quality materials to help ensure our customers can have a consistent gaming experience and performance over time.

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Ergonomics. Gamers experience hours of intense mental and physical stress in high actions-per-minute games where the number of keystrokes and mouse clicks within a 60-second span is often measured in the hundreds. Our gear incorporates ergonomic design principles, developed through extensive feedback from professional gamers, to maximize comfort throughout prolonged gaming activity.

We believe that an increasing population of competitive PC gamers will seek to continuously optimize their gear, similar to the customer behavior of hobbyists and amateur athletes observed in traditional sports such as mountain biking, skiing or golfing.

We maintain a software-based, integrated ecosystem.

We believe PC gamers are best served by an integrated ecosystem of PC gaming gear. We have developed a hardware and software ecosystem that allows gamers to customize their individual gear to best fit their individual skill level, genres played and overall gameplay. We believe our set of gear, unified through our iCUE software, provides the customization and performance-tuning that athletes at all levels rely on to give their best performance. Once gamers have learned to fully utilize our ecosystem and tuning software, we believe they are more inclined to stay within our ecosystem and buy more gear from us, rather than consider buying from a competitor with a lacking or different gear control setup.

Our Competitive Strengths

We are a leading global provider and innovator of high-performance PC gaming gear. We believe that we have a strong position in our target market, which consists of gaming PC peripherals, gaming PC components and prebuilt gaming PC markets, as a result of the following competitive strengths:

Leading brand recognition for performance drives strong customer loyalty.

Since our founding in 1994, we have shipped more than 130 million gaming products and actively nurtured a passionate and engaged global customer base by maintaining a long history of delivering reliable, high-performance gear. As a result, we believe we have established ourselves as a leading brand among PC gaming enthusiasts, many of whom are active and prominent in eSports and act as ambassadors for our branded gear.

We believe our strong brand name combined with the breadth of our high-performing gear and proprietary software ecosystem provide us with a competitive advantage to launch new gear efficiently and gain market share quickly. Further, we believe our iCUE software, which integrates nearly all of our gear, creates an incentive for gamers to continue to purchase our gear as it helps harmonize and improve gear performance.

Differentiated, gamer-centric R&D engine focused on delivering a broad portfolio of high-performing gear.

We are an innovation-driven company with a rigorous development process designed to consistently deliver high-performance and quality PC gaming gear in the market. We focus on gamers whose preferences and needs guide the development roadmap, often teaming up with elite gamers to incorporate their feedback into our gear, while also leveraging our strong supplier relationships for further feedback. This has allowed us to consistently grow our business and expand our gear portfolio. For example, in 2017, we launched our first prebuilt gaming PC, Corsair ONE, which was awarded PC Gamer’s Best Desktop PC 2017.

Our focus on innovation and performance has also earned us significant industry recognition. Since 2016 we have received over 2,000 product awards from magazines and websites in approximately 40 countries, of which more than 1,600 were “Gold,” “Editor’s Choice,” “Approved” or similar awards, including multiple perfect “10 out of 10” or similar perfect ratings.

Integrated, software-driven ecosystem.

Since our inception, we have concentrated our efforts on helping gamers succeed, which has led us to develop what we believe to be the most complete ecosystem of high-performance gaming gear in the market. We have further enhanced our offering by connecting our ecosystem through our iCUE software, which unifies performance, style and customization across our suite of PC gaming gear and allows users to control and customize nearly all of our gear through a single intuitive interface. In addition, we have begun to integrate our iCUE-connected ecosystem with content from top-tier game publishers to create exclusive in-game effects that transform our gaming gear and deliver a more immersive gaming experience.

Global sales and distribution network.

We are a global company with 69.9% and 68.4% of our net revenue being generated outside of the United States in 2017 and for the three months ended March 31, 2018, respectively. Our worldwide marketing and distribution network incorporates a multichannel sales model with long-standing relationships with key distributors and retailers globally. We currently ship to more than 75 countries across six continents and to leading retailers including Amazon, Newegg, Best Buy and JD.com. In addition, we are increasing our sales to significant retailers such as Walmart in the United States and MediaMarkt in Germany.

Our retailers and distributors are already familiar with the high performance and quality of our existing gear, making our target end-users more likely to purchase additional gear from us as they build or upgrade their systems. As opposed to many of our competitors who only market a narrow product range and may lack the necessary resources to distribute their gear effectively, we believe our broad gear portfolio, sophisticated and experienced sales and marketing teams and global scale allow us to maintain long-term and trusted relationships with our vendors. This has over time resulted in additional shelf space, prominent gear displays and regular dialogue which helps us understand our retailer customer needs.

Management team of visionary leaders with deep industry experience and proven ability to execute.

We have a strong management team of experienced and talented executives with a track record of execution and deep industry knowledge. For example, our management team has over 100 and approximately 50 collective years of experience in the PC industry and with Corsair, respectively, with a complementary mix of R&D, operations, marketing and sales skills. Our Co-Founder, Chief Executive Officer and President Andrew J. Paul has further played a key role in crafting our mission, maintaining the authenticity of the brand and driving our growth over the past 23 years.

Our Growth Strategy

We intend to grow our business by increasing value to our customers, expanding our market opportunity and further differentiating ourselves from competitors. Key components of our strategy include:

Advance as the global leader in high-performance PC gaming gear.

The PC gaming gear category is benefiting from the growing popularity of eSports and game streaming. We believe both the number of PC gamers and spend per participant on PC gaming gear are increasing, in part due to eSports. We believe our brand name, high-performance gear and market position will allow us to capture a large share of this market growth. To further extend our leadership position, we intend to continue to make significant marketing investments in leading eSports teams, athletes, game streamers and social media influencers. In an effort to further extend our leadership and positioning in these growth areas, we have sponsored eSports athletes, streamers, leagues, and events, including being the title sponsor and supplier of all gaming PC peripherals for DreamHack, the world’s largest computer festival, in 2018.

Continue to develop innovative, market-leading gaming gear.

We intend to prioritize investment in creating innovative PC gaming gear and software to enhance the gaming experience by delivering cutting-edge technology. We believe our continued development of innovative, market leading gear will help us gain new customers entering the PC gaming market and will help us sell new gear to our existing customers.

Expand into new gear and services that grow our market opportunity.

Since our inception, we have successfully moved into a number of new PC gaming categories. For example, we launched our gaming PC peripherals in 2010, and between January 2014 and June 2018, increased our U.S. market share from 7.7% to 20.8%, according to NPD Group. This increase in market share was driven by gains in our U.S. market share of keyboards, mice and headsets of 18.6, 13.6 and 10.9 percentage points, respectively, during the same period according to NPD Group. Our success is rooted in our deep technology expertise combined with our extensive knowledge of and engagement with our gamers. For example, the 2017 release of Corsair ONE allowed us to reach new market segments by offering a prebuilt gaming PC that delivers the performance of a high-end custom gaming PC without the time investment or technical knowledge a custom gaming PC requires. As the gaming landscape continues to evolve, we intend to continue to introduce new products to address PC gamers’ new and changing needs. We intend to continue expanding our portfolio of gear and services to grow our market opportunity.

Leverage our ecosystem to sell more gear to existing customers.

Our integrated ecosystem of hardware and software drives customer loyalty and allows us to successfully sell new gear to existing customers. We believe PC gamers are increasingly focused on the performance of their gaming gear, and our iCUE software enables our users to enhance their gameplay through advanced performance tuning, user customization and system monitoring. Further, we believe this integration and enhancement of our gear, across multiple gear lines, further strengthens the stickiness of our portfolio of gear as it helps motivate PC gamers to continue to purchase our gear.

Continue to grow market share internationally.

As a globally recognized brand, we have a footprint that reaches customers in 75 countries. We intend to continue to invest in enhancing our sales and distribution infrastructure to expand our leadership position in the Americas and Europe as well as cement a leadership position at the high end of the Asia Pacific market for PC gaming gear. We view the Asia Pacific region as a long-term growth opportunity and recently invested in our local sales force and regional management to build out distributor networks and retail partnerships.

Selectively pursue complementary acquisitions.

The markets for some of our gear are highly fragmented with a number of relatively small competitors, which may lack the necessary resources to market and distribute their gear effectively. We plan to evaluate, and may pursue, acquisitions, such as the Elgato acquisition, which strengthen our capabilities in existing segments as well as diversify our product offerings, broaden our end-user base or expand our geographic presence. We believe that such acquisitions could allow us to leverage our brand and extensive distribution channels to market and sell the gear of the acquired companies more effectively.

Our Solutions

We design our high-performance gear to address the competitive needs of PC gamers. We believe that gamers of all skill levels seek high-performance gear to bring their best game. In order for our customers to perform at their peak and seamlessly interface with their games, we have developed a popular line of gaming PC peripherals and gaming PC components as well as a prebuilt gaming PC.

Gaming PC Peripherals

Our gaming PC peripherals seek to provide the fastest, most accurate and most seamless interface between the athlete and their game.

Keyboards

We have designed our keyboards to deliver the precision and performance gamers seek. They integrate German-engineered mechanical key switches that are tuned so that each individual key begins to move under precisely the same pressure, registers a keystroke at the exact same depth of travel and delivers consistent tactile and auditory feedback to the gamer. To cater to the individual preferences of competitive PC gamers, we offer multiple versions of each keyboard model utilizing differently tuned mechanical key switches. For example, our most popular keyboard model comes in five different variations, tuned for either linear response or a tactile bump on activation, different levels of auditory feedback and activation at either 1.2mm or 2.0mm of key travel.

Beyond offering a wide choice of key switches, our keyboards also include a selection of features tailored specifically towards serious gamers, such as:

•	solid extruded aluminum frames, to provide a rigid and stable platform during intense gaming sessions;

•	dedicated macro keys, supported by our iCUE software platform, which allow the user to trigger a pre-set, customized sequence of keystrokes with a single tap;

•	N-key rollover anti-ghosting circuitry, which ensures that simultaneous keystrokes are correctly registered by the game;

•	one-millisecond response time;

•	specially shaped and textured gaming keycaps for the most critical gaming keys, so they can be identified instantly by touch; and

•	detachable wrist rests for comfort.

In addition to providing market-leading performance features, we believe our keyboards are industry-leaders in aesthetic design through integration of dynamic per-key RGB backlighting. This additional layer of customization is controlled by our iCUE software platform, delivering coordinated performance configurations and personalized aesthetic across all of a gamer’s Corsair gear.

	ELITE TIER	SUPER- PREMIUM TIER	PREMIUM TIER	WIRELESS

MSRP	~$110 – 200	~$80 – 150	~$50	~$110
Product Platforms	3	3	1	1
Extruded Aluminum Construction	✓
100% Mechanical Key Switches	✓	✓		✓
Customizable RGB	✓	✓	✓
iCUE Integration	✓	✓	✓	✓

Mice

We design mice that allow gamers to quickly and accurately translate their inputs into in-game actions. Our high-performance mice include industry-leading technical features such as precise optical sensors, including a proprietary 16,000 dots per inch, or dpi, sensor that enables pixel-precise tracking. They also feature advanced surface calibration, one-millisecond response time, tuned mechanical buttons, highly rigid aluminum or durable resin frames and low-friction feet to ensure smooth and consistent movement. We have designed our mice to cater to a wide range of hand sizes and each of the three primary mouse grips used by competitive gamers: fingertip, claw and palm style.

Our mice incorporate additional features tailored specifically towards competitive gamers, such as:

•	user-configurable sensitivity profiles, supported by our iCUE software platform, that enable a user to precisely tune the mouse to match their gameplay style;

•	macro buttons, supported by our iCUE software platform, which allow the user to trigger a pre-set, customized sequence of keystrokes with a single tap;

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buttons to toggle between sensitivity presets, so a gamer can easily switch between high sensitivity—which is optimal for rapid movements—to low sensitivity—which is optimal for slow but precise movements;

•	keypad integration, for games where rapid access to many additional buttons delivers a competitive advantage; and

•	weight tuning and interchangeable thumb grips, to allow individual gamers to customize their mouse to their specific tactile preferences.

Beyond industry leading features, our mice have been recognized for their aesthetic appeal and incorporate dynamic RGB lighting, controlled by our iCUE software platform, which offers gamers a further layer of personalization.

	DARK CORE	SCIMITAR PRO	GLAIVE	M65 PRO	HARPOON

MSRP	~$80 – 100	~$80	~$70	~$60	~$30
Optical Sensor	16,000 dpi	16,000 dpi	16,000 dpi	12,000 dpi	6,000 dpi
Key Features	1ms Latency 2.4GHz Wireless Wireless Qi Charging	Integrated 12 Button Keypad	Interchangeable Thumb Grips	Customizable Weight Tuning	Value
Customizable RGB	✓	✓	✓	✓	✓
iCUE Integration	✓	✓	✓	✓	✓

Mousepads

We have designed our mousepads to complement and enhance the performance of our gaming mice. Our mousepads provide a highly stable platform with consistent surface characteristics to ensure maximum precision while gaming. Some gamers perform best with the higher friction feedback of fabric-covered mousepads, while others prefer lower-friction hard-surface mousepads. We serve both groups with rigid mousepads covered with either micro-textured polymer or a high-performance synthetic fabric as well as a high-performance version of the classic textile weave mousepad. Select Corsair mousepads also incorporate dynamic RGB lighting or built-in Qi wireless charging.

	WIRELESS CHARGING	HARD SURFACE	CLOTH SURFACE

MSRP	~$80	~$30 – 60	~$10 – 40
Wireless Charging	✓
External USB	✓	(✓)
Customizable RGB		(✓)

(✓) Available on select models.

Gaming Headsets

We have designed our gaming headsets to provide clear and high-fidelity audio to give gamers a competitive advantage. These important gaming features, for example, enable elite players to pinpoint their enemy’s location on the map from the sound of a single faint footstep, letting them avoid an ambush. To help ensure that a critical audio cue is not missed, we have developed gaming headsets with high-fidelity audio drivers, passive noise reduction and software-based 7.1 surround sound. Our gaming headsets also incorporate a clear, noise-cancelling microphone so the wearer can communicate effectively with her or his teammates. We package these high-performance features into a lightweight frame with comfortable earcups to ensure user comfort over multi-hour gaming sessions. Further, our gaming headsets are configurable with our iCUE software platform, including microphone volume, headset volume, equalizer functionality, stereo and 7.1 surround sound support and dynamic RGB lighting.

	VOID PRO SERIES	HS SERIES

MSRP	~$80 – 130	~$50 – 100
Wireless	(✓)	(✓)
7.1 Surround Sound	✓	(✓)
Xbox, PS4, Nintendo Switch Compatibility	(✓)	(✓)
Customizable RGB	✓
iCUE Integration	✓	(✓)

(✓) Available on select models.

Gaming Chairs

In response to customer demand, we introduced a line of gaming chairs in 2017 inspired by the aesthetics and ergonomics of the seats used in motorsports. These chairs provide significant bolstering in the thigh and mid-back to encourage proper posture, and provide strong neck and lumbar support for extended gaming sessions.

	T1 RACE	T2 ROAD WARRIOR

MSRP	~$300	~$350
Design Focus	Performance Motorsport	Long-Haul Comfort

Game Streaming Gear

Following the Elgato acquisition in July 2018, we began to offer several high-performance game streaming accessories under the Elgato brand. These streaming accessories, which include a range of capture cards, a streaming deck and a green screen, enable PC gamers to produce and broadcast professional quality gaming streams. For example, gamers can utilize our powerful and compatible capture cards to record and broadcast game footage in high-definition, at resolutions up to 4K and at 60 frames per second, edit the footage and upload it to the internet. PC gamers can further enhance their broadcasting and content creation experience by utilizing our stream deck, which has 15 customizable LCD keys that can be programmed to launch customized actions ranging from switching scenes, incorporating third-party media such as GIFs into the broadcast and adjusting the audio and video.

	CAPTURE CARD	STREAMING DECK	GREEN SCREEN	DOCKING STATION

MSRP	~$160 – 400	~$150	~$160	~$300
Key Product Description	Ultra-low latency, high performance capture cards offering up to 60 frames per second video capture at crystal clear 1080p resolution	Tactile, game streaming device offering integrated, one-touch media functionality	Durable, portable, collapsible chroma-green backdrop for post-production editing	State-of-the-art, versatile docking station providing all-in-one high power streaming integration, display support and charging capabilities
Product Specifications	— PCIe x4 Interface	— 15 Tap-to-Switch Media Keys	— Durable, Detachable Aluminum X-Frame	— 4K Dual-Display Support
	— Windows and Mac Compatibility	— Customizable LCD Key Displays	— High Quality 100% Polyester Composition	— Gigabit Ethernet
	— Flashback Recording Capabilities	— Integrated USB 2.0 Support	— Ultra-Lightweight (20.5 lbs)	— SuperSpeed USB 3.0 Ports (5 Gb/s)
— Analog Stereo Headphone Output / Microphone Input

Gaming PC Components

Since 2006, we have developed and sold high-performance gaming PC components to help gamers maximize their experience, all the while providing our customers the design aesthetic and customizability they demand.

Memory

We were a pioneer in the high-performance DRAM memory category and remain the U.S. market leader. We have shipped over 90 million units worldwide over the past 18 years. High-speed DRAM memory is an important gaming PC component for competitive gaming as it can improve frame rates significantly.

The current DRAM standard, DDR4, is manufactured to operate at a minimum of 2,133MHz. We offer high-performance DRAM modules that operate at speeds as high as 4,600MHz, or 116% faster. Our internally designed multilayer PCBs and aluminum heat spreaders are built to efficiently dissipate heat to provide reliable performance even at extreme speeds. In addition, our memory modules are designed to be aesthetically pleasing and many models incorporate dynamic RGB lighting, controlled by our iCUE software platform, to offer gamers a further layer of personalization.

Our most popular DDR4 DRAM kit has an aggregate of 16GB at 3,000MHz, for which MSRPs are approximately $200. For maximum performance, gamers can also spend over $1,000 for 32GB of our highest specification 4,600MHz memory. According to NPD Group, our average selling price premium was 24% to 39% over the U.S. market average selling price for our gaming PC memory modules between 2015 and 2017.

	VENGEANCE SERIES	DOMINATOR SERIES

Design Focus	Performance, Reliability and Aesthetics	Overclocking and Heat Control
Customizable RGB	✓	✓

Computer Cases

We have designed our computer cases to support the full range of high-end PC components while improving performance through efficient thermal management. High-performance PCs generate large amounts of waste heat which forces CPUs and GPUs to throttle performance and, in extreme cases, can lead to system instability.

Our computer cases support enhanced airflow and liquid cooling solutions to help gaming PCs sustain peak performance. Further, we offer cases in a wide range of designs to allow gamers to express their personal style, from minimalist anodized aluminum cases, to aggressive supercar-inspired designs and all glass cases to showcase the high-performance components inside. In each of our models, we deliver a range of features our customers demand including builder-friendly ergonomics, tight manufacturing tolerances, power supply heat shrouds, removable air filters, noise dampening panels, scratch-resistance, mobility and compact case designs.

	OBSIDIAN SERIES	CRYSTAL SERIES	CARBIDE SERIES

MSRP	~$150 – 500	~$110 – 190	~$50 – 150
Number of Models	4	6	15
Key Design Attributes	Ultra-Premium, Black, Monolithic	Ultra-Premium, All-Tempered Glass	Core Line, ranging from Supercar-Inspired Styles to Minimalist Designs

Power Supply Units

We engineer our premium PSUs to be extremely reliable, powerful, efficient and quiet. Since voltage fluctuations cause system crashes or even irreparable hardware damage, our PSUs are built to deliver extremely stable voltage in powering gaming PC components, including the CPU and GPU.

Further, we are a pioneer of the integration of digital signal processors in our PSUs to provide maximum reliability. We also designed our PSUs for increased efficiency, saving money and increasing PC performance by preventing the creation of waste heat. We designed our PSUs to be exceptionally quiet, incorporating high-efficiency and thermally-controlled fans than turn off at low to medium loads. In addition, most of our PSUs are fully modular, simplifying installation and reducing cable clutter. To help improve system design aesthetics and organization, we also offer individually sleeved cables. Our PSUs are also integrated into the iCUE software ecosystem, providing fan and voltage control and performance logging.

	ELITE	SUPER-PREMIUM	PREMIUM

MSRP	~$140 – 500	~$85 – 200	~$40 – 110
Wattage Range	750 – 1,600 Watts	550 – 1,000 Watts	430 – 850 Watts
80 Plus Efficiency Certification	Titanium or Platinum	Gold	Bronze or White
iCUE Integration	(✓)	(✓)

(✓) Available on selected models.

Cooling Solutions

Our cooling solutions allow gaming PCs to deliver higher performance by efficiently removing excess heat from the GPU, CPU and case. We offer two types of cooling solutions: liquid cooling solutions and high-efficiency cooling fans.

Our liquid cooling solutions are a high-performance alternative to the basic air cooling used in most PCs. Air cooling systems typically consist of a single fan to blow air directly on a metal heatsink mounted to a processor. In contrast, our liquid cooling solutions pump coolant through a machined copper water block mounted directly to the CPU or GPU and dissipate the removed heat remotely through a high-efficiency radiator mounted in the computer case. Compared to basic air cooling, our liquid cooling solutions can significantly reduce processor temperatures, allowing that processor to be pushed to higher compute rates without throttling performance or causing system instability. In addition, due to our efficient designs, this improved cooling generally comes with significantly reduced fan noise. Our liquid cooling solutions are also integrated into the iCUE software ecosystem, providing temperature monitoring, precise tuning of pump and fan speeds and customizable dynamic RGB lighting.

	TRIPLE FAN SOLUTIONS	DOUBLE FAN SOLUTIONS	SINGLE FAN SOLUTIONS

MSRP	~$170	~$100 – 150	~$60 – 110
Customizable RGB	✓	✓	✓
iCUE Integration	✓	✓	✓

Our high-efficiency cooling fans are built to quickly and quietly remove excess heat from either a liquid cooling radiator or the interior of the computer case. Our cooling fans incorporate high-performance features such as magnetic levitation bearings, developed exclusively for us, which significantly reduce noise levels by eliminating almost all friction at the fan hub. We also offer designs with dynamic RGB integration, such as the LL series, that incorporates 16 independent RGB LEDs in two separate translucent loops in the fan hub and outer ring. Like our other products, our cooling fans integrate into the iCUE software ecosystem, allowing precise control over fan speed, temperature monitoring and dynamic RGB lighting customization.

	ML SERIES	LL SERIES	HD SERIES	SP SERIES	AF SERIES

MSRP	~$25 – 40	~$35 – 40	~$30 – 35	~$20 – 25	~$16 – 25
Max. CFM for 120mm Fan Model	75 CFM	43 CFM	54 CFM	63 CFM	63 CFM
Customizable RGB	(✓)	✓	✓	(✓)
iCUE Integration	(✓)	✓	✓	(✓)

(✓) Available on select models.

Prebuilt Gaming PCs

In 2017, we introduced our first prebuilt gaming PC, Corsair ONE, which we believe showcases our deep industry knowledge, design capabilities and engineering expertise. Since its release, Corsair ONE has been well-received in the marketplace and was awarded PC Gamer’s Best Desktop PC 2017.

Corsair ONE is powered by some of the fastest CPUs and GPUs on the market, our high-performance memory, one of our high-efficiency PSUs, two of our custom liquid cooling solutions for both the CPU and GPU and a single virtually frictionless magnetic levitation bearing fan, all packed into an exceptionally compact, shoe box-sized aircraft-grade aluminum chassis. Corsair ONE specifically targets the high-end of the gaming PC market with a unique combination of size, performance and aesthetics.

	CORSAIR ONE ELITE	CORSAIR ONE PRO PLUS	CORSAIR ONE PRO (32GB)	CORSAIR ONE PRO (16GB)

MSRP	~$3,000	~$2,800	~$2,500	~$2,300
CPU	Intel i7-8700K	Intel i7-8700K	Intel i7-7700K	Intel i7-7700K
GPU	NVIDIA GTX 1080 Ti	NVIDIA GTX 1080 Ti	NVIDIA GTX 1080	NVIDIA GTX 1080
Memory	Corsair 32GB DDR4	Corsair 16GB DDR4	Corsair 32GB DDR4	Corsair 16GB DDR4
iCUE Integration	✓	✓	✓	✓

PC Gaming Software

Our iCUE software platform powers most of our gear from a single intuitive interface, providing advanced performance tuning, user customization and system monitoring. By enabling our customers to fine tune the response of our gaming gear to maximize performance and match their personal preferences and styles of play, we believe that iCUE provides a distinct competitive advantage.

For our gaming PC peripherals, iCUE gives the user full control over all performance aspects of their gear. For our mice, this includes personalized sensitivity profiles, programmable macros, advanced surface calibration, tunable filtering of movement inputs when the mouse is lifted, software-based angle snapping and precision enhancement and button response optimization. For keyboards, this includes programmable macros and the deactivation of potential game-disrupting keys (e.g., the Windows or F1 buttons for accidental switching of applications). For headsets, this includes software-based 7.1 surround sound, customizable digital equalization and microphone controls.

iCUE calibration of Corsair mouse and keyboard for maximum performance and customization

For our gaming PC components, iCUE gives the user advanced performance controls and system monitoring through a streamlined dashboard. This includes dynamic fan and pump speed controls, temperature logging, voltage monitoring, system load and memory settings.

Our iCUE software also provides practically unlimited customizable RGB lighting control and is able to seamlessly integrate sophisticated user-developed dynamic lighting programs across our products. In addition, we partner with major game publishers to integrate iCUE with major game titles so that an iCUE user’s peripherals and components lighting responds dynamically to in-game events for an even more immersive gaming experience.

iCUE custom RGB control in action and immersive color integration with video games

We intend to continue expanding iCUE’s capabilities and adding new features over time to help our passionate customers achieve new levels of performance and further customize their gaming experience.

Product Development

We believe that our future success depends on our ability to develop and market new products and product categories that extend our ecosystem as well as reach new market segments. Our product development efforts focus on broadening our portfolio with innovative, value-added products that provide gamers with more immersive experiences. This process begins with the initial market analysis and product definition phase, where we use deep knowledge of consumer preferences and feedback to decide the exact specifications of new products desired by our end-users. We then leverage third-party manufacturers and, in some case, engineering and design firms to help us design, prototype and fabricate our products. We select these third-party partners through a comprehensive selection process and subject them to rigorous quality controls. We perform extensive in-house testing of our products with the latest CPUs and graphics cards to ensure the optimal performance and compatibility of our products with the most advanced hardware. Our rigorous product development and testing is designed to give us the ability to meet the needs of our end-users consistently with well designed, high-performance and reliable products.

In order to execute our product development vision, we have assembled a product development team that includes highly skilled electrical and mechanical engineers, applications experts and engineering program managers with a thorough understanding of PC gaming gear, gaming trends and specific technical expertise spanning a broad range of PC components. As of April 30, 2018, our product development team included 149 employees working on product definition, design, compatibility testing and qualification.

We strive to represent the Corsair brand through our products by always challenging ourselves to “build it better” through product innovation at every stage in the development process.

Marketing

Our marketing efforts are designed to enhance the Corsair brand name, to help us acquire new customers and to increase sales from our existing customers. We have structured our marketing organization to achieve both product- and geography-specific coverage. In addition, our marketing personnel regularly meet with other key industry suppliers such as Intel, AMD, NVIDIA and Asus, in order to ensure that our product development efforts appropriately address the needs of their new products and also to discuss trends and changes in the computer technology market.

We build awareness of our products and brand through advertising campaigns, public relations efforts, marketing development funds and other financial incentives provided to retailers to promote our products, end-user rebates, online social media outreach, online and in-store promotions and merchandising, our website and other efforts. We believe that our products and brand have also benefited from social medial influencers, customer referrals and positive product reviews. We also invest in sponsorships and partnerships with eSports events, leagues teams and streaming influencers. For example, Corsair has sponsored gaming streamer Summit1g, whose Twitch channel has 3.2 million followers as of June 2018. In 2017, we had approximately 1.5 billion impressions across social media, influencers, sponsorships, reviews, advertising and other channels.

We benefit from an active computer gaming community whose members communicate with each other through various online social media such as forums, blogs and social networks, including Facebook, Twitter and YouTube. In addition to forums hosted by third-party domains, we host Corsair-branded forums that are accessible via our website. We actively participate in this community, enabling us to communicate directly with our end customers. Finally, we regularly publish technical and editorial content through various online and print channels and participate in industry trade shows, gaming competitions and other consumer-facing events that provide us with the opportunity to demonstrate our products.

Sales and Distribution

We sell our products worldwide through two primary channels: online and brick-and-mortar retailers, which are covered by our direct sales force and a network of domestic and international distributors.

As of June 1, 2018, we maintained sales offices or sales personnel or representatives in the United States, Argentina, Australia, Brazil, Canada, China, Denmark, France, Germany, Hong Kong, India, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, Poland, Russia, Slovenia, South Africa, Spain, Sweden, Taiwan, Thailand, Turkey, the United Kingdom and Vietnam. As of June 1, 2018, our sales directors had an average of 16 years of sales and marketing experience in the information technology industry and our regional managers and sales representatives have an average of 13 years of sales and marketing experience.

We have divided our sales organization into four major regions—Europe (including the Middle East and Africa), North America, Latin America and Asia Pacific (including South Africa)—and we have local language-speaking sales representatives in the countries that, in the aggregate, generate the majority of our net revenue. We ship our products directly to approximately 50 retailers and over 160 distributors and, through distributors, supply our products to thousands of smaller online and brick-and-mortar retailers.

Our direct sales force supports leading online retailers, including as of June 1, 2018, Amazon and Newegg.com in North America; Amazon, Komplett, Mindfactory, LDLC and Scan in Europe; and JD.com, Tmall and PC Case Gear in the Asia Pacific. We also have sales relationships with leading brick-and-mortar retailers, including as of June 1, 2018, Best Buy, Walmart, Micro Center in North America and Media Markt, Boulanger, Elkjop and Dixon in Europe. A small portion of our net revenue is from sales directly to original equipment manufacturers that manufacture gaming PCs. Our distributors sell our products primarily to online and brick-and-mortar retailers and to small system integrators and value added resellers. As of June 1, 2018, our major distributors were Ingram Micro and D&H in North America; S&K, Exertis and ABC Data in Europe; and Synnex Australia, Leader, ASK and Links in the Asia Pacific.

In 2015, both Amazon and Newegg each accounted for more than 10% of our net revenue, for a total of 23.0%. In 2016 and 2017, only Amazon accounted for more than 10% of our net revenue, at 10.2% and 18.0% in 2016 and 2017, respectively.

Production and Operations

We believe we have developed a global, scalable production and operations infrastructure that allows us to deliver our products cost-effectively and in a timely manner. Most of our products (with the exception of DRAM modules) are produced by third-party manufacturers in China, and generally these manufacturers are responsible for procuring pieces, parts, and components, specified by us, in order to assemble the products. Our DRAM modules are mostly produced in our facility in Taiwan, where we perform assembly, testing, packing and shipping. In some regions, we also outsource storage and shipping to third-party logistics providers around the world.

Production of most of our high-speed DRAM modules involves testing and speed sorting of both DRAM ICs and modules and retail packing in our facility in Taoyuan, Taiwan. Our ability to test and sort DRAM modules efficiently enables us to grade them and offer high-performance DRAM modules at higher price points. For standard speed DRAM modules, we also procure assembled modules from approved subcontractors and then test and package them in our Taiwan facility.

In addition to our production capabilities, our corporate planning process places particular emphasis on driving efficiencies in demand forecasting, supply chain planning, procurement cycle time, freight costs and inventory management. Our goal of limiting the time DRAM modules are held in our inventory to a few weeks helps mitigate any impact that this volatility may have on our gross margins. Furthermore, given the products we sell and the global nature of our business, freight costs can have a significant impact on our expenses. Because of this, we have developed a sophisticated forecasting and planning process designed to reduce the cost of transporting our products to our regional distribution hubs and finally, to our customers.

Our operations outside of the United States expose us to a number of risks. For additional information, see “Risk Factors—Risks Related to our Business—While we operate a facility in Taiwan that assembles, tests and packages most of our DRAM modules, we rely upon manufacturers in China to produce all of our PSUs, cooling solutions, computer cases, gaming peripherals, and accessories, and the components for our DRAM modules, which exposes us to risks that may seriously harm our business” and “Risk Factors—Risks Related to our Business—We conduct our operations and sell our gear internationally and the effect of business, legal and political risks associated with international operations may seriously harm our business.” For information about our net revenue and long-lived assets by geographic area, see Note 18 to our financial statements included in this prospectus.

Backlog

Sales of our products are generally made pursuant to purchase orders and customers typically do not enter into long-term purchase agreements or commitments with us. Customer purchase orders typically call for product shipment within a few weeks, except for DRAM modules orders that are typically requested in a few days. Consequently, we do not believe that our order backlog as of any particular date is material or a reliable indicator of sales for any future period.

Competition

We face intense competition in the markets for all of our products. We operate in markets that are characterized by rapid technological change, constant price pressure, rapid product obsolescence, evolving industry standard and new demands for features and performance. We experience aggressive price competition and other promotional activities by competitors, including in response to declines in consumer demand and excess product supply or as competitors seek to gain market share.

We believe that the principal competitive factors that affect customer preferences include brand awareness, reputation, breadth and depth of product offering, product performance and quality, design and aesthetics, price, user experience, online product reviews and other value propositions. We believe we compete favorably based on these factors.

In recent years, we have added new product categories and we intend to introduce new product categories in the future. To the extent we are successful in adding new product categories, we will confront new competitors, many of which may have more experience, better known brands and greater distribution capabilities in the new product categories and markets than we do. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies. Many of our current and potential competitors, some of which are large, multi-national businesses, have substantially greater financial, technical, sale, marketing, personnel and other resources and greater brand recognition than we have. Our competitors may be in a strong position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively than we can. In addition, some of our competitors are small or mid-sized specialty companies, which may enable them to react to changes in industry trends or consumer preferences or to introduce new or innovative products more quickly than we can. As a result our product development efforts may not be successful or result in market acceptance of our products.

While we believe there is no single competitor that directly competes with our ecosystem across all our product categories, we face numerous competitors in each product category.

Competitors in the gaming PC peripherals market. Our primary competitors in the market for gaming keyboards and mice include Logitech and Razer. Our primary competitors in the market for headset and related audio products include Logitech, Razer and Kingston through its HyperX brand. Our primary competitors in the game streaming accessories market include Logitech, following its acquisition of Blue Microphones, and AVerMedia.

Competitors in the gaming PC components market, including PC gaming memory. Our primary competitors in the market for PSUs, cooling solutions and computer cases include Cooler Master, NZXT, EVGA, Seasonic and Thermaltake. Our primary competitors in the markets for DRAM modules include G.Skill, Kingston through its HyperX brand and Micron through its Crucial division.

Competitors in the prebuilt gaming PCs market. We introduced our prebuilt PC gaming system, Corsair ONE, in 2017. Our primary competitors in the market for prebuilt gaming PCs include Dell through its Alienware brand, HP through its Omen brand, Asus and Razer.

Competition from video game consoles. PC-based games may be subject to significant competition from dedicated video game consoles, such as Microsoft’s Xbox, Sony’s PlayStation and Nintendo’s Switch, to the extent that the processing and graphics power of those consoles increase substantially. Our products are not designed for use in video game consoles. As a result, our net revenues and other operating results may suffer to the extent that consumer spending on video game consoles and related game increases, whether as a result of the introduction of new games or improved gaming consoles or for other reasons.

Competitors in new markets. We are considering a number of other new products and, to the extent we introduce products in new categories, we will likely experience substantial competition from additional companies, including large computer peripherals and consumer electronics companies with global brand recognition and significantly greater resources than ours.

Our ability to compete successfully is fundamental to our success in existing and new markets. If we do not compete effectively, demand for our products could decline, our net revenues and gross margin could decrease and we could lose market share, which could seriously harm our business, results of operations and financial condition.

Intellectual Property

We consider the Corsair brand to be among our most valuable assets and we also consider the Build It Better, Bulldog, Carbide Series, Corsair Gaming, Corsair ONE, Crystal Series, Dark Core, Darkvayne, Dominator, Elgato, Flash Padlock, Flash Voyager, Glaive, Graphite Series, Harpoon, Hydro Series, iCUE, Ironclaw, K70, Katar, Nightsword, Obsidian Series, Precision Forged, Sabre, Scimitar, Strafe, The Edge of Possibilities, Unlock Your Legend, Unplug and Play, Unplug and Play Wireless Technology, Vengeance and Void brands to be important to our business. Our future success depends to a large degree upon our ability to defend the Corsair brand and product family brands from infringement and, to a limited extent, to protect our other intellectual property. We rely on a combination of copyright, trademark, patent and other intellectual property laws and confidentiality procedures and contractual provisions such as non-disclosure terms to protect our intellectual property.

As of May 16, 2018, our patent portfolio consisted of 48 patents (including utility, invention, utility model and design patents) issued in strategic jurisdictions globally and 57 patent applications pending, consisting of eight utility patent applications in the United States, four design patent applications in the United States, four design patent applications in the European Union, ten invention patent applications in Taiwan, five utility model patent applications in Taiwan, four design patent applications in Taiwan, 15 invention patent applications in China, three utility model patent applications in China, four design patent applications in China. In addition, we have one jointly-owned design patent in the United States. Our patents expire in the United States, the European Union, Taiwan and China on various dates from 2022 through 2037.

As of May 1, 2018, our trademark portfolio consisted of 387 trademarks, for which we had 287 registrations globally including the European Union and with the World Intellectual Property Organization, or WIPO, and 100 pending applications for registrations globally including the European Union and with the WIPO. These include the registration of the Corsair name as a trademark in Argentina, Australia, Brazil, Bulgaria, Canada, China, Croatia, Ecuador, Egypt, European Union, Hong Kong, India, Israel, Japan, Malaysia, Mexico, New Zealand, Norway, Peru, Philippines, Romania, Russia, Serbia, Singapore, South Africa, South Korea, Switzerland, Taiwan, Thailand, Turkey, the United States, Uruguay and Vietnam and pending applications to register the Corsair name as a trademark in Pakistan and China.

The expansion of our business has required us to protect our trademarks, domain names, copyrights and patents and, to the extent that we expand our business into new geographic areas, we may be required to protect our trademarks, domain names, copyrights, patents and other intellectual property in an increasing number of jurisdictions, a process that is expensive and sometimes requires litigation. If we are unable to protect our trademarks, domain names, copyrights, patents and other intellectual property rights, or prevent third parties from infringing upon them, our business may be adversely affected, perhaps materially. For additional information, see “Risk Factors—Risks Related to our Business—Our future success depends to a large degree on our ability to defend the Corsair brand and product family brands such as Vengeance, iCUE and Carbide Series from infringement and, if we are unable to protect our brand and other intellectual property, our business may be seriously harmed.” Companies in the technology industry are frequently subject to litigation or disputes based on allegations of infringement or other violations of intellectual property rights. See “Risk Factors—Risks Related to our Business—We have in the past been, are currently, and may in the future be, subject to intellectual property infringement claims, which are costly to defend, could require us to pay damages or royalties and could limit our ability to use certain technologies in the future.”

Employees

As of April 30, 2018, we had a total of 832 employees, including temporary employees and dedicated sales contractors, of which 368 were in operations, 224 in marketing and sales, 91 in finance, information technology, human resources, corporate and facilities and 149 in product development. Our product development team includes employees working on product design, definition, compatibility testing and qualifications. We typically engage temporary workers and a limited number of independent contractors when necessary in connection with particular project or order, to meet seasonal increases in demand or to fill vacancy while recruiting a permanent employee. None of our employees is currently represented by a labor union or is covered by a collective bargaining agreement with respect to his or her employment. To date we have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Seasonality

We have experienced and expect to continue to experience seasonal fluctuations in sales due to the buying patterns of our customers and spending patterns of PC gamers. Our net revenue has generally been lowest in the first and second calendar quarters due to lower consumer demand following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced CPUs, GPUs and other computer hardware products, which usually take place in the second calendar quarter and which tend to drive sales in the following two quarters. Further, our net revenue tends to be higher in the third and fourth calendar quarters due to seasonal sales such as “Black Friday,” “Cyber Monday” and “Singles Day” in China as retailers tend to make purchases in advance of these sales. As a consequence of seasonality, our net revenue for the second calendar quarter is generally the lowest of the year followed by the first calendar quarter. We expect these seasonality trends to continue.

Environmental Matters

Our operations, properties and products are subject to a variety of U.S. and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and waste and remediation of releases of hazardous materials. We believe, based on current information that we are in material compliance with environmental laws and regulations applicable to us. However, our failure to comply with present and future requirements under these laws and regulations, or environmental contamination or releases of hazardous materials on our leased premises, as well as through disposal of our products, could cause us to incur substantial costs, including clean-up costs, personal injury and property damage claims, fines and penalties, costs to redesign our products or upgrade our facilities and legal costs, or require us to curtail our operations, any of which could seriously harm our business.

Facilities

As of March 31, 2018, our principal executive office is located in Fremont, California and consists of approximately 60,000 square feet of space under a lease that expires in March 2022. In addition to our headquarters, we lease a manufacturing facility and regional headquarters in Taipei, Taiwan, which consist of approximately 68,000 and 20,000 square feet of space, respectively, and have leases that expire in April 2019 and July 2020, respectively. We also lease space in San Diego, California; Ljubljana, Slovenia; Wokingham, United Kingdom; Hong Kong, China; Shenzhen, China; Ping Shan, China; Taoyuan, Taiwan; and Almere, the Netherlands. Our gaming PC peripherals segment, gaming PC components segment and gaming PC memory segment all utilize each of our leased facilities.

We lease all of our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

Below is a list of our executive officers and directors which we expect to be in place shortly prior to the consummation of this offering, and their respective ages and a brief account of the business experience of each of them as of May 31, 2018.

Name	Age	Position(s)
Executive Officers
Andrew J. Paul	61	Chief Executive Officer and Director
Nick Hawkins	57	Chief Financial Officer
Thi L. La	53	Chief Operating Officer
Bertrand Chevalier	47	Senior Vice President, Sales
Gregg A. Lakritz	57	Vice President, Corporate Controller

Non-Employee Directors
George L. Majoros, Jr.	56	Director, Chairman of the Board
Stuart A. Martin	36	Director
Anup Bagaria	46	Director
Jason G. Cahilly	48	Director
Samuel R. Szteinbaum	56	Director
Randall J. Weisenburger	59	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers and Employee Directors

Andrew J. Paul co-founded Corsair in 1994. He has served as our Chief Executive Officer and President since 1994 and we anticipate that we will appoint Mr. Paul to our board of directors prior to the consummation of this offering. Previously, Mr. Paul served as President of the Multichip Division at Cypress Semiconductor Corporation, a provider of semiconductor devices. Mr. Paul also founded Multichip Technology, Inc., a provider of high-performance memory modules and electronics in 1987, and the business was sold to Cypress Semiconductor Corporation in 1993. Prior to that, he worked as a marketing manager at Integrated Device Technology, Inc. and in several sales and marketing positions at Fairchild Semiconductor Incorporated. Mr. Paul holds a B.Sc. (Hons) in Physics from The City University, London, England. We believe that Mr. Paul is qualified to serve on our board of directors due to his deep knowledge of the business as the co-founder of Corsair and his experience in the computer components and peripherals industry.

Nick Hawkins has served as our Chief Financial Officer since January 2008. From April 2006 to December 2007, he served as the Chief Financial Officer and as a member of the board of directors for Zetex plc, a multinational manufacturer of analog semiconductor devices. From July 1995 to December 2002, he held various positions at European Colour plc, a performance coatings company publicly listed in the United Kingdom, serving as interim Chief Executive Officer and as Group Finance Director. Mr. Hawkins also served as Deputy Chairman of the board of directors of European Colour plc from January 2003 through February 2005 and previously worked for PricewaterhouseCoopers, LLP. Mr. Hawkins holds a B.S. in Chemical Engineering from Exeter University in England and is recognized as a Fellow Chartered Accountant by the Institute of Chartered Accountants in England and Wales.

Thi L. La has served as our Chief Operating Officer since August 2013. From May 2010 to August 2013 she served as our Senior Vice President and General Manager of our gaming PC component unit. Previously, from April 2008 to July 2010, Ms. La served as the Vice President of Global Operations and Information Technology at Opnext, Inc., a designer and manufacturer of optical gaming, modules and subsystems for communications uses. From 1997 to 2008 she held various positions at HP, including Director of Consumer Desktop PC, Display and Accessories for North America. Ms. La holds a B.S. in Electrical Engineering from San Jose State University.

Bertrand Chevalier has served as our Senior Vice President, Worldwide Sales since January 2014. From September 2013 to December 2013, he served as our Vice President of Marketing, from January 2012 to August 2013 he served as our Senior Director of Product Marketing, and from May 2010 to January 2012 he served as our Director of Channel Marketing. Previously, from December 1995 to May 2010, he held various positions at Hewlett Packard, Inc., including Senior Operations & Supply Chain Manager. Mr. Chevalier holds a Master of Engineering from Institut Catholique d’Arts et Métiers.

Gregg A. Lakritz has served as our Vice President, Corporate Controller since November 2017. From July 2017 until October 2017 he served as a Senior Strategic Consultant at Trimble Inc., or Trimble. From September 2011 until June 2017 he worked at Harmonic Inc., a publicly traded company which sells high-performance video software and cable access solutions, where he served initially as the Vice President and Corporate Controller from September 2011 until December 2014, and then as Chief Accounting Officer, Vice President and Corporate Controller. Previously, he also served as a Corporate Controller at Trimble, from October 2005 until September 2011. Mr. Lakritz is a Certified Public Accountant and he earned a B.A. in Accounting from the University of Wisconsin-Milwaukee and an M.B.A. from the University of Wisconsin-Madison.

Non-Employee Directors

George L. Majoros, Jr. has served as a member of our board of directors since August 2017. Mr. Majoros is currently a Co-Managing Partner of EagleTree Capital, LP, or EagleTree Capital, having first joined EagleTree Capital’s predecessor firm in 1993. He currently serves as a member of the board of trustees of Case Western Reserve University and on the board of directors of the Rock and Roll Hall of Fame and Museum. Mr. Majoros has also served on the boards of directors of numerous public and private companies over the past 25 years. Prior to joining EagleTree Capital, Mr. Majoros practiced law with Jones, Day, Reavis & Pogue, where he specialized in contested takeovers, mergers and acquisitions and corporate and securities law. Mr. Majoros received his A.B. in Economics from the University of Michigan and his J.D. from Case Western Reserve University Law School. We believe that Mr. Majoros is qualified to serve on our board of directors due to his broad leadership skills and business experience gained in a variety of industries.

Stuart A. Martin has served as a member of our board of directors since August 2017. Mr. Martin is currently a Partner at EagleTree Capital, having first joined EagleTree Capital’s predecessor firm in 2004. He has served on the boards of numerous private companies over the past 13 years. Prior to EagleTree Capital, Mr. Martin worked at UBS Los Angeles, focusing on leveraged finance, consumer products and media transactions. Mr. Martin received his B.A. in Economics from Pomona College. We believe that Mr. Martin is qualified to serve on our board of directors due to his extensive financial and strategic experience gained over many years.

Anup Bagaria is currently Co-Managing Partner at EagleTree Capital, and we anticipate that we will appoint Mr. Bagaria to our board of directors prior to the consummation of this offering. Mr. Bagaria joined EagleTree Capital’s predecessor firm in 1994 and has served on the boards of directors of numerous private companies over the past 24 years. He also served as the Chief Executive Officer of New York Media. Mr. Bagaria received his S.B. from the Massachusetts Institute of Technology. We believe that Mr. Bagaria is qualified to serve on our board of directors due to his broad leadership skills and business experience gained in a variety of industries.

Jason G. Cahilly is currently the Chief Executive Officer of Dragon Group LLC, a private investment firm, and we anticipate that we will appoint Mr. Cahilly to our board of directors prior to the consummation of this offering. Mr. Cahilly also currently serves as a member of the board of directors of Carnival Corporation & plc, a public travel and leisure company. Previously, Mr. Cahilly served as the Chief Strategic and Financial Officer of the National Basketball Association from January 2013 to June 2017, as well as a director of the board of NBA China. Prior to that, Mr. Cahilly spent 12 years at Goldman Sachs & Co. LLC, where he served as Partner, Global Co-Head of Media & Telecommunications. Mr. Cahilly earned a B.A. from Bucknell University in International Relations and a J.D. from Harvard Law School. We believe that Mr. Cahilly is qualified to serve on our board of directors due to his wealth of experience in a broad range of industries including in sports and entertainment.

Samuel R. Szteinbaum is currently the Chairman of the board of directors of Asetek, Inc., a public company that trades on the Oslo stock exchange, and we anticipate that we will appoint Mr. Szteinbaum to our board of directors prior to the consummation of this offering. Mr. Szteinbaum also serves as the Chief Executive Officer and Chairman of the board of directors for preschool provider The Wonder Years, which he founded in 1988. Previously, Mr. Szteinbaum served as a member of the board of directors of Sococo, Inc., a private software company, from 2008 until 2012. From June 1984 to November 2008, Mr. Szteinbaum held various positions at Hewlett-Packard Company, including serving as Vice President of the Consumer Products Group (Desktop and Notebook Computing) from May 2002 through October 2005, and as Vice President of and Chief Learning Officer from October 2005 to November 2008. Mr. Szteinbaum earned a B.A. in Mathematics and Economics from the University of California, Santa Cruz and an M.S. in Management from Purdue University. We believe that Mr. Szteinbaum is qualified to serve on our board of directors due to his deep experience in the technology industry.

Randall J. Weisenburger has served as a member of our board of directors since July 2018. He is currently the managing member of Mile26 Capital, LLC, a hedge fund based in Greenwich, Connecticut. He previously served as Executive Vice President and Chief Financial Officer of Omnicom Group Inc. from 1998 until September 2014. Prior to joining Omnicom, he was a founding member of Wasserstein Perella and a former member of First Boston Corporation. At Wasserstein Perella, Mr. Weisenburger specialized in private equity investing and leveraged acquisitions, and in 1993, he became President and CEO of the firm’s private equity subsidiary. His other corporate board service includes Carnival Corporation and Carnival plc, Valero Energy Corporation and Acosta Sales and Marketing. He is a member of the Board of Overseers for the Wharton School of Business at the University of Pennsylvania. Mr. Weisenburger earned a B.S. in Accounting and Finance from Virginia Polytechnic Institute and State University and an M.B.A. from The Wharton School at the University of Pennsylvania. We believe that Mr. Weisenburger is qualified to serve on our board of directors due to his experience as a senior executive of a large multi-national corporation and his extensive financial and accounting skill.

Composition of the Board of Directors

Director Independence

Prior to the consummation of this offering, we expect that our board of directors will consist of seven members. Our board of directors has determined that each of             ,             and             qualify as independent directors in accordance with Nasdaq listing requirements. Nasdaq’s independent director definition includes a series of objective tests, including that the director is not, and has not been within the last three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationship exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, we expect that our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2021.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors and, as long as EagleTree owns at least 20% of our common stock, by the directors nominated by EagleTree. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Board Composition Arrangements

Pursuant to the terms of an investor rights agreement between us and EagleTree, or the Investor Rights Agreement, EagleTree has the right, among other things, to appoint the chairman of our board of directors, as well as the right to nominate up to four directors to our board of directors as long as affiliates of EagleTree beneficially own at least 35% of our common stock, three directors as long as affiliates of EagleTree beneficially own at least 20% of our common stock and two directors as long as affiliates of EagleTree beneficially own at least 10% of our common stock. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement” contained elsewhere in this prospectus.

Role of Board in Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements and considers and approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Controlled Company Exception

After the completion of this offering, EagleTree will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under the Nasdaq rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including requirements that:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•	our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and

•	our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

Following this offering, we intend to utilize certain of these exemptions. As a result, pursuant to an investor rights agreement with EagleTree, or the Investor Rights Agreement, nominations for certain of our directors will be made by EagleTree based on its ownership of our outstanding voting stock. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement.” Accordingly, for so long as we are a “controlled company” you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Committees of the Board of Directors

The standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

Our chief executive officer and other executive officers will regularly report to the non-employee directors and the audit, compensation and nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

Audit Committee

The audit committee consists of             , who serves as the Chair,              and             . All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that              is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of             ,              and              are independent under the applicable rules of the SEC and Nasdaq.

The purpose of the audit committee is to assist the board of directors in its oversight of: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the performance of our independent auditor; and (v) the design and implementation of our internal audit function, and the performance of the internal audit function after it has been established.

Our board of directors has adopted a written charter for the audit committee that satisfies the applicable standards of the SEC and Nasdaq, which will be available on our website upon the completion of this offering.

Compensation Committee

The compensation committee consists of             , who serves as the Chair,             and             .

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (i) setting our compensation program and compensation of our executive officers, directors and key personnel, (ii) monitoring our incentive-compensation and stock-based compensation plans, (iii) succession planning for our executive officers, directors and key personnel and (iv) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors has adopted a written charter for the compensation committee that satisfies the applicable standards of the SEC and Nasdaq, which will be available on our website upon the completion of this offering.

We intend to utilize certain of the “controlled company” exceptions which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of             , who serves as the Chair,             and             .

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters.

Our board of directors has adopted a written charter for the nominating and corporate governance committee that satisfies the applicable standards of the SEC and Nasdaq, which will be available on our website upon the completion of this offering.

We intend to utilize certain of the “controlled company” exceptions which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Board Diversity

Our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in the industries in which we compete;

•	experience as a board member or executive officer of another publicly held company;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	conflicts of interest; and

•	practical and mature business judgment.

Our board of directors evaluates each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of our business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers and employees, including our principal executive officer and principal financial and accounting officer. Our Code of Ethics and Business Conduct will be available on our website upon the completion of this offering. Our Code of Ethics and Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Director Compensation

Historically, our non-employee directors have been compensated by Corsair Memory, Inc. for service on the boards of directors of us and Corsair Memory, Inc. and the advisory board of Corsair Group (Cayman), LP. All references to “we,” “us” or “our” in this Director Compensation section will refer to Corsair Memory, Inc. and Corsair Group (Cayman), LP for actions taken prior to the completion of this offering and to Corsair Gaming, Inc. for actions taken on and after the completion of this offering. Our non-employee directors who were affiliated with our principal investors did not receive any cash or equity compensation in 2017. However, Messrs. Szteinbaum and Cahilly, who are not affiliated with our principal investors, earned $37,500 and $20,658, respectively, for their board service. In addition, November, 2017, we granted each of Messrs. Szteinbaum and Cahilly an option to purchase an aggregate of 100,000 units of Corsair Group (Cayman), LP, which vest in five equal annual installments from August 28, 2017 for Mr. Szteinbaum and August 28, 2017 for Mr. Cahilly, subject to the director’s continued service through the applicable vesting date. The exercise price per unit for each option was $1.66 for half the units underlying the option and $3.32 for the remaining units underlying the option. In connection with this offering, the options held by Messrs. Szteinbaum and Cahilly will be converted into equivalent options to purchase an equivalent number of shares of Corsair Gaming, Inc.’s common stock and will be assumed by Corsair Gaming, Inc. In addition, we reimburse our non-employee directors for travel and other necessary business expenses incurred in the performance of their services for us.

We intend to approve and implement a compensation policy for our non-employee directors to be effective on the consummation of this offering.

The following table summarizes the total compensation earned during the year ended December 31, 2017 by our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	Other $	Total ($)
Samuel R. Szteinbaum	37,500	71,215	0	108,715
Jason G. Cahilly(2)	20,658	71,215	65,414	157,287
George L. Majoros, Jr.	0	0	0	0
Anup Bagaria	0	0	0	0
Stuart A. Martin	0	0	0	0

(1)	Amounts shown represent the grant date fair value of options granted during fiscal year 2017 as calculated in accordance with ASC Topic 718. See Note 14 of the financial statements included in this registration statement for the assumptions used in calculating this amount. As of December 31, 2017, each of Messrs. Szteinbaum and Cahilly held options to purchase 100,000 units of Corsair Group (Cayman), LP.
(2)	Mr. Cahilly joined the advisory board of Corsair Group (Cayman), LP in October 2017. Mr. Cahilly earned $65,414 for providing certain consulting services.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives. Our NEOs are employed with Corsair Memory, Inc. and all employee compensation matters have historically been decided by the board of directors of Corsair Memory, Inc., except for grants of equity awards, which have been made by the board of directors of Corsair Group (Cayman), LP. Following the closing of this offering, all compensation matters in respect to our NEOs will be determined by Corsair Gaming, Inc.’s board of directors or its compensation committee. All references to “we,” “us” or “our” in this Executive Compensation section refer to Corsair Memory, Inc. for actions taken in respect of cash compensation prior to the completion of this offering, Corsair Group (Cayman), LP for actions taken in respect of equity compensation prior to the completion of this offering, and to Corsair Gaming, Inc. for actions taken on and after the completion of this offering.

Our NEOs for 2017 were as follows:

•	Andrew J. Paul, Chief Executive Officer;

•	Thi L. La, Chief Operating Officer; and

•	Bertrand Chevalier, Senior Vice President, Sales.

2017 Summary Compensation Table

The following table sets forth information concerning the compensation of our NEOs for the year ended December 31, 2017.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Andrew J. Paul,	2017	625,000	7,118	1,424,300	1,220,833	10,800	3,288,051
Chief Executive Officer
Thi L. La,	2017	455,000	40,380	1,317,478	728,000	10,800	2,551,658
Chief Operating Officer
Bertrand Chevalier,	2017	325,000	32,770	1,068,225	422,500	10,800	1,859,295
Senior Vice President, Sales

(1)	Amounts shown constitute dividend equivalent payments made prior to the Acquisition Transaction. Please see the descriptions of the dividend equivalent payments in “Dividend Equivalent Payments” below.
(2)	Amounts shown represent the grant date fair value of options granted during fiscal year 2017 as calculated in accordance with ASC Topic 718. See Note 14 of the financial statements included in this registration statement for the assumptions used in calculating this amount.
(3)	Amounts shown represent the annual performance-based cash bonuses earned by our NEOs based on the achievement of certain performance objectives during 2017. These amounts were paid to the named executive officers in early 2018. Please see the descriptions of the annual performance bonuses paid to our named executive officers under “2017 Bonuses” below.
(4)	Amounts shown represent matching contributions under our 401(k) plan.

Outstanding Equity Awards at 2017 Fiscal Year End

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2017. In connection with this offering, the options to purchase Corsair Group (Cayman), LP units held by our NEOs will be converted into equivalent options to purchase Corsair Gaming, Inc. common stock and will be assumed by Corsair Gaming, Inc.

		Option Awards
Name	Vesting Commencement Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Andrew J. Paul	8/28/2017	0	1,000,000	1.66	11/13/2027
	8/28/2017	0	1,000,000	3.32	11/13/2027
Thi L. La	8/28/2017	0	925,000	1.66	11/13/2027
	8/28/2017	0	925,000	3.32	11/13/2027
Bertrand Chevalier	8/28/2017	0	750,000	1.66	11/13/2027
	8/28/2017	0	750,000	3.32	11/13/2027

(1)	Each option vests and becomes exercisable in substantially equal installments on each of the first five anniversaries of the vesting commencement date subject to the holder continuing to provide services to us through the applicable vesting date.

Narrative to Summary Compensation Table

2017 Salaries

We pay each of our NEOs a base salary to compensate him or her for services rendered to our company. The base salary established by our board of directors for each NEO is intended to provide a fixed component of compensation reflective of the NEO’s skill set, experience, role and responsibilities. For fiscal year 2017, Mr. Paul’s annual base salary was $625,000, Ms. La’s annual base salary was $455,000 and Mr. Chevalier’s annual base salary was $325,000.

2017 Bonuses

We maintain an annual performance-based cash bonus program in which each of our NEOs participated in 2017. Each NEO’s target bonus is expressed as a percentage of his or her annual base salary which can be achieved by meeting company and individual goals at target level. The 2017 annual bonuses for Messrs. Paul and Chevalier and Ms. La were targeted at 100%, 65% and 80% of their respective base salaries. Our board of directors has historically reviewed these target percentages to ensure they are adequate, but does not follow a formula. Instead, our board of directors set these rates based on each NEO’s experience in his or her role with us and the level of responsibility held by the NEO, which we believe directly correlates to the NEO’s ability to influence corporate results.

For determining performance bonus amounts, our board of directors set certain corporate performance goals after receiving input from our Chief Executive Officer, where two-thirds of the bonus amount was determined based on the achievement of certain EBITDA goals and one-third of the bonus amount was determined based on the achievement certain individual goals. Following its review and determinations of corporate and individual performance for 2017, our board of directors determined an achievement level of 195% for Mr. Paul and 200% for Ms. La and Mr. Chevalier. The actual amount of the 2017 annual bonus paid to each NEO for 2017 performance is set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

Dividend Equivalent Payments

In 2014, the Predecessor’s board of directors declared a dividend of $62.1 million, or the Dividend. The board of directors of the Predecessor awarded dividend equivalent payments to our NEOs in an amount calculated by multiplying the per share amount of the Dividend times the number of shares of the Predecessor’s common stock underlying options held by the NEO, payable on the same schedule as the option vesting to which the dividend equivalent payment related. During 2017, we made dividend equivalent payments to Messrs. Paul and Chevalier and Ms. La in the amount of $7,118, $32,770 and $40,380, respectively, based on the Predecessor options held by them.

Stock-Based Compensation

In November 2017, we granted to each of Messrs. Paul and Chevalier and Ms. La an option to purchase an aggregate of 2,000,000, 1,500,000 and 1,850,000 units, respectively. Each option vests and becomes exercisable in substantially equal installments on each of the first five anniversaries of August 28, 2017, subject to the NEO’s continued service through the applicable vesting date. The exercise price per unit for each option was $1.66 for half the units underlying the option and $3.32 for the remaining units underlying the option. In connection with this offering, the options to purchase Corsair Group (Cayman), LP units held by the NEOs will be converted into equivalent options to purchase Corsair Gaming, Inc. common stock and will be assumed by Corsair Gaming, Inc.

We intend to adopt a 2018 Equity Incentive Plan, referred to below as the 2018 Plan, in order to facilitate the grant of equity incentives to directors, employees (including our NEOs) and consultants of our company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2018 Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders. For additional information about the 2018 Plan, please see the section titled “Equity Incentive Plans” below.

Retirement Savings and Health and Welfare Benefits

We currently maintain a 401(k) retirement savings plan, or 401(k) plan, for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We match 100% of the first 3% of a participant’s annual eligible contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies. Following the consummation of this offering, we anticipate that our employees will continue to be eligible to participate in the 401(k) plan. The actual amount of the matching contributions awarded to each NEO in 2017 are set forth above in the Summary Compensation Table in the column titled “All Other Compensation.”

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans.

Perquisites and Other Personal Benefits

We determine perquisites on a case-by-case basis and will provide a perquisite to an NEO when we believe it is necessary to attract or retain the NEO. In 2017, we did not provide any perquisites or personal benefits to our NEOs not otherwise made available to our other employees.

Executive Compensation Arrangements

On July 1, 2010, we entered into a severance agreement with Mr. Paul. His severance agreement provides him with severance in the event we terminate his employment with us without Cause (as defined below) or he resigns for Good Reason (as defined below), in each case, within 18 months following a Change in Control (as defined below). The Acquisition Transaction constituted a Change in Control for purposes of Mr. Paul’s severance agreement. The severance provided under the severance agreement includes (a) a lump sum cash payment equal to two times the sum of his base salary plus his target annual bonus amount, (b) continued healthcare coverage under our medical plan for up to two years, and (c) full acceleration of the vesting of all of his outstanding equity awards. Mr. Paul must timely execute, and not revoke, a general release of all claims against us and our affiliates to receive the severance payments described above. In addition, if Mr. Paul materially breaches certain restrictive covenant agreements he will forfeit his severance benefits.

For purposes of Mr. Paul’s severance arrangement, “Cause” is defined as (i) the continued failure of Mr. Paul to perform the material duties, responsibilities and obligations of Mr. Paul’s position with us after written notice from us identifying the performance deficiencies and a reasonable cure period of at least 30 days, (ii) the commission of any act of fraud, embezzlement or dishonesty by Mr. Paul or Mr. Paul’s commission of a felony which is materially damaging to us or our reputation, (iii) any intentional use or intentional disclosure by Mr. Paul of our confidential information or trade secrets which is materially damaging to us or our reputation, (iv) any other intentional misconduct by Mr. Paul which is materially damaging to us or our reputation, (v) Mr. Paul’s failure to cure any breach of Mr. Paul’s obligations under his severance arrangement or Mr. Paul’s confidentiality agreement after written notice of such breach from us and a reasonable cure period of at least 30 days or (vi) Mr. Paul’s material breach of any of Mr. Paul’s fiduciary duties as an officer of our company. “Change in Control” means (i) a merger, consolidation or reorganization approved by our stockholders, unless securities representing more than 50% of the total combined voting power of the outstanding voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned our outstanding voting securities immediately prior to such transaction; (ii) the sale, transfer or other disposition of all or substantially all of our assets to any person, entity or group of persons acting in concert other than a sale, transfer or disposition to an entity, at least 50% of the combined voting power of the voting securities of which is owned by us or by our stockholders in substantially the same proportion as their ownership of our company immediately prior to such sale; or (iii) the acquisition by any person or related group of persons of beneficial ownership of securities of our company possessing (or convertible into or exercisable for such securities possessing) more than 50% of the total combined voting power of our outstanding voting securities (measured immediately after such acquisition) effected through a direct purchase of those securities from one or more of our stockholders. Finally, “Good Reason” means, without Mr. Paul’s express written consent, (i) a material reduction in Mr. Paul’s authority, duties or responsibilities; (ii) a material reduction by us of Mr. Paul’s base compensation; (iii) a material relocation of Mr. Paul’s principal place of service (with the relocation to a facility or a location more than 50 miles from his current location deemed to be material for such purpose); or (iv) our failure to obtain the assumption of Mr. Paul’s severance arrangement by any successors, provided that none of the events specified above shall constitute Good Reason unless (A) Mr. Paul provides written notice of the occurrence of the event constituting Good Reason within 90 days after the occurrence of such event; and (B) we fail to cure such event within 30 days after receipt of such written notice. If we fail to cure the event, Mr. Paul’s termination shall be effective at the end of the 30-day cure period.

Equity Compensation Plans

The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering and the 2017 Equity Incentive Program, referred to as the 2017 Program, under which we have previously made periodic grants of options to our named executive officers, non-employee directors and other key employees. We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2018 Plan, the 2017 Program and the 2018 Employee Stock Purchase Plan, or ESPP.

2018 Equity Incentive Plan

We intend to adopt the 2018 Plan, which will be effective on the day prior to the first public trading date of our common stock. The principal purpose of the 2018 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2018 Plan, as it is currently contemplated, are summarized below.

Share Reserve. Under the 2018 Plan,              shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2018 Plan will be increased by an annual increase on the first day of each fiscal year beginning in 2019 and ending in 2028, equal to the lesser of (A)     % of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than              shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2018 Plan:

•	to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award (including an award under the 2017 Program) at such time will be available for future grants under the 2018 Plan;

•	to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2018 Plan or 2017 Program, such tendered or withheld shares will be available for future grants under the 2018 Plan;

•	to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2018 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting under the 2018 Plan or the 2017 Program so that shares are returned to us, such shares will be available for future grants under the 2018 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards (including awards under the 2017 Program) will not be counted against the shares available for issuance under the 2018 Plan; and

•	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2018 Plan.

Administration. The compensation committee of our board of directors is expected to administer the 2018 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2018 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2018 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2018 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2018 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2018 Plan. The full board of directors will administer the 2018 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2018 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2018 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•	Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2018 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•	Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•	Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2018 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2018 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•	Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

•	Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2018 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2018 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2018 Plan or any awards under the 2018 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2018 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2018 Plan.

Amendment and Termination. The administrator may terminate, amend or modify the 2018 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No incentive stock options may be granted pursuant to the 2018 Plan after the tenth anniversary of the effective date of the 2018 Plan, and no additional annual share increases to the 2018 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2018 Plan will remain in force according to the terms of the 2018 Plan and the applicable award agreement.

2017 Equity Incentive Program

On November 13, 2017, the general partner of Corsair Group (Cayman), LP adopted the 2017 Program. In connection with this offering, the 2017 Program will be assumed by Corsair Gaming, Inc. and all outstanding equity awards under 2017 the Program will be converted into equivalent awards in respect of our common stock. Following this offering, and in connection with the effectiveness of our 2018 Plan, no further awards will be granted under the 2017 Program. However, all outstanding awards under the 2017 Program will continue to be governed by their existing terms under the 2017 Program. Upon the circumstances set forth under the description of our 2018 Plan, shares subject to outstanding awards under the 2017 Program will be added to the share reserve of the 2018 Plan.

Administration. The general partner of Corsair Group (Cayman), LP administered the 2017 Program; however, the general partner could delegate the administration of the 2017 Program to the CEO, the advisory board of Corsair Group (Cayman), LP or one or more committees. Subject to the terms and conditions of the 2017 Program, the administrator has the power to determine the terms of awards, including the recipients, timing, award agreement and amounts of such awards. Following this offering, the compensation committee of our board of directors is expected to administer the 2017 Program unless our board of directors assumes authority for its administration.

Units Available for Award. The maximum number of units which may be issued or transferred under the 2017 Program is 16,666,667. Such amount is reduced by the aggregate of all units previously issued (and not forfeited and canceled) pursuant to the 2017 Program. In addition, unit awards that expire, are forfeited, are terminated without the issuance of units or are settled for cash may be used for new awards under the 2018 Plan.

Eligibility. Employees, officers, non-employee directors, independent contractors, and consultants are eligible to participate in the 2017 Program.

Types of Award. The 2017 Program provides for the grant of options. Such options are not intended to be “incentive stock options” within the meaning of Section 422 of the Code.

Options. The exercise price of options granted under the 2017 Program must generally be equal to at least the fair market value of a unit on the date of grant. The term of an option may not exceed 10 years. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, the actual or constructive transfer of units having a value at the time of exercise equal to the total exercise price owed for at least six months or by a combination of such methods or other form of payment acceptable to the administrator. Subject to the provisions of the 2017 Program, the administrator determines the remaining terms of the options. Following this offering, and in connection with the effectiveness of our 2018 Plan, no further options will be granted under the 2017 Program. However, all outstanding options will continue to be governed by their existing terms under the 2017 Program.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2017 Program generally does not allow for the transfer of awards and a recipient may only exercise such an award during his or her lifetime.

Corporate Transaction. The 2017 Program provides that in the event of certain significant corporate transactions, which lead to changes in the capitalization of the Company or the shares of stock issued by the Company, including without limitation by reason of a recapitalization, merger, spin-off, split-off, split-up, consolidation, combination or exchange of units, reorganization, liquidation or acquisition by any person or company of more than 50% of the total interests of our then-outstanding equity, each outstanding award will be treated as the administrator determines. Such determination may provide that such awards will be (i) assumed by the surviving corporation or its parent, (ii) substituted by the surviving corporation or its parent for a new award, (iii) canceled in exchange for a payment equal to an amount in cash or other property with a value equal to the amount that could have been obtained upon the exercise of such award, or if such award is “underwater” canceled for no consideration, if any, (iv) canceled in exchange for a replacement award or (v) accelerated prior to the consummation of the corporate transaction and cancelled for no consideration if not exercised.

Drag-Along Rights. Unit awards granted under the 2017 Program will be subject to recoupment in accordance with the provisions of the 2017 Program and pursuant to applicable law and listing requirements.

2018 Employee Stock Purchase Plan

We intend to adopt and ask our stockholders to approve the ESPP, which will be effective upon the day prior to the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)              shares of common stock and (b) an annual increase on the first day of each year beginning in 2019 and ending in 2028, equal to the lesser of (i) 1% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than              shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of 15% of their compensation. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 30,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2015 in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Investor Rights Agreement

In connection with this offering, we intend to enter into the Investor Rights Agreement. The Investor Rights Agreement will grant EagleTree the right to appoint the chairman of our board of directors. EagleTree will also be able to nominate four directors to our board of directors as long as affiliates of EagleTree beneficially own at least 35% of our common stock, three directors as long as affiliates of EagleTree beneficially own at least 20% of our common stock and two directors as long as affiliates of EagleTree beneficially own at least 10% of our common stock. Furthermore, as long as affiliates of EagleTree beneficially own at least 20% of our common stock, a change to the size of our board of directors requires approval by the EagleTree director designees. In addition, in the event a vacancy on the board of directors is created by the resignation of an EagleTree director designee, a majority of the remaining EagleTree director designees shall have the right to have the vacancy filled by a new EagleTree director-designee. If there are no EagleTree director designees on our board of directors, the vacancy will be filled by a nominee designated by EagleTree. As long as affiliates of EagleTree beneficially own at least 50% of our common stock, directors may be removed with our without cause upon a majority vote of our stockholders. When affiliates of EagleTree cease to beneficially own at least 50% of our common stock, directors may only be removed for cause and only by affirmative vote of 66 2/3% of stockholders. Pursuant to the Investor Rights Agreement, as long as affiliates of EagleTree beneficially own at least 20% of our common stock, EagleTree director designees will serve on our compensation committee and nominating and corporate governance committee, subject to applicable Nasdaq rules.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws will permit, for as long as affiliates of EagleTree maintain beneficial ownership of at least 50% of our outstanding common stock, stockholder action by written consent, special meetings to be called by a majority of stockholders and amendments to our amended and restated certificate of incorporation and bylaws to be approved by a majority of our stockholders.

The Investor Rights Agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Registration Rights Agreement

We also intend to enter into a registration rights agreement with EagleTree, or the Registration Rights Agreement, and with other persons who may become party thereto. Subject to certain conditions, the Registration Rights Agreement provides certain affiliates of EagleTree with                  “demand” registrations per year. In addition, EagleTree may demand that we file a shelf registration statement to register its shares. Under the Registration Rights Agreement, all holders of registrable securities party thereto are provided with customary unlimited “piggyback” registration rights following an initial public offering, with certain exceptions. The Registration Rights Agreement also provides that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

The Registration Rights Agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

EagleTree Credit Facilities Holdings

Affiliates of EagleTree hold $4.0 million of the outstanding principal amount of the Second Lien Term Loan. Andrew J. Paul, our Chief Executive Officer, holds $4.0 million of the outstanding principal of the Second Lien Term Loan. We expect to use a portion of the net proceeds from this offering to repay outstanding indebtedness under our Second Lien Term Loan. As a result, approximately $             of the proceeds of this offering will be paid to each of EagleTree and Mr. Paul.

Director and Executive Officer Compensation

Please see “Director Compensation” and “Executive Compensation” for information regarding compensation of directors and executive officers.

Severance Agreements

We have entered into a severance agreement with Mr. Paul. For more information regarding this agreement, see “Executive Compensation—Summary Compensation Table.”

The severance agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements will require us to, among other things, indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws.

Policies and Procedures for Related Party Transactions

Our board of directors will adopt upon consummation of this offering a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had, has or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

As provided by our audit committee charter to be effective upon consummation of this offering, our audit committee will be responsible for reviewing and approving in advance the related party transactions covered by our related transaction policies and procedures. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table contains information about the beneficial ownership of our common stock as of May 31, 2018, (i) immediately prior to the consummation of this offering and after the Reorganization and (ii) as adjusted to the sale of shares of our common stock offered by this prospectus by:

•	each person, or group of persons, known to us who beneficially owns more than 5% of our capital stock;

•	each named executive officer;

•	each of our directors; and

•	all directors and executive officers as a group.

The number of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power prior to this offering is based on an assumed 150,000,000 shares of common stock outstanding on May 31, 2018 after giving effect to a one-for-one conversion of EagleTree limited partnership units into shares of our common stock. The number of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power after this offering is based on                shares of common stock outstanding on May 31, 2018 and the number of shares to be issued and outstanding prior to this offering after giving effect to the Reorganization.

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to restrictions, options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2018 are deemed outstanding. Such shares are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Corsair Gaming, Inc., 47100 Bayside Pkwy, Fremont, CA 94538.

	Beneficial Ownership Prior to this Offering and After the Reorganization				Beneficial Ownership After this Offering and Reorganization
Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days(1)	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders:
Corsair Group (Cayman), LP(2)	142,158,670	—	142,158,670	94.8%

Named Executive Officers and Directors:
Andrew J. Paul	6,038,760	—	6,038,760	4.0%
Thi L. La	437,810	—	437,810	*
Bertrand Chevalier	211,357	—	211,357	*
George L. Majoros, Jr.(2)	142,158,670	—	142,158,670	94.8%
Anup Bagaria(2)	142,158,670	—	142,158,670	94.8%
Stuart A. Martin(2)	—	—	—	—
Jason G. Cahilly(3)	—	—	—	—
Samuel R. Szteinbaum	262,686	—	262,686	*
Randall J. Weisenburger	—	—	—	—

All directors and executive officers as a group (11 persons)	149,547,093	—	149,547,093	99.7%			%

*	Represents beneficial ownership of less than one percent (1%).
(1)	There are no currently exercisable equity grants.
(2)	Consists of 142,158,670 shares of common stock held by Corsair Group (Cayman), LP, or EagleTree. EagleTree-Carbide (GP), LLC, or EagleTree GP, is the sole general partner of EagleTree; EagleTree Partners IV (GP), LP, or EagleTree Partners IV, is the manager of EagleTree GP, and EagleTree Partners IV Ultimate GP, LLC, or EagleTree Ultimate, is the sole general partner of EagleTree Partners IV. Messrs. Bagaria and Majoros are the co-managing members of EagleTree Ultimate. Each of EagleTree GP, EagleTree Partners IV, EagleTree Ultimate and Messrs. Bagaria and Majoros may be deemed to be the beneficial owner of the shares of common stock beneficially owned by EagleTree, but each disclaims beneficial ownership of such shares. The address for EagleTree, EagleTree GP, EagleTree Partners IV and EagleTree Ultimate is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104. The address for Messrs. Bagaria and Majoros is c/o EagleTree Capital, LP, 1185 Avenue of the Americas, 39th Floor, New York, NY 10036. Messrs. Bagaria, Majoros and Martin are employees of EagleTree Capital, LP, which provides advisory services to affiliates of EagleTree.
(3)	Mr. Cahilly owns indirect limited partner equity interests in EagleTree and has a right to acquire additional limited partner equity interests in EagleTree representing, in the aggregate, less than 1% of the limited partner equity interests of EagleTree.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock, our amended and restated certificate of incorporation and our amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Delaware General Corporation Law, or the DGCL. Upon the consummation of this offering and following the Reorganization, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. As of March 31, 2018, there were outstanding 150,000,000 shares of common stock, on an as-converted basis, held of record by seven stockholders. In addition, 14,570,000 shares of our common stock were issuable upon exercise of outstanding options granted under the 2017 Program. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

We, our executive officers, directors and holders of substantially all of our outstanding securities will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. Goldman Sachs & Co. LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of this offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock, including convertible preferred stock. Unless required by law, the authorized shares of preferred stock will be available for issuance without further action by stockholders. Our board of directors will be able to determine, with respect to any series of preferred stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of Corsair Gaming, Inc.;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of Corsair Gaming, Inc. or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions,

our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our existing credit facilities and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Description of Certain Indebtedness.” In addition, because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends.

Annual Stockholder Meetings

Our amended and restated bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law.

Certain provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the consummation of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We will opt out of Section 203 of the DGCL in our amended and restated certificate of incorporation, which prevents stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations involving us unless certain conditions are satisfied. However, our amended and restated certificate of incorporation will include similar provisions that we may not engage in certain business combinations with interested stockholders for a period of three years following the time that the stockholder became an interested stockholder, subject to certain conditions. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Pursuant to the terms of our amended and restated certificate of incorporation, EagleTree, its affiliates and any of their respective direct or indirect transferees will not be considered an interested stockholder for purposes of this provision.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock pursuant to our amended and restated certificate of incorporation will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our Company.

Special Stockholder Meetings

Our amended and restated bylaws will provide that a special meeting of stockholders may be called at any time by or at the direction of the board of directors or the Chairman of our Board of Directors; provided, however, that the holders of a majority of the shares of common stock are permitted to call special meetings of our stockholders for so long EagleTree and its affiliates hold, in the aggregate, at least 50% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.

Requirements For Advance Notification Of Stockholder Nominations And Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These notice requirements will not apply to EagleTree and its affiliates for as long as the Investor Rights Agreement is in effect.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that the stockholders may act by written consent without a meeting; provided, however, that when EagleTree and its affiliates hold, in the aggregate, less than 50% of our outstanding common stock, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of our stockholders.

Classified Board; Election and Removal of Directors; Filling Vacancies

Effective upon consummation of this offering, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed with or without cause upon the affirmative vote of a majority of our outstanding common stock; provided, however, at any time when EagleTree and its affiliates beneficially own, in the aggregate, less than 50% of our outstanding common stock, directors may only be removed for cause and only by the affirmative vote of holders of at least 66-2/3% of our out outstanding common stock. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to EagleTree under the Investor Rights Agreement, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, at any time when EagleTree and its affiliates beneficially own, in the aggregate, less than 50% of our outstanding common stock, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to EagleTree under the Investor Rights Agreement, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring on the Board of Directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders). So long as EagleTree and its affiliates beneficially own, in the aggregate, at least 20% of our outstanding common stock, our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Board will not increase or decrease the size of our Board of Directors without the affirmative vote or consent of the EagleTree directors. The Investor Rights Agreement and our amended and restated certificate of incorporation and amended and restated bylaws will also provide that any vacancy resulting from the resignation, death, disability or removal of an EagleTree director can only be filled by the affirmative vote or consent of the EagleTree directors or, if no so such directors then remain on the Board, EagleTree.

For more information on the classified board, see “Management—Composition of the Board of Directors.” This system of electing and removing directors and filling vacancies may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Although our amended and restated certificate of incorporation and amended and restated bylaws contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Amendment of Charter Provisions

Our amended and restated certificate of incorporation will provide that so long as EagleTree and its affiliates own, in the aggregate, at least 50% of our outstanding common stock, any amendment, alteration, change, addition, rescission or repeal of our amended and restated certificate of incorporation will require the affirmative vote of a majority of our outstanding common stock. At any time when EagleTree and its affiliates beneficially own, in the aggregate, less than 50% of our outstanding common stock, our amended and restated certificate of incorporation will require the affirmative vote by the holders of at least two-thirds of our outstanding common stock in order to amend certain provisions of our certificate of incorporation or bylaws, including those provisions changing the size of the board of directors, the removal of certain directors, the availability of action by written consent of the stockholders or the restriction on business combinations with interest stockholders, among others.

The provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunity

Under Delaware law, officers and directors generally have an obligation to present to the company they serve business opportunities which the company is financially able to undertake and which falls within the company’s business line and are of practical advantage to the company, or in which the company has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the company has an actual or expectant interest, the officer is generally not obligated to present it to the company. Potential conflicts of interest may arise when officers and directors learn of business opportunities that would be of material advantage to a company and to one or more other entities of which they serve as officers, directors or other fiduciaries.

Section 122(17) of the DGCL permits a company to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a company in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain officers and directors will not be obligated to present any such business opportunities to the company. Under the provisions of our amended and restated certificate of incorporation, none of EagleTree or any of its respective portfolio companies, funds or other affiliates, or any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. In addition, our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of EagleTree will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual was presented with a corporate opportunity, other than specifically in their capacity as one of our officers or directors, and ultimately directs such corporate opportunity to EagleTree instead of us or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to EagleTree. For instance, a director of our company who also serves as a director, officer, partner, member, manager or employee of EagleTree, or any of its respective portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. As of the date of this prospectus, this provision of our amended and restated certificate of incorporation will relate only to the EagleTree director designees. We expect that our board of directors will initially consist of seven directors, three of whom will initially be EagleTree director designees. These potential conflicts of interest could seriously harm our business if attractive corporate opportunities are allocated by EagleTree to itself or its respective portfolio companies, funds or other affiliates instead of to us.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that, to the fullest extent permitted by the DGCL, eliminates the personal liability of directors to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Further, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Listing

We plan to apply to have our common stock approved for listing on Nasdaq under the symbol “CRSR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 .

DESCRIPTION OF CERTAIN INDEBTEDNESS

First Lien Credit and Guaranty Agreement

On August 28, 2017, we entered into the First Lien, which is a syndicated loan with various lenders, in connection with the Acquisition Transaction. The First Lien provided us the $235 million First Lien Term Loan and the $50 million Revolver. Loans under the First Lien initially carried interest, at our election, at a rate equal to (a) the greatest of (i) the prime rate, (ii) the sum of the Federal Funds Effective Rate plus 0.5%, (iii) one month LIBOR plus 1.0% and (iv) 2.0%, plus a margin of 3.5%, or (b) the greater of (i) LIBOR and (ii) 1.0%, plus a margin of 4.5%. The First Lien Term Loan matures August 28, 2024; the Revolver matures August 28, 2022. We may prepay the Revolver and the First Lien Term Loan at any time without premium or penalty, other than (i) customary LIBOR breakage and (ii) with respect to prepayments of the First Lien Term Loan prior to February 28, 2018, in connection with repricing events specified in the First Lien.

In October 2017, we entered into Amendment No. 1 to the First Lien, or the First Lien First Amendment, as a result of which the First Lien Term Loan was increased by $10 million and the applicable interest rate margins for loans under the First Lien were increased by 0.25%.

In March 2018, we entered into Amendment No. 2 to the First Lien, or the First Lien Second Amendment, to increase the First Lien Term Loan by $85 million.

In April 2018, we entered into Amendment No. 3 to the First Lien to extend the time frame within which to deliver 2017 annual financial statements.

As of December 31, 2017 and March 31, 2018, the outstanding principal amount of the First Lien Term Loan was $244.4 million and $328.8 million, respectively. We repaid the principal amount of $0.6 million under First Lien Term Loan in December 2017 and in March 2018. All borrowings under the Revolver were repaid and there was no outstanding balance under the Revolver as of both December 31, 2017 and March 31, 2018.

Second Lien Credit and Guaranty Agreement

On August 28, 2017, we entered into the Second Lien Term Loan with certain lenders. The Second Lien Term Loan provided a $65 million term loan for the same purposes as the First Lien Term Loan. The Second Lien Term Loan initially carried interest, at our election, at a rate equal to (a) the greatest of (i) the prime rate, (ii) the sum of the Federal Funds Effective Rate plus 0.5%, (iii) one month LIBOR plus 1.0% and (iv) 2.0%, plus a margin of 7.25%, or (b) the greater of (i) LIBOR and (ii) 1.0%, plus a margin of 8.25%. The Second Lien Term Loan matures August 28, 2025. Prepayment of the Second Lien Term Loan on or prior to August 28, 2018 will carry a 2% prepayment premium, and after such date but on or prior to August 28, 2019 a 1% prepayment premium.

In October 2017, we entered into Amendment No. 1 to the Second Lien Term Loan, which increased the applicable interest rate margins by 0.25%. Simultaneously, we prepaid $15.0 million of the Second Lien Term Loan, which prepayment was funded with the $10.0 million of proceeds from the First Lien First Amendment and $5.0 million borrowed under the Revolver.

In April 2018, we entered into Amendment No. 2 to the Second Lien Term Loan to extend the time frame within which to deliver 2017 annual financial statements.

As of both December 31, 2017 and March 31, 2018, the outstanding principal amount of the Second Lien Term Loan was $50 million. We repaid the principal amount of $15 million under Second Lien Term Loan in October 2017.

Our obligations under the First Lien and Second Lien Term Loan are secured by substantially all of our personal property assets and those of our material subsidiaries, including intellectual property and equity interests in subsidiaries. The First Lien and Second Lien Term Loans include customary restrictive covenants that impose operating and financial restrictions on us and our subsidiaries, including restrictions on their ability to take actions that could be in the our best interests. These restrictive covenants include operating covenants restricting, among other things, the ability to incur additional indebtedness, effect certain acquisitions or make other fundamental changes. As of March 31, 2018, we were in compliance with all the covenants of the First Lien and Second Lien Term Loan.

In addition, the First Lien and Second Lien Term Loan contain events of default that include, among others, non-payment of principal, interest or fees, breach of covenants, inaccuracy of representations and warranties, cross defaults to certain other indebtedness, bankruptcy and insolvency events, material judgments and events constituting a change of control. Upon the occurrence and during the continuance of a payment or bankruptcy event of default, interest on the obligations may accrue at an increased rate and the lenders may accelerate our obligations under the First Lien and Second Lien Term Loan, except that such acceleration is automatic in the case of bankruptcy and insolvency events of default.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices prevailing from time to time. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to This Offering—Future sales of our common stock in the public market could cause our stock price to fall.”

Upon completion of this offering, we will have a total of                 shares of our common stock outstanding. Of the outstanding shares, the shares sold or issued in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding                 shares of common stock held by our existing stockholders and certain of our directors and officers, after this offering will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 under the Securities Act, which we summarize below.

Lock-Up Agreements

There are approximately                 shares of common stock (including options) held by executive officers, directors and our existing stockholders, who are subject to lock-up agreements for a period of 180 days after the date of this prospectus, under which they have agreed not to sell or otherwise dispose of their shares of common stock, subject to certain exceptions. Goldman Sachs & Co. LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to any such lock-up agreements. See “Underwriting.”

Prior to the consummation of this offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting,” within any three-month period beginning 180 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which equals approximately                 shares immediately after this offering, or the average reported weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The sale of these shares, or the perception that sales will be made, may adversely affect the price of our common stock after this offering because a large number of shares would be, or would be perceived to be, available for sale in the public market.

Following this offering, a person who is not deemed to be or have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, may sell such shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell such shares without restriction.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144.

Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up agreement described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Based on the number of shares outstanding as of May 30, 2018 and after giving effect to the Reorganization, after the consummation of this offering, the holders of approximately                million shares of our common stock, or their transferees, will, subject to any lock-up agreements they have entered into, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, see “Certain Relationships and Related Party Transactions—Registration Rights.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and the shares of stock subject to issuance under the 2018 Plan and the ESPP. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner or beneficial owner in the partnership or other pass-through entity will depend on the status of the partner or beneficial owner, the activities of the partnership or other pass-through entity and certain determinations made at the level of the partner or beneficial owner. Accordingly, partnerships and other pass-through entities holding our common stock and the partners or beneficial owners in such partnerships or other pass-through entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement, to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We have entered into an underwriting agreement with Goldman Sachs & Co. LLC as representative of the several underwriters, each of which has severally agreed to purchase the number of shares indicated in the following table:

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Barclays Capital Inc. Credit Suisse Securities (USA) LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional            shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase            additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application will be made to quote the common stock on The Nasdaq Global Market under the symbol “CRSR”.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State, or Relative Member State, of the European Economic Area which has implemented the Prospectus Directive an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

To any legal entity which is a qualified investor as defined in the Prospectus Directive;

To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any Brazilian placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

Latham & Watkins LLP, Menlo Park, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the common stock being offered by this prospectus. The underwriters have been represented by Cooley LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of Corsair Components (Cayman) Ltd. and subsidiaries (Predecessor) as of December 31, 2016 and the years ended December 31, 2015 and December 31, 2016 and for the period from January 1, 2017 to August 27, 2017, the combined consolidated financial statements of Corsair Gaming, Inc. and subsidiaries (Successor) as of December 31, 2017 and for the period from August 28, 2017 to December 31, 2017, have been included herein and in the registration statement in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and our common stock, we refer you to the registration statement, including its exhibits and the financial statements, notes and schedules filed as a part of that registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement and its exhibits and schedules at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You also may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as Corsair Gaming, Inc., that file electronically with the SEC.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.corsair.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC.

AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF

CORSAIR COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Corsair Gaming, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Corsair Components (Cayman) Ltd. and subsidiaries (the Company) (Predecessor) as of December 31, 2016, the related consolidated statements of operations, comprehensive income, convertible preferred stock and stockholders’ deficit, and cash flows for the years ended December 31, 2015 and 2016 and for the period from January 1, 2017 to August 27, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the years ended December 31, 2015 and 2016 and the period from January 1, 2017 to August 27, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2007

San Francisco, California

June 15, 2018

When the transactions referred to in notes 1(a) and 1(b) to the notes to the combined consolidated financial statements have been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

San Francisco, California

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Corsair Gaming, Inc.:

Opinion on Combined Consolidated Financial Statements

We have audited the accompanying combined consolidated balance sheet of Corsair Gaming, Inc. and subsidiaries (the Company) (Successor) as of December 31, 2017, the related combined consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for the period from August 28, 2017 to December 31, 2017, and the related notes (collectively, the combined consolidated financial statements). In our opinion, the combined consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the period from August 28, 2017 to December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the combined consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2007

San Francisco, California

June 15, 2018, except as to notes 1(a) and 1(b), which are as of

                , 2018

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS

OF CORSAIR COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Balance Sheets

(In thousands, except share and per share amounts)

	Predecessor	Successor
	December 31, 2016	December 31, 2017	March 31, 2018
			(Unaudited)
Assets
Current assets:
Cash	$47,921	$16,474	$12,567
Restricted cash	1,093	2,556	2,064
Accounts receivable, net	81,641	119,771	114,821
Inventories	93,302	113,493	100,447
Income tax receivable	245	437	559
Prepaid expenses and other current assets	6,214	5,739	7,137

Total current assets	230,416	258,470	237,595
Property and equipment, net	5,426	9,064	9,791
Goodwill	—	198,970	199,009
Intangible assets, net	19	259,363	251,977
Other assets	2,359	4,897	5,416

TOTAL ASSETS	$238,220	$730,764	$703,788

Liabilities, Convertible Preferred Stock and Equity
Current liabilities:
Accounts payable	$107,310	$121,491	$102,167
Related party payable	5,951	4,437	2,449
Current portion of debt, net	4,271	548	907
Income tax payable	4,775	4,818	5,042
Other liabilities and accrued expenses	16,494	22,437	16,334

Total current liabilities	138,801	153,731	126,899
Debt, net including related party balance of $7,571 and $7,589 as of December 31, 2017 and March 31, 2018 (unaudited)	66,688	283,735	366,013
Deferred tax liabilities	—	42,002	40,096
Other liabilities, noncurrent	331	401	396

TOTAL LIABILITIES	205,820	479,869	533,404

Commitments and Contingencies (Note 9)
Convertible preferred stock (Predecessor), $0.0001 par value; 13,008,433 shares authorized, issued and outstanding as of December 31, 2016; aggregate liquidation preference of $72,847 as of December 31, 2016	69,231	—	—
Stockholders’ Equity (Deficit):
Common stock (Predecessor), $0.0001 par value: 200,000,000 shares authorized as of December 31, 2016; 22,243,872 shares issued and outstanding as of December 31, 2016	1	—	—
Common stock (Successor), $0.0001 par value: 300,000,000 shares authorized and 150,000,000 shares issued and outstanding as of December 31, 2017 and March 31, 2018 (unaudited)	—	15	15
Treasury stock at cost, 64,281,113 shares outstanding as of December 31, 2016	(92,180)	—	—
Additional paid-in capital	17,978	249,117	249,779
Retained earnings (accumulated deficit)	35,388	1,920	(79,113)
Accumulated other comprehensive income (loss)	1,982	(157)	(297)

Total Stockholders’ Equity (Deficit)	(36,831)	250,895	170,384

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY	$238,220	$730,764	$703,788

The accompanying notes are an integral part of these financial statements.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Statements of Operations

(In thousands, except share and per share amounts)

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)
Net revenue	$511,340	$595,118	$489,351	$366,198	$173,599	$241,702
Cost of revenue	401,694	460,133	385,155	286,068	134,960	190,543

Gross profit	109,646	134,985	104,196	80,130	38,639	51,159
Operating expenses:
Product development	12,170	14,997	11,955	9,199	4,318	6,802
Sales and marketing	54,913	60,512	48,981	40,108	17,988	28,253
General and administrative	15,420	19,014	26,749	19,531	4,656	8,248

Total operating expenses	82,503	94,523	87,685	68,838	26,962	43,303

Operating income from continuing operations	27,143	40,462	16,511	11,292	11,677	7,856
Other (expense) income:
Interest expense	(4,543)	(3,474)	(2,249)	(8,880)	(895)	(6,043)
Other (expense) income, net	(1,385)	(2,236)	613	(96)	(52)	573

Total other expense	(5,928)	(5,710)	(1,636)	(8,976)	(947)	(5,470)

Income from continuing operations before income taxes	21,215	34,752	14,875	2,316	10,730	2,386
Income tax (expense) benefit	(3,723)	(5,660)	(5,061)	(396)	(2,181)	1,581

Net income from continuing operations	17,492	29,092	9,814	1,920	8,549	3,967
Discontinued operations:
Loss from discontinued operations before income taxes	(111)	—	—	—	—	—
Income tax benefit	319	—	—	—	—	—

Net income from discontinued operations	208	—	—	—	—	—

Net income	$17,700	$29,092	$9,814	$1,920	$8,549	$3,967

Net income per share (Successor)
Basic				$0.01		$0.03

Diluted				$0.01		$0.03

Weighted-average shares used to compute net income per share (Successor)
Basic				150,000,000		150,000,000

Diluted				150,000,000		150,920,096

The accompanying notes are an integral part of these financial statements.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Statements of Comprehensive Income

(In thousands)

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)
Net income	$17,700	$29,092	$9,814	$1,920	$8,549	$3,967
Other comprehensive income (loss):
Foreign currency translation adjustments	1,102	34	(339)	(157)	100	(140)

Comprehensive income	$18,802	$29,126	$9,475	$1,763	$8,649	$3,827

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit (Predecessor)

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Notes Receivable from Stockholders	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2014, Predecessor	13,008,433	$69,231	21,453,704	$1	63,838,103	$(91,561)	$14,976	$4	$(11,404)	$846	$(87,138)
Exercise of stock options	—	—	705,000	—	—	—	464	—	—	—	464
Repurchase of common stock	—	—	(443,010)	—	443,010	(619)	—	—	—	—	(619)
Vesting of restricted stock awards	—	—	158,760	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	1,319	—	—	—	1,319
Other comprehensive income	—	—	—	—	—	—	—	—	—	1,102	1,102
Net income	—	—	—	—	—	—	—	—	17,700	—	17,700

Balance, December 31, 2015, Predecessor	13,008,433	69,231	21,874,454	1	64,281,113	(92,180)	16,759	4	6,296	1,948	(67,172)
Exercise of stock options	—	—	210,658	—	—	—	201	—	—	—	201
Vesting of restricted stock awards	—	—	158,760	—	—	—	(10)	(4)	—	—	(14)
Stock-based compensation	—	—	—	—	—	—	1,028	—	—	—	1,028
Other comprehensive income	—	—	—	—	—	—	—	—	—	34	34
Net income	—	—	—	—	—	—	—	—	29,092	—	29,092

Balance, December 31, 2016, Predecessor	13,008,433	69,231	22,243,872	1	64,281,113	(92,180)	17,978	—	35,388	1,982	(36,831)
Exercise of stock options	—	—	15,432,268	1	—	—	19,699	—	—	—	19,700
Vesting of restricted stock awards	—	—	79,350	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	3,174	—	—	—	3,174
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(339)	(339)
Net income	—	—	—	—	—	—	—	—	9,814	—	9,814

Balance, August 27, 2017, Predecessor	13,008,433	$69,231	37,755,490	$2	64,281,113	$(92,180)	$40,851	$—	$45,202	$1,643	$(4,482)

The accompanying notes are an integral part of these financial statements.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR)

Combined Consolidated Statement of Stockholders’ Equity (Successor)

(In thousands, except share amounts)

	Common Stock		Additional Paid- in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount
Balance, August 28, 2017, Successor	—	$—	$—	$—	$—	$—
Issuance of common stock	150,000,000	15	248,581	—	—	248,596
Stock-based compensation	—	—	536	—	—	536
Other comprehensive loss	—	—	—	—	(157)	(157)
Net income	—	—	—	1,920	—	1,920

Balance, December 31, 2017, Successor	150,000,000	15	249,117	1,920	$(157)	$250,895
Dividends paid to common stockholders (unaudited)	—	—	—	(85,000)	—	(85,000)
Stock-based compensation (unaudited)	—	—	662	—	—	662
Other comprehensive loss (unaudited)	—	—	—	—	(140)	(140)
Net income (unaudited)	—	—	—	3,967	—	3,967

Balance, March 31, 2018, Successor (unaudited)	150,000,000	$15	$249,779	$(79,113)	$(297)	$170,384

The accompanying notes are an integral part of these financial statements.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND

SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS

OF CORSAIR COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Statements of Cash Flows

(In thousands)

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$17,700	$29,092	$9,814	$1,920	$8,549	$3,967
Loss from discontinued operations	111	—	—	—	—	—
Income tax benefit from discontinued operations	(319)	—	—	—	—	—

Net income from continuing operations	17,492	29,092	9,814	1,920	8,549	3,967
Adjustments to reconcile net income to net cash provided by (used in) continuing operating activities:
Stock-based compensation	1,319	1,028	3,174	536	182	662
Depreciation and amortization	3,497	3,303	2,449	1,456	849	1,074
Impairment of goodwill	—	134	—	—	—	—
Amortization of intangible assets	289	41	22	10,173	5	7,386
Debt issuance costs amortization	535	431	106	1,567	82	639
Loss on disposal of property and equipment	205	—	—	76	—	90
Deferred income taxes	355	(1,356)	(227)	(5,860)	—	(2,134)
Loss on change in fair value of currency forward contracts	—	—	354	215	—	342
Loss (gain) on foreign currency exchange	969	305	(2,063)	246	(186)	(534)
Provision for doubtful accounts and revenue return reserves	488	2,307	343	484	22	1,341
Changes in operating assets and liabilities:
Accounts receivable	(19,677)	(1,824)	(32,956)	(5,820)	2,847	3,494
Inventories	(7,340)	(21,651)	(17,312)	(2,879)	(8,857)	13,046
Prepaid expenses and other current assets	847	(530)	785	2,980	205	(1,400)
Other assets	(360)	(49)	86	(2,587)	(14)	(48)
Accounts payable	20,847	10,294	(8,723)	23,799	(5,045)	(17,995)
Related party payable	4,120	765	(3,064)	1,550	(2,569)	(1,989)
Income taxes receivable	55	(4,670)	(197)	1,170	(351)	(121)
Income taxes payable	(235)	7,441	3,358	(4,301)	986	224
Other liabilities and accrued expenses	(1,348)	4,824	8,439	7,905	(5,949)	(7,185)

Net cash provided by (used in) continuing operating activities	22,058	29,885	(35,612)	32,630	(9,244)	859

Cash flows from investing activities:
Acquisition of business, net of cash and restricted cash acquired	—	—	—	(529,135)	—	—
Purchase of property and equipment	(2,793)	(3,968)	(2,802)	(3,584)	(1,214)	(2,089)
Purchase of intangible asset	—	(15)	(250)	—	—	—

Net cash used in investing activities from continuing operations	(2,793)	(3,983)	(3,052)	(532,719)	(1,214)	(2,089)

Cash flows from financing activities:
Proceeds from issuance of debt, net	—	—	—	306,674	—	82,739
Repayment of debt	—	—	(9,633)	(15,613)	(9,529)	(613)
Payment of debt issuance costs	—	—	—	(10,129)	—	—
Borrowings from (repayments of) line of credit, net	(10,029)	(1,096)	10,000	—	—	—
Proceeds from issuance of common stock	—	—	—	238,428	—	—
Cash paid for share repurchases, warrant shares and ESOP shares	(619)	—	—	—	—	—
Cash dividends paid to common stockholders	—	—	—	—	—	(85,000)
Proceeds from exercise of stock options	446	198	142	—	—	—

Net cash provided by (used in) financing activities from continuing operations	(10,202)	(898)	509	519,360	(9,529)	(2,874)

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND

SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS

OF CORSAIR COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Statements of Cash Flows—(Continued)

(In thousands)

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)
Discontinued operations:
Net cash and working capital provided by operating activities	208	—	—	—	—	—

Cash provided by discontinued operations	208	—	—	—	—	—
Effect of exchange rate changes on cash	1,099	35	(552)	(241)	43	(295)

Increase (decrease) in cash	10,370	25,039	(38,707)	19,030	(19,944)	(4,399)
Cash and restricted cash at the beginning of the period	13,605	23,975	49,014	—	49,014	19,030

Cash and restricted cash at the end of the period	$23,975	$49,014	$10,307	$19,030	$29,070	$14,631

Supplemental disclosure of cash flow information:
Cash paid for interest	3,266	3,266	2,071	7,144	765	5,371
Cash paid for income taxes	4,763	5,563	1,983	9,715	1,530	45
Supplemental disclosure of non-cash investing and financing information:
Equipment purchased and unpaid at period end	644	688	1,356	1,505	481	1,190
Issuance of common stock	—	—	—	10,168	—	—
Receivables related to the exercise of stock options	—	—	19,558	—	—	—
Deferred offering costs included in other liabilities and accrued expenses	—	—	—	—	—	371

The accompanying notes are an integral part of these financial statements.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

1. Description of Business

The term “Company,” as used in these notes, means Corsair Gaming, Inc. and its predecessor, Corsair Components (Cayman) Ltd and their respective consolidated subsidiaries. Corsair Gaming, Inc. (formerly known as Corsair Acquisition (US), Inc.), a Delaware corporation, together with its subsidiaries (“Corsair” or the “Company”), designs, markets and distributes gaming peripherals including keyboards, mice and gaming headsets, computer cases, power supply units, cooling systems and fans, high-performance DRAM modules, USB flash drives, solid-state drives, gaming personal computer systems and accessories to retailers and distributors worldwide.

(a) Reorganization

On                     , 2018, the Company completed a corporate reorganization whereby all of the outstanding capital stock of Corsair Holdings (Lux) S.a.r.l. was transferred from Corsair Group (Cayman), LP (the “Parent”) and Corsair Group (US), LLC to the Company in exchange for shares of its common stock. At the completion of the Reorganization, Corsair Group (US), LLC was eliminated from the corporate structure and the Parent and management hold all of the outstanding capital stock of the Company. The Reorganization is accounted for as a combination of entities under common control.

In connection with the reorganization, on                     , 2018 the Company filed an Amended and Restated Certificate of Incorporation, which adjusted the authorized number of shares to 300,000,000 and the par value of its common stock to $0.0001 per share. All share and per share data in the Successor periods ended December 31, 2017 and March 31, 2018 shown in the accompanying financial statements and related notes have been retroactively revised to reflect the reorganization.

Prior to the Reorganization, the Company’s North America and Rest of World operations each were separately owned by the Parent and Corsair Group (US), LLC which entities were all under common control. The Parent and Corsair Group (US), LLC are holding companies with no operating activities.

Corsair Gaming, Inc. was formed on July 19, 2017 for the purpose of purchasing, holding and disposing of investments and related activities. On July 22, 2017, Corsair Group (Cayman), LP entered into a stock purchase agreement to purchase the shares of the subsidiaries of Corsair Components (Cayman) Ltd. with the transaction consummated on August 28, 2017 (the “Acquisition”). As part of the transaction, the Company acquired the interests of the North American operations and Corsair Holdings (Lux) S.a.r.l. indirectly acquired the Rest of World operations. Corsair Components (Cayman) Ltd. is our predecessor for financial reporting purposes.

(b) Reverse Stock Split

On                     , 2018 the Company effected a     -for-     reverse stock split of its issued and outstanding common stock. The par value of the authorized stock was not adjusted as a result of the reverse stock split. Other than the par value and the number of authorized shares of common stock, all share and per share data in the Successor periods ended December 31, 2017 and March 31, 2018

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

shown in the accompanying financial statements and related notes have been retroactively revised to reflect the reverse stock split.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These financial statements include the accounts of the Company and its subsidiaries and have been prepared using the Parent’s historical basis in determining the assets and liabilities and the results of the Company. All significant intercompany balances and transactions have been eliminated. The Company has no involvement with variable interest entities.

As a result of the acquisition, the Company applied purchase accounting and a new basis of accounting beginning on August 28, 2017, the date of the acquisition. The Company was required by U.S. GAAP to record all assets and liabilities at fair value as of the effective date of the acquisition. Accordingly, the financial statements are presented for two periods, Predecessor and Successor, which relate to accounting periods preceding and succeeding the completion of the acquisition. See Note 5 for further information on the acquisition.

The financial statements of the Predecessor include the accounts of Corsair Components (Cayman) Ltd and its wholly-owned subsidiaries through August 27, 2017. The financial statements of the Successor include the accounts of Corsair Gaming, Inc. and its subsidiaries from August 28, 2017 through December 31, 2017. The acquisition closed on August 28, 2017 (the “Closing Date”). The Predecessor and Successor periods have been separated by a line on the face of the financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the Predecessor periods and for the Successor periods are presented on a different basis of accounting and are therefore not comparable. The net income per share information for the Predecessor periods is not presented as it is not meaningful or comparable to the net income per share information for the Successor periods, as well as the fact that the shares issued in the Predecessor periods were not publicly traded.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, the valuation of common stock, the valuation of intangible assets, the valuation of accounts receivable, inventories, reserves for warranty, derivative instruments, stock-based compensation, and the valuation of deferred income tax assets. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

Unaudited Interim Financial Statements

The interim balance sheet as of March 31, 2018, and the statements of operations, comprehensive income, equity and cash flows for the three months ended March 31, 2017 and 2018 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair presentation of the Company’s financial position as of March 31, 2018 and its results of operations, other comprehensive income and cash flows for the three months ended March 31, 2017 and 2018. The financial data and the other financial information disclosed in these notes to the financial statements related to the three months ended March 31, 2017 and 2018 are also unaudited. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018 or for any other future annual or interim period.

Segments

The Company defines its segments as those operations the chief operating decision maker (“CODM”) regularly reviews to analyze performance and allocate resources. The Company measures the results of segments using each segment’s net revenue and gross profit, as determined by the information regularly reviewed by the CODM.

For financial reporting purposes, the Company is organized into three reportable segments:

•	Gaming PC Peripherals, which includes keyboards, mice, mousepads, gaming headsets and gaming chairs.

•	Gaming PC Components, which includes power supply units, cooling systems, computer cases and our prebuilt gaming PC, Corsair One; and

•	Gaming PC Memory, which includes high-performance memory components such as DRAM modules:

Cash and Restricted Cash

Restricted cash of $1.1 million, $1.1 million, $1.2 million and $1.3 million is held by a financial institution in Europe as a bank guarantee deposit for the Value-Added Tax exemption on imports and exports in Netherlands as of December 31, 2015, 2016 and 2017 and March 31, 2018. In addition, $1.4 million and $0.8 million is held by the Company’s bank as collateral for corporate credit cards and forward foreign currency contracts as of December 31, 2017 and March 31, 2018.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

The following table provides a reconciliation of cash and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows.

	Predecessor		Successor
	December 31,		December 31, 2017	March 31, 2018
	2015	2016
				(Unaudited)
	(In thousands)		(In thousands)
Cash	$22,842	$47,921	$16,474	$12,567
Restricted cash	1,133	1,093	2,556	2,064

Total cash and restricted cash	$23,975	$49,014	$19,030	$14,631

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are presented net of an allowance for doubtful accounts and a sales return reserve. In addition, accounts receivable do not bear interest and are typically not collateralized. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. The allowance is recorded as a general and administrative expense in the Company’s statements of operations. The Company bases its allowance on periodic assessments of its customers’ liquidity and financial condition through analysis of information obtained from credit rating agencies, financial statement review and historical collection trends. Additional allowances may be required if the liquidity or financial condition of its customers was to deteriorate.

The following table reconciles the changes to the allowance for doubtful accounts:

	Predecessor			Successor	Predecessor	Successor
	December 31,		August 27, 2017	December 31, 2017	March 31, 2017	March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)
	(In thousands)			(In thousands)	(In thousands)	(In thousands)
Beginning balance	$989	$622	$549	$—	$549	$251
Bad debt expense	107	675	466	251	—	439
Write-offs	(474)	(748)	(549)	—	(117)	—

Ending balance	$622	$549	$466	$251	$432	$690

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and trade accounts receivable. The Company maintains cash with various financial institutions that may at times exceed federally insured limits. Management believes that the financial institutions are financially sound and the Company has not experienced any losses. The Company’s trade accounts receivable result from sales of its products to various distributors as well as brick-and-mortar and online retailers worldwide. Management reviews the creditworthiness of its

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

customers in the ordinary course of business and further analyzes the need for allowances for potential credit losses.

One customer accounted for 12% and 10% of net revenue for the years ended December 31, 2015 and 2016, 17% for the Predecessor period from January 1, 2017 through August 27, 2017, 19% for the Successor period from August 28, 2017 through December 31, 2017, and 18% and 20% of net revenue for the three months ended March 31, 2017 and 2018. One other customer accounted for 11% of net revenue for the year ended December 31, 2015. One customer accounted for 13% of accounts receivable at December 31, 2016, two customers accounted for 32% and 10% of accounts receivable at December 31, 2017, and one customer accounted for 29% of account receivable at March 31, 2018.

Inventories

Inventories are stated at lower of cost and net realizable value using the weighted average cost method of accounting. Provisions have been made to reduce all slow-moving, obsolete or unusable inventories to their net realizable values.

Fair Value of Financial Instruments

Fair value accounting is applied to all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The carrying amount of the Company’s financial instruments, including cash, restricted cash, accounts receivable, accounts payable and other liabilities and accrued expenses approximates fair value due to their short-term maturities. Management believes that the long-term debt bearing variable interest rates represents the prevailing market rates for instruments with similar characteristics; accordingly, the carrying value of this instrument approximates its fair value. See Note 3 regarding the fair value of the Company’s other financial assets and liabilities.

Property and Equipment

Property and equipment additions are recorded at cost, less accumulated depreciation. Major improvements that extend the life, capacity or improve the safety of an asset are capitalized, while maintenance and repairs are expensed as incurred. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets:

Manufacturing equipment	2 – 5 years
Computer equipment, software and office equipment	3 – 5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of lease term or the useful lives of the improvements

Replacements and major improvements performed for a capital asset are amortized over the remaining useful life of a capital asset. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the accounts. Any resulting gains and losses are included in the statements of operations.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

Business Combination

The Company accounts for acquisitions using the acquisition method of accounting, which requires that the assets acquired, liabilities assumed, contractual contingencies and contingent consideration are recorded at the date of acquisition at their respective fair values. Goodwill is recorded when consideration paid in a purchase acquisition exceeds the fair value of the net assets acquired.

Identifiable Intangible Assets

Intangible assets consisting of developed technology, customer relationships and non-compete agreements are stated at fair value less accumulated amortization and are amortized on a straight-line basis accordingly. Amortization expense related to developed technology is included in product development costs. Amortization expense related to customer relationships is included in sales and marketing costs. Amortization expense related to non-compete agreements is included in general and administrative costs.

For intangible assets determined to have indefinite useful lives, including trade names and goodwill, the Company tests for impairment during the fourth quarter of each year or more frequently if events or circumstances indicate that assets might be impaired. The Company uses a variety of methodologies in conducting impairment assessments of indefinite-lived intangible assets, including, but not limited to, discounted cash flow models, which are based on the assumptions the Company believes hypothetical marketplace participants would use. For definite-lived intangible assets, the Company evaluates the recoverability of intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the carrying amount exceeds the fair value, an impairment charge is recognized in an amount equal to that excess. The Company recorded a goodwill impairment loss of $0.1 million for the Predecessor year ended December 31, 2016. No such impairment charge was recorded during the other periods presented.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not recorded any such impairment charge during the periods presented.

Warranty Reserve

The Company estimates and records a warranty reserve at the time the related sale is recognized based on historical warranty costs.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

Derivative Instruments and Hedging Activities

The Company’s derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company’s known or expected cash payments related to the Company’s foreign currency transactions. The Company’s objectives in using foreign exchange derivatives are to manage its exposure to foreign currency exchange rate fluctuations.

The Company records all derivatives as other liabilities and accrued expenses on the balance sheets at fair value on issuance until exercise or expiration. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, such as the Company’s settlement of intercompany accounts, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the earnings effect of the hedged forecasted transactions in a cash flow hedge.

The Company enters into foreign currency derivative contracts, mainly forward contracts, to offset foreign currency exposure related to money transfer settlements between its subsidiaries in currencies other than the U.S. dollar. These contracts are considered derivative instruments; however, the Company does not designate such instruments as hedges for accounting purposes. Accordingly, changes in the value of these contracts are recognized in each reporting period in other (expense) income, net in the statements of operations.

Deferred Issuance Costs and Debt Discounts

Costs incurred in obtaining long-term financing paid to parties other than creditors are considered a debt issuance cost. Amounts paid to creditors are recorded as a reduction in the proceeds received by the creditor and are considered a discount on the issuance of debt. Deferred issuance costs and debt discounts are amortized over the terms of the long-term financing agreements using the effective-interest method and recorded as a deduction of the carrying amount of the debt in the balance sheets.

Deferred Offering Costs

Deferred offering costs, which include legal, accounting, printer and filing fees, related to the IPO are capitalized. The deferred offering costs will be offset against proceeds from the IPO upon the effectiveness of the offering. In the event the offering is terminated, all capitalized deferred offering costs will be immediately expensed. As of March 31, 2018, $0.4 million of deferred offering costs were capitalized, which are included in the other assets on the balance sheet. There were no such costs capitalized as of December 31, 2016 and 2017.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

Treasury Stock

Treasury stock is recorded at cost and presented as a reduction of stockholders’ equity. The Company held 64,281,113 shares as of December 31, 2016. There was no treasury stock outstanding as of December 31, 2017 and March 31, 2018.

Revenue Recognition

The Company’s products are primarily sold through a network of distributors and retailers. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, title has transferred, the price becomes fixed or determinable and collectability is reasonably assured. Evidence of an arrangement exists when there is a customer contract or a standard customer purchase order. The Company considers delivery complete when title and risk of loss transfer to the customer (defined as a retailer or distributor), which is generally upon shipment, but no later than physical receipt by the customer. The Company’s revenue recognition policies are consistent worldwide.

The Company offers limited return rights and customer incentive programs. These include special pricing arrangements, promotions, rebates and volume-based incentives. Rights of return vary by customer and range from the right to return defective products to limited stock rotation rights allowing the exchange of a percentage of the customer’s quarterly purchases. The Company reduces revenue by estimated future returns, rebates and incentives. Such reductions increase its reserve for rebates and other incentives and its reserve for sales returns and allowances. These reserves are reduced upon issuance of credit memos for actual returns, rebates and incentives as they are issued to customers in subsequent periods. Therefore, in computing the net revenue that is reported in the statements of operations, gross revenue is reduced by estimated returns, rebates and other incentives for differences between previous estimates and actual experience.

The Company reports revenue net of any required taxes collected from customers and remitted to government authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority.

The Company’s estimates of future returns, rebates and incentives are based on negotiated terms and consideration of historical experience. The Company believes that its new product categories do not differ materially in terms of product returns from its older product categories. Rebates, incentives and other pricing programs are generally product and customer specific and are in effect for a short duration.

Cost of Revenue

Cost of revenue consists of materials (primarily amounts paid to third parties who manufacture and supply DRAM modules and other products), inbound freight to the manufacturer of our memory products, as well as inbound and internal freight related to returns, manufacturing, supply chain and warehousing personnel costs, including stock-based compensation and assembly and warehousing facility costs.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

Shipping and Handling

Amounts billed to customers for shipping and handling of products are reflected in net revenue. Expenses incurred related to outbound shipping and handling of products are reflected in sales and marketing expenses and were $14.9 million and $17.1 million for the years ended December 31, 2015 and 2016, $10.3 million for the Predecessor period from January 1, 2017 through August 27, 2017, $7.4 million for the Successor period from August 28, 2017 through December 31, 2017, and $3.7 million and $5.1 million for the three months ended March 31, 2017 and 2018.

Distribution Costs

Distribution costs include the costs to move finished product to the Company’s regional distribution hubs, freight costs between the Company’s regional distribution hubs, costs associated with operating regional distribution hubs and costs paid to third party logistics providers to manage some of the Company’s regional distribution hubs. The Company does not consider these costs to be part of bringing its products to the finished condition and therefore records such distribution costs as sales and marketing expense rather than in cost of revenue.

Because the Company does not include distribution costs within cost of revenue, the Company’s gross margin may not be comparable to that of companies that include such costs in cost of revenue.

The distribution costs, comprised of inbound shipping and handling costs, recorded as a component of sales and marketing expenses were $13.4 million and $13.8 million for the years ended December 31, 2015 and 2016, $13 million for the Predecessor period from January 1, 2017 through August 27, 2017, $9.4 million for the Successor period from August 28, 2017 through December 31, 2017, and $5.3 million and $6.2 million for the three months ended March 31, 2017 and 2018.

Product Development

Product development costs are expensed as incurred and reported in the statements of operations. Product development expenses consist primarily of the costs associated with the design and testing of new products and improvements to existing products. These costs relate primarily to compensation of personnel involved with product design, definition, compatibility testing and qualification.

Advertising Costs

Advertising costs are expensed as incurred and are included as a component of sales and marketing expense in the statements of operations. Advertising and promotion expenses were $2.9 million and $3.6 million for the years ended December 31, 2015 and 2016, $3.5 million for the Predecessor period from January 1, 2017 through August 27, 2017, $2.4 million for the Successor period from August 28, 2017 through December 31, 2017, and $1.2 million and $1.3 million for the three months ended March 31, 2017 and 2018.

Stock-Based Compensation

U.S. GAAP requires the measurement and recognition of compensation expense for all stock-based awards, including options, using a fair-value based method. The Company estimates the fair

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

value of option awards on the date of grant using a Black-Scholes-Merton option-pricing model. The fair value of restricted stock units (“RSUs”) is the fair value of the Company’s common stock on the date of grant. Stock-based compensation is recognized on a straight-line basis over the requisite service period based on awards ultimately expected to vest. Upon the adoption of ASU No. 2016-09 effective January 1, 2018, the Company has elected to recognize actual forfeitures by reducing the employee stock-based compensation in the same period as the forfeitures occur.

Employee Benefit Plan

The Company has a 401(k) defined contribution plan covering all eligible employees. The 401(k) plan allows for voluntary contributions by plan participants and provides for discretionary contributions by the Company as determined annually by the board of directors. The discretionary amounts may comprise a matching contribution (a designated percentage of a participant’s voluntary contribution) and/or a discretionary profit sharing contribution based on participant compensation. The Company contributed $0.4 million and $0.4 million to the 401(k) plan for the years ended December 31, 2015 and 2016, $0.5 million for the Predecessor period from January 1, 2017 through August 27, 2017, $0.3 million for the Successor period from August 28, 2017 through December 31, 2017, and $0.2 million and $0.2 million for the three months ended March 31, 2017 and 2018.

Restructuring and Other Charges

In 2017, in connection with the decision to outsource the shipping operations at one of its six distribution hubs, the Company initiated certain restructuring activities that resulted in relocation of some of the Company’s inventory and reductions to the Company’s headcount. Restructuring costs are primarily comprised of severance costs related to workforce reduction, lease contract termination and inventory relocation. Restructuring costs are recognized as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the tax and financial reporting bases of the Company’s assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced through the establishment of a valuation allowance, if, based upon available evidence, it is determined that it is more likely than not that the deferred tax assets will not be realized. The Company is subject to foreign income taxes on its foreign operations. All deferred tax assets and liabilities are classified as non-current in the financial statements.

Uncertain Tax Positions

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained on examination based on the technical merit of the position. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments. The Company recognizes interest charges and penalties related to unrecognized tax benefits as a component of the income tax (expense) benefit.

Foreign Currency Translation

For operations outside the United States, the Company translates assets and liabilities of foreign subsidiaries, whose functional currency is the local currency, using the exchange rates in effect at the balance sheet date. Revenues, expenses and cash flows are translated using average exchange rates in effect during the reporting period. The adjustments resulting from translating the financial statements of such foreign subsidiaries are included in accumulated other comprehensive income (loss), which is reflected as a separate component in the statements of equity. Realized gains and losses on foreign currency transactions are included in other (expense) income, net in the statements of operations.

Net Income per Share

Basic net income per share is computed by dividing net income by the weighted-average number of shares outstanding during the period, without consideration of potential dilutive securities. Diluted net income per share is computed based on the weighted-average number of shares outstanding during the period, adjusted to include the incremental shares of assumed exercise of options under the treasury stock method.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, which changes the measurement principle for inventory from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. ASU

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

No. 2015-11 is effective prospectively for fiscal years and for interim periods within those years beginning after December 15, 2016. The Company adopted the new standard on a prospective basis effective January 1, 2017. Prior periods were not retrospectively adjusted. The adoption of the ASU did not have a material effect on the Company’s financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230) — Restricted Cash, which requires the presentation of changes in restricted cash or restricted cash equivalents on the statement of cash flows. This ASU is effective for the fiscal years and interim periods within those years beginning after December 15, 2017, with early adoption permitted. The standard must be applied retrospectively to all periods presented. The Company has early adopted this standard in the fourth quarter of fiscal 2017 and the adoption did not have a material impact on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for share-based payment transactions as part of the FASB’s simplification initiative. This ASU will change aspects of accounting for share-based payment award transactions including accounting for income taxes, the classification of excess tax benefits and the classification of employee taxes paid when shares are withheld for tax-withholding purposes on the statement of cash flows, forfeitures, and minimum statutory tax withholding requirements. The ASU is effective for the Company for annual periods in fiscal years beginning after December 15, 2017 with early adoption permitted. The Company adopted the provisions of ASU No. 2016-09 effective January 1, 2018 and has elected to record forfeitures when they occur. The change in accounting principle with regards to forfeitures was adopted using a modified retrospective approach. As a result of the adoption, the Company no longer records the excess tax benefits related to equity compensation as an increase to additional paid-in-capital and records such excess tax benefits prospectively as a reduction of income tax expense. In addition, the weighted-average number of common stock outstanding used for computing diluted net income per share would increase as tax effects related to equity compensation is no longer considered as assumed proceeds under the treasury stock method. The adoption of ASU No. 2016-09 did not have a material impact on the Company’s financial statements.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity also should disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for the Company for annual periods in fiscal years beginning after December 15, 2018 (as amended in August 2015 by ASU No. 2015-14, Deferral of the Effective Date). The Company intends to implement the provisions of ASU No. 2014-09 effective January 1, 2019 using the modified retrospective method. The Company is currently evaluating the effect the new standard will have on its financial statements.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes FASB ASC Topic 840, Leases, and makes other conforming amendments to U.S. GAAP. ASU No. 2016-02 requires, among other changes to the lease accounting guidance, lessees to recognize most leases on the balance sheet via a right of use asset and lease liability, and additional qualitative and quantitative disclosures. ASU No. 2016-02 is effective for the Company for annual periods in fiscal years beginning after December 15, 2019, it permits early adoption, and mandates a modified retrospective transition method. The Company intends to implement the provisions of ASU No. 2016-02 effective January 1, 2020 and is currently evaluating the effect that the new standard will have on its financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and other (Topic 350): Simplifying the Test for Goodwill Impairment. The amended standard simplifies how an entity tests goodwill by eliminating Step 2 of the goodwill impairment test. The amended standard also modifies the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. The new guidance is effective for the Company beginning in fiscal 2022. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not anticipate adoption of this new standard will have material impact on its financial statements.

3. Fair Value Measurement

U.S. GAAP established a framework for measuring fair value and a fair value hierarchy based on the inputs used to measure fair value. This framework maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It applies to both items recognized and reported at fair value in the financial statements and items disclosed at fair value in the notes to the financial statements.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follow:

Level 1—Quoted prices are available in active markets for identical assets or liabilities as of report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2—Pricing inputs are other than quoted prices in active market, which are either directly or indirectly observable as of the report date. The nature of these securities includes investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

Level 3—Securities that have little to no pricing observability as of the report date. These securities are measured using management’s best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company’s perceived risk of that instrument. The following tables summarize the hierarchy of fair value measurements of the Company’s financial liabilities:

	Successor
	Fair Value Measurements as of December 31, 2017
	Quoted Prices in Active Markets using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Liabilities:
Foreign currency forward contracts	$—	$126	$—	$126

Total liabilities	$—	$126	$—	$126

	Successor
	Fair Value Measurements as of March 31, 2018
	Quoted Prices in Active Markets using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(Unaudited)
	(In thousands)
Liabilities:
Foreign currency forward contracts	$—	$162	$—	$162

Total liabilities	$—	$162	$—	$162

There were no foreign currency forward contracts as of December 31, 2016. The fair value of the forward contracts is based on similar exchange traded derivatives and the related liability is, therefore, included within Level 2 of the fair value hierarchy.

4. Derivative Financial Instruments

The Company is exposed to foreign currency risk relating to its ongoing business operations and uses derivative financial instruments, principally foreign currency forward contracts, to reduce the

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

risk. The Company recognizes derivative instruments as liabilities included in the other liabilities and accrued expenses in the balance sheets. The notional principal amount of outstanding foreign exchange forward contracts was nil, $5.0 million and $8.0 million as of December 31, 2016, 2017 and March 31, 2018, none of which have been designated as hedging instruments during the periods presented.

The following table sets out the fair value loss recognized in other (expense) income, net in relation to the instruments designated as net derivative instruments:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)
	(In thousands)			(In thousands)	(In thousands)	(In thousands)
Fair value loss recognized:
Foreign currency forward contracts	$—	$—	$(354)	$(215)	$—	$(342)

5. Business Combination

On July 22, 2017, Corsair Components (Cayman) Ltd. and Corsair Components (Cayman) II Ltd. (collectively, the “Seller”) entered into a stock purchase agreement (the “Purchase Agreement”) with Corsair Group (Cayman), LP (the Parent, formerly known as EagleTree-Carbide Holdings (Cayman), LP), Corsair Acquisition (U.S.) Corp. and Corsair Acquisition (Lux) S.a.r.l., (collectively, the “Buyer”). Under the Purchase Agreement, the Seller sold to the Buyer its shares of Corsair Components, Inc. and Corsair Components Cooperatief U.A. The combined entities are a leading designer and supplier of high-performance hardware components and peripherals for personal computers (PCs), with a primary focus on gaming hardware. The acquisition closed on August 28, 2017. On the closing of the acquisition, Corsair Acquisition (U.S.) Corp. and Corsair Acquisition (Lux) S.a.r.l, hold 100% of the equity and voting interest in the acquired business. Corsair Acquisition (U.S.) Corp. was subsequently renamed to Corsair Gaming, Inc.

The acquisition is accounted for using the acquisition method of accounting. ASC Topic 805, Business Combinations (ASC 805) requires that assets acquired and liabilities assumed be recognized at their fair values on the acquisition date. Under the acquisition method of accounting, Corsair Holdings (Cayman) LP (the Parent) was determined to be the acquirer for accounting purposes and Corsair Components (Cayman) Ltd. the accounting Predecessor. As the Parent entity does not have any operation of its own, the acquisition was reflected in the financial records of the Company using the Parent’s historical basis. Accordingly, the Company’s financial statement presentation distinguishes a “Predecessor” for Corsair Components (Cayman) Ltd for periods prior to the Closing Date. The Company is the “Successor” for periods after the Closing Date of August 28, 2017.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

Pursuant to the terms of the Purchase Agreement, the Buyer agreed to pay the Seller approximately $549.6 million, including $71.7 million to pay off the Seller’s debt, $10.7 million for the Seller’s transaction costs, and $467.2 million of purchase consideration.

The total purchase consideration consisted of the following:

August 28, 2017
(In thousands)
Cash consideration	$457,044
Common stock consideration	10,168
Payment for Seller’s indebtedness	71,721
Payment for Seller’s transaction expenses	10,677

Total purchase consideration	$549,610

The total purchase consideration was allocated to the net tangible assets and identifiable intangible assets based upon their estimated fair values as of the acquisition date. The excess purchase consideration over the net tangible and identifiable intangible assets was recorded as goodwill. The Company has recorded an allocation of the purchase consideration to the net assets acquired and liabilities assumed, based on their fair values as of the Closing Date, as follows:

August 28, 2017
(In thousands)
Assets acquired:
Cash	$9,070
Restricted cash	1,237
Accounts receivable	114,333
Inventories	110,614
Prepaid and other assets	7,221
Property and equipment	6,797
Intangible assets	269,536
Other long-term assets	1,138
Liabilities assumed:
Accounts payable and related party payable	(100,295)
Deferred tax liabilities	(45,369)
Other current liabilities and accrued expenses	(23,642)

Total identifiable net assets	350,640
Goodwill	198,970

Total assets acquired and liabilities assumed	$549,610

The excess purchase consideration over the fair values of assets acquired and liabilities assumed was recorded as goodwill. The goodwill arising from the acquisition is largely attributable to the prospects for significant future earnings due to expectation of the Company’s continued growth in the gaming market.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

The identified intangible assets assumed in the acquisition were recognized as follows based upon their fair values as of the acquisition date:

Amounts
(In thousands)
Developed technology	$14,127
Trade name	35,430
Customer relationships	216,869
Non-compete agreements	3,110

Total	$269,536

The estimate of the fair values of acquired developed technology and trade name was determined using a variation of the income approach, namely, the relief-from-royalty method. This method is based on the assumption that a market participant would pay an assumed royalty rate (as a percent of revenue) to license the Company’s asset in an arm’s length transaction. Typically, a sample of comparable arm’s length royalty or license agreements is selected that reflects similar risk and return investment characteristics with the respective asset. The royalty rate selected is then multiplied by the net revenue expected to be generated by the asset over the course of its assumed life. The product of the royalty rate and the projected revenue provides an estimate of the royalty income that would hypothetically be paid if licensing the asset from a third party.

The estimate of the fair value of the acquired customer relationships was determined using a variation of the income approach, namely, the multi-period excess earnings method, which considers the present value of the projected stream of net cash flows that will be generated by the asset over the projection period. The projected revenue attributable to the existing customer relationships relate to products and services available to the customers as of the acquisition date, adjusted for organic growth of existing customers, existing customer attrition, cost of goods sold, operating expenses, and charges for the use of other assets. The estimate of the fair value of the non-compete agreements was determined using variation of the income approach, namely, the with and without method. This method values assets based on the economic damage to the company that the covenantors could cause if the non-compete agreements were not in place.

The goodwill and identifiable intangible assets are not deductible for tax purposes. In connection with the acquisition, the Company incurred approximately $11.8 million of acquisition-related costs in the Predecessor period from January 1, 2017 through August 27, 2017 and $6.8 million in the Successor period from August 28, 2017 through December 31, 2017, and $0.5 million in the three months ended March 31, 2018. These acquisition-related costs were recorded as general and administrative expenses in the statements of operations. The Company also incurred additional $2.2 million of nonrecurring integration costs in the Successor period from August 28, 2017 through December 31, 2017.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information presents the combined entity’s results of operations of the Predecessor entity and the Successor entity as if the acquisition had occurred as

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

of January 1, 2016. The pro forma results include the business combination accounting effects resulting from the acquisition such as the amortization charges from acquired intangible assets, interest expense due to the debt incurred as a result of the acquisition, and charges from stock-based compensation. The pro forma results for the year ended December 31, 2016, the assumed year of acquisition, also includes $19.1 million in acquisition-related and integration-related costs referred to above. The pro forma information presented does not purport to present what the actual results would have been had the acquisition actually occurred on January 1, 2016, nor is the information intended to project results for any future period.

Unaudited supplemental information on a pro forma basis is presented below:

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(In thousands)		(In thousands)
Pro forma net revenue	$595,118	$855,549	$173,599	$241,702
Pro forma net (loss) income	(15,349)	4,628	870	4,259
Pro forma net income (loss) per share	(0.10)	0.03	0.01	0.03

6. Goodwill and Intangible Assets

The following table presents the changes in goodwill:

Amounts
(In thousands)
December 31, 2014 and 2015 (Predecessor)	$134
Impairment	(134)

December 31, 2016 (Predecessor)	$—

August 28, 2017 (Successor)	$—
Successor business combination	198,970

December 31, 2017 (Successor)	$198,970
Effect of foreign currency exchange rates (unaudited)	39

March 31, 2018 (Successor) (unaudited)	$199,009

The Company has not completed its valuation analysis and calculation of goodwill amounts to be allocated to its reportable segments and expects to complete the determination of such amounts prior to the anniversary date of the acquisition. Total goodwill by reportable segment will be presented once the allocation is complete.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

Intangible assets, net consist of the following:

Predecessor

	December 31, 2016
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In thousands)
Intangible assets:
Developed technology	4 years	$358	$339	$19
Trade name	3 years	143	143	—
Customer relationship	3 years	830	830	—

Total		$1,331	$1,312	$19

Successor

	December 31, 2017
	Weighted Average Useful Life	Weighted Average Remaining Amortization Period in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(In thousands)
Intangible assets:
Developed technology	2 years	1.66	$14,127	$2,432	$11,695
Trade name	Indefinite life	—	35,430	—	35,430
Customer relationships	10 years	9.66	216,869	7,466	209,403
Non-competition agreements	4.4 years	4.14	3,110	275	2,835

Total		9.17	$269,536	$10,173	$259,363

	March 31, 2018 (Unaudited)
	Weighted Average Useful Life	Weighted Average Remaining Amortization Period in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(In thousands)
Intangible assets:
Developed technology	2 years	1.41	$14,127	$4,198	$9,929
Trade name	Indefinite life	—	35,430	—	35,430
Customer relationships	10 years	9.41	216,869	12,887	203,982
Non-competition agreements	4.4 years	3.76	3,110	474	2,636

Total		8.97	$269,536	$17,559	$251,977

The Company recorded amortization expense related to the intangible assets of $0.3 million and $41,000 during the years ended December 31, 2015 and 2016, $22,000 for the Predecessor

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

period from January 1, 2017 through August 27, 2017, $10.2 million for the Successor period from August 28, 2017 through December 31, 2017, and $5,000 and $7.4 million for the three months ended March 31, 2017 and 2018.

The estimated future amortization expense of intangible assets as of December 31, 2017 is as follows:

Amounts
(In thousands)
2018	$29,549
2019	27,016
2020	22,191
2021	22,191
2022	22,017
Thereafter	100,969

Total	$223,933

7. Balance Sheet Components

Inventories

Inventories consists of the following:

	Predecessor	Successor
	December 31, 2016	December 31, 2017	March 31, 2018
			(Unaudited)
	(In thousands)	(In thousands)
Raw materials	$12,839	$22,041	$21,246
Work in progress	2,542	12,011	9,770
Finished goods	77,921	79,441	69,431

Inventories	$93,302	$113,493	$100,447

Warranty Reserve

The following table reconciles the changes to the warranty reserve:

	Predecessor		Successor	Predecessor	Successor
	December 31, 2016	August 27, 2017	December 31, 2017	March 31, 2017	March 31, 2018
				(Unaudited)	(Unaudited)
	(In thousands)		(In thousands)	(In thousands)	(In thousands)
Beginning balance	$1,457	$1,405	$1,227	$1,405	$1,688
Charged to cost of revenue	867	642	624	365	520
Claims and settlements	(919)	(820)	(163)	(386)	(896)

Ending balance	$1,405	$1,227	$1,688	$1,384	$1,312

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

Property and Equipment, Net

Property and equipment, net consisted of the following:

	Predecessor	Successor
	December 31, 2016	December 31, 2017	March 31, 2018
			(Unaudited)
	(In thousands)	(In thousands)
Manufacturing equipment	$15,241	$6,218	$6,792
Computer equipment, software and office equipment	6,672	2,607	3,704
Furniture and fixtures	557	405	446
Leasehold improvements	2,600	1,320	1,179

Total property and equipment	$25,070	$10,550	12,121
Less: Accumulated depreciation and amortization	(19,644)	(1,486)	(2,330)

Property and equipment, net	$5,426	$9,064	$9,791

Depreciation and amortization expense was $3.5 million and $3.3 million for the years ended December 31, 2015 and 2016, $2.4 million for the Predecessor period from January 1, 2017 through August 27, 2017, $1.5 million for the Successor period from August 28, 2017 through December 31, 2017, and $0.8 million and $1.1 million for the three months ended March 31, 2017 and 2018. Depreciation and amortization is included as a component of cost of revenue and operating expenses, dependent upon the department to which the asset is allocated, in the statements of operations.

Other Liabilities and Accrued Expenses

Other liabilities and accrued expenses consist of the following:

	Predecessor	Successor
	December 31, 2016	December 31, 2017	March 31, 2018
			(Unaudited)
	(In thousands)	(In thousands)
Payroll and related expenses	$8,183	$11,657	$6,313
Freight	1,793	2,001	2,047
Warranty	1,405	1,688	1,312
Customer deposits	970	1,762	1,544
Other	4,143	5,329	5,118

Other liabilities and accrued expenses	$16,494	$22,437	$16,334

8. Debt

Predecessor

On July 11, 2014, the Company entered into a new syndicated credit agreement (the “Credit Agreement”). The Company borrowed $85 million (“Term A Loan”) with a maturity of 5 years and may

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

request a revolving advance from time to time until the “Termination Date,” which is defined as either (i) July 10, 2019, (ii) the date on which the Company terminates the Credit Agreement, or (iii) the date the Credit Agreement is terminated upon an event of default. Interest on the Term A Loan was payable on a monthly basis, computed at LIBOR plus 3.5%. Interest on the revolving loan was payable on a quarterly basis, computed at the highest of (a) the Federal Funds Rate plus  1⁄2 of 1%, (b) the rate of interest in effect for such day as publicly announced by the lead lender as its “prime rate”, and (c) one month LIBOR plus 1%. As of December 31, 2016, total outstanding Term A Loan borrowing was $71 million, at an interest rates of 4.27%. Amortization of debt issuance costs and discounts are included in interest expense. During the Predecessor period from January 1, 2017 through March 31, 2017, the Company drew down $3.5 million on the revolving line of credit, which was repaid in the same period. During the Predecessor period from January 1, 2017 through August 27, 2017, the Company drew down $10 million on the revolving line of credit, net of repayments. Interest expense for the years ended December 31, 2015 and 2016, for the three months ended March 31, 2017, and for the Predecessor period from January 1, 2017 through August 27, 2017 was $4.5 million, $3.5 million, $0.9 million and $2.2 million under the Term A Loan.

During 2016, the Company repaid and terminated its revolving line of credit agreement with Bank of America, Guangzhou Branch. The agreement allowed the Company to borrow up to $2.0 million (or its equivalent in RMB). The Company drew down 3 different loans totaling RMB 3.0 million, RMB 2.0 million, and RMB 2.0 million (approximately $1.1 million in total). Interest for these loans were 5.09%, 4.79%, and 4.79%. Each loan had a maturity of 6 months and there were no covenants as part of this revolving line of credit. The line of credit was repaid and terminated prior to December 31, 2016.

Debt was comprised of the following:

Predecessor
December 31, 2016
(In thousands)
Debt outstanding balance	$72,213
Unamortized debt discount	(1,254)

Debt, net of debt discount	$70,959
Current portion of debt	(4,271)

Debt, net	$66,688

In connection with the acquisition (see Note 5), the Company repaid $71.7 million consisting of all outstanding debt and accrued interest as of August 27, 2017.

Successor

First Lien Credit and Guaranty Agreement

On August 28, 2017, the Company entered into a syndicated First Lien Credit and Guaranty Agreement (“First Lien”) with various financial institutions. The First Lien provided $235 million term

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

loan (“First Lien Term Loan”) for the acquisition of subsidiaries of Corsair Components, Inc. and to repay existing indebtedness, and a $50 million revolving line-of-credit (“Revolver”) to further consummate transactions related to the acquisition or for general corporate operation purposes. The Company incurred debt issuance costs of $6.1 million in connection with the First Lien. The First Lien Term Loan initially carried interest at a rate equal to the (a) greatest of (i) the prime rate, (ii) sum of the Federal Funds Effective Rate plus 0.5%, (iii) one month LIBOR plus 1.0% and (iv) 2%, plus a margin of 3.5%, or (b) the greater of (i) LIBOR and (ii) 1.0%, plus a margin of 4.5% with a maturity date of August 28, 2024. The Company incurred debt issuance costs of $1.8 million in connection with the Revolver and recorded them in the prepaid expenses and other current assets and other assets in the balance sheets. These costs are amortized on a straight-line basis over the term of the Revolver. The Revolver bears interest at a rate equal to the (a) greatest of (i) the prime rate, (ii) sum of the Federal Funds Effective Rate plus 0.5%, (iii) one month LIBOR plus 1.0% and (iv) 2%, plus 3.5%, or (b) the greater of (i) LIBOR and (ii) 1.0%, plus a margin of 4.5% with a maturity date of August 28, 2022. The Company may prepay the First Lien Term Loan and the Revolver at any time without premium or penalty other than (i) customary LIBOR breakage and (ii) with respect to prepayments of the First Lien Term Loan prior to February 28, 2018, in connection with repricing events specified in the First Lien Term Loan.

In October 2017, the Company entered into Amendment No. 1 to the First Lien (the “First Lien Amendment”), as a result of which the First Lien Term Loan was increased by $10 million and the interest rate margins for both the base rate loans and Eurodollar loans were increased by 0.25%. The Company accounted for the First Lien Amendment as a loan modification and associated changes to the debt issuance costs were insignificant.

In March 2018, the Company entered into Amendment No. 2 to the First Lien (the “Second Amendment”), to increase the First Lien Term Loan by $85 million (“Incremental Term Loan”). Upon the execution of the Second Amendment, the Company paid a funding fee in an amount equal to 0.5% of the Incremental Term Loan and a consent fee to each existing lender equaling to 0.25% of each lender’s outstanding loans under the First Lien Amendment and the Second Lien Amendment. All other terms remained unchanged. The Company accounted for the Second Amendment as a loan modification and incurred additional debt issuance costs of $2.3 million in connection with the Second Amendment.

As of December 31, 2017 and March 31, 2018, the outstanding principal amount of First Lien Term Loan was $244.4 million and $328.8 million. As of December 31, 2017 and March 31, 2018, the net carrying value of First Lien Term Loan was $236.9 million and $319.5 million. The Company repaid the principal amount of $0.6 million under First Lien Term Loan for both the Successor period from August 28, 2017 to December 31, 2017 and the three months ended March 31, 2018. The Company recorded interest expense of $6.1 million and $4.5 million, including amortization of debt issuance costs and debt discounts of $0.4 million and $0.5 million for the Successor period from August 28, 2017 to December 31, 2017 and for the three months ended March 31, 2018 under First Lien Term Loan. The effective interest rate under the First Lien Term Loan was 7.5% and 7.6% as of December 31, 2017 and March 31, 2018. In connection with the Revolver, the Company made multiple draws totaling $87.7 million and $114.4 million for the Successor period from August 28, 2017 to

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

December 31, 2017 and for the three months ended March 31, 2018. The Company recorded interest expense of $0.4 million and $0.3 million for the Successor period from August 28, 2017 to December 31, 2017 and for the three months ended March 31, 2018 under the Revolver. All borrowings under the Revolver were repaid and there was no outstanding balance under the Revolver as of December 31, 2017 and March 31, 2018.

Second Lien Credit and Guaranty Agreement

On August 28, 2017, the Company entered into the Second Lien Credit and Guaranty Agreement (“Second Lien”) with various financial institutions. The Second Lien provided a $65 million term loan (“Second Lien Term Loan”) for the acquisition of subsidiaries of Corsair Components, Inc., and for general corporate operation purposes. The Company incurred debt issuance costs of $2.2 million in connection with the Second Lien. The Second Lien Term Loan initially carried interest at a base rate equal to that of the First Lien loan, plus a margin of 7.25% for base rate loans and 8.25% for Eurodollar loans with a maturity date of August 28, 2025. Prepayment of the Second Lien Term Loan prior to the first anniversary will carry a 2% prepayment premium, and prior to the second anniversary, a 1% prepayment premium.

In October 2017, the Company entered into Amendment No. 1 to the Second Lien (the “Second Lien Amendment”). The Second Lien Term loan was decreased by $15 million and the applicable interest rate margins for both the base rate loans and Eurodollar loans were increased by 0.25%. The prepayment premium was waived on the prepayment of $15 million made in connection with entering into the Second Lien Amendment, which was funded by using the additional $10 million of proceeds from the amendment of the First Lien Term Loan and an additional borrowing of $5 million on the Revolver. The Company accounted for the Second Lien Amendment as a loan modification, and related changes to the debt issuance costs were insignificant.

As of December 31, 2017 and March 31, 2018, the outstanding principal amount of Second Lien Term Loan was $50 million and the net carrying value of Second Lien Term Loan was $47.4 million. The Company repaid the principal amount of $15 million under Second Lien Term Loan during the Successor period from August 28, 2017 to December 31, 2017. The Company recorded interest expense of $2.1 million and $1.4 million, including amortization of debt issuance costs and debt discounts of $0.1 million and $0.1 million for the Successor period from August 28, 2017 to December 31, 2017 and for the three months ended March 31, 2018 under the Second Lien Term Loan. The effective interest rate under the Second Lien Term Loan was 11.6% as of December 31, 2017 and March 31, 2018.

The Company’s obligations under the First Lien and Second Lien are secured by substantially all of its personal property assets and those of its Parent and subsidiaries, including their intellectual property. Also pledged as security are all shares held in the subsidiaries. All guarantees by the Parent will be removed upon completion of the Reorganization described in Note 1. The First Lien and Second Lien Term Loans include customary restrictive covenants that impose operating and financial restrictions on the Company, including restrictions on its ability to take actions that could be in the Company’s best interests. These restrictive covenants include operating covenants restricting, among

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

other things, the Company’s ability to incur additional indebtedness, effect certain acquisitions or make other fundamental changes. The Company was in compliance with all of the covenants as of March 31, 2018.

In addition, the First Lien and Second Lien contain events of default that include, among others, non-payment of principal, interest or fees, breach of covenants, inaccuracy of representations and warranties, cross defaults to certain other indebtedness, bankruptcy and insolvency events, material judgments and events constituting a change of control. Upon the occurrence and during the continuance of an event of default, interest on the obligations may accrue at an increased rate in the case of a non-payment or bankruptcy and insolvency and the lenders may accelerate the Company’s obligations under the First Lien Term Loan, except that acceleration will be automatic in the case of bankruptcy and insolvency events of default.

The estimated future principal payments under the long-term debt as of December 31, 2017 are as follows:

Amounts
(In thousands)
2018	$2,450
2019	2,450
2020	2,450
2021	2,450
2022	2,450
Thereafter	282,138

Total debt	$294,388
Less: Discount and debt issuance costs	(10,105)
Less: Current portion of debt, net	(548)

Debt, net	$283,735

The estimated future principal payments under the long-term debt as of March 31, 2018 are as follows:

Amounts
(in thousands)
2018 (remaining nine months)	$2,475
2019	3,300
2020	3,300
2021	3,300
2022	3,300
Thereafter	363,100

Total debt	$378,775
Less: Discount and debt issuance costs	(11,855)
Less: Current portion of debt, net	(907)

Debt, net	$366,013

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

9. Commitment and Contingencies

Operating Leases

The Company has entered into operating leases for certain office, corporate housing and warehouse spaces, some of which contain renewal options. Rent expense is recognized on a straight-line basis over the terms of the Company’s leases. Estimated future lease payments under all noncancelable operating leases with terms in excess of one year as of December 31, 2017 are as follows:

Amounts
(in thousands)
2018	$5,307
2019	4,524
2020	2,562
2021	986
2022	300
Thereafter	6

Total	$13,685

In January 2018, the Company entered into a five-year lease agreement for its office in United Kingdom with a lease commencement date in June 2018. As of March 31, 2018, the total lease payments under the lease agreement is approximately $0.3 million.

Rent expense for the years ended December 31, 2015 and 2016 was $2.7 million and $2.9 million, $2.3 million for the Predecessor period from January 1, 2017 through August 27, 2017, $1.2 million for the Successor period from August 28, 2017 through December 31, 2017, and $0.9 million for both the three months ended March 31, 2017 and 2018.

Purchase Obligations

As of March 31, 2018, the Company had outstanding non-cancellable long-term purchase commitments of $0.2 million.

Letters of Credit

As of December 31, 2017 and March 31, 2018, the Company issued two letters of credit totaling $1.0 million to two suppliers in exchange for increased credit limits. No amounts have been drawn upon the letters of credit.

Indemnification

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms with respect to certain transactions. The Company has entered into indemnification

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements, and thus, there are no claims that the Company is aware of that could have a material effect on the Company’s balance sheets, statements of operations, or statements of cash flows. The Company currently has directors’ and officers’ insurance.

10. Discontinued Operations

Discontinued operations represent the Digital Audio Business, including Simple Audio. The Company terminated the operations of the Digital Audio Business as of December 31, 2014.

11. Convertible Preferred Stock (Predecessor)

The convertible preferred stock as of December 31, 2016 consists of the following:

Convertible Preferred Stock:	Shares Authorized	Shares Outstanding	Net Carrying Value	Liquidation Preference
	(in thousands, except share amount)
Convertible preferred stock	13,008,433	13,008,433	$69,231	$72,847

On issuance, the Company’s convertible preferred stock was recorded at fair value, net of issuance costs. The Company classified the convertible preferred stock outside of stockholders’ equity because, in the event of certain “liquidation events” that are not solely within the control of the Company (including merger, acquisition, or sale of all or substantially all of the assets), the shares would become redeemable at the option of the holders. The Company did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at any of the reporting dates.

In connection with the Business Combination in August 2017 (see Note 5), all outstanding convertible preferred stock of the Company was liquidated. As of December 31, 2017 and March 31, 2018, there was no convertible preferred stock outstanding.

The rights, preferences, and privileges of the convertible preferred stock (Class A Preferred Shares) were as follows:

Dividends

No dividends shall be declared or paid on the common stock unless proportionate dividends are paid on the Class A Preferred Shares, calculated on an as-converted to common stock basis.

Liquidation Preference

In the event of any voluntary or involuntary liquidation event, including a change in control, the holders of Class A Preferred Shares then outstanding were entitled to receive, prior and in preference

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

to any distribution of any of the assets of the Company to the holders of the common stock, by reason of their ownership thereof, an amount per Class A Preferred Share equal to the greater of $5.60 (as adjusted for any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Shares) plus all declared and unpaid dividends thereon and the amount the holder of such Class A Preferred Shares would receive in respect of such shares if such shares had been converted to common stock at, or immediately prior to, the liquidation event.

Voting Rights

Holders of Class A Preferred Shares were entitled to vote on any matter presented to the shareholders of the Company on an as-converted to common stock basis, rounded to the nearest whole share.

For so long as the Class A Preferred Shares outstanding represent 40% or more of the outstanding common stock, calculated on an as-converted to common stock basis, the holders of the Class A Preferred Shares holding a majority of the voting power of all outstanding Class A Preferred Shares were entitled to appoint, remove and replace a majority of the members of the Company’s Board of Directors.

For so long as the Class A Preferred Shares outstanding represent 5% or more of the outstanding common stock calculated on an as-converted to common stock basis, the holders of the Class A Preferred Shares holding a majority of the voting power of all outstanding Class A Preferred Shares are entitled to appoint, remove and replace a number of the members of the Company’s Board of Directors (rounded up to the nearest whole member) equal to such percentage multiplied by the number of authorized directors.

For so long as (a) at least 4,336,144 Class A Preferred Shares (as adjusted for stock dividends, stock splits, combinations or other similar recapitalizations with respect to the Class A Preferred Shares) remained outstanding or (b) the common stock issued and issuable upon conversion of the Class A Preferred Shares represented 20% or more of the outstanding common stock (calculated on an as-converted to common stock basis), the Company cannot take certain actions without the consent of at least a majority of the voting power of all then outstanding Class A Preferred Shares, voting together as a single class.

Conversion

Each Class A Preferred Share was convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration, into such number of fully paid, nonassessable common stock as was determined by dividing $5.60 (as adjusted for any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Preferred Shares) per share by the conversion price of the Class A Preferred Shares in effect at the time of conversion. The conversion price of the Class A Preferred Shares was initially $5.60 per share, which was adjusted to $1.12 in connection with the 1:5 forward reverse split of the common stock effected August 1, 2013, and was subject to further adjustment for stock dividends, stock splits, combinations or

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

other similar recapitalizations affecting the common stock, or if the Company issues additional common stock without consideration or for a consideration per share less than the conversion price of the Class A Preferred Shares then in effect, subject to certain exceptions. Immediately prior to the closing of the Business Combination (see Note 5), the outstanding Class A Preferred Shares were converted into the Company’s common stock at a 1-for-5 ratio.

Redemption

The Class A Preferred Shares were not redeemable by the holder thereof.

12. Stockholders’ Equity (Predecessor)

Common Stock

Holders of common stock were entitled to one vote per share, to receive dividends and, upon liquidation or dissolution, were entitled to receive all assets available for distribution to common stockholders. The holders had no preemptive or other subscription rights, and there were no redemption or sinking fund provisions with respect to such shares. Common stock was subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up, and dissolution of the Company. As of December 31, 2016, the Company had 200,000,000 authorized shares, and had 22,243,872 shares issued and outstanding. In connection with the Business Combination in August 2017 (see Note 5), all outstanding common stock of the Company was liquidated.

13. Stockholders’ Equity (Successor)

Common Stock

Corsair Gaming, Inc., the successor entity, is authorized to issue 300,000,000 shares of common stock, par value $0.0001 per share, of which 150,000,000 shares of common stock will be issued at the time of the Reorganization.

On March 29, 2018, the Parent entity declared a special one-time cash dividend of $85 million, in the aggregate, to the unitholders of the Parent, based on the number of units outstanding on the declaration date. The dividend was distributed out of the Company’s assets on the same day.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

14. Stock-Based Compensation

The Company recognized stock-based compensation in the accompanying statements of operations as follows:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)
	(In thousands)			(In thousands)	(In thousands)	(In thousands)
Cost of revenue	$114	$48	$20	$35	$7	$44
Product development	160	126	225	68	20	83
Sales and marketing	289	220	681	142	42	177
General and administrative	756	634	2,248	291	113	358

Stock-based compensation	$1,319	$1,028	$3,174	$536	$182	$662

The Company computed the fair value of the options on the date of grant using the Black-Scholes pricing model, with the following weighted average assumptions:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)
Fair value of underlying common stock per share	$1.50	$1.50	$3.12	$0.71	$3.12	$1.02
Expected term in years	4.78	4.78	5.50	6.39	5.50	6.49
Expected volatility	40.3%	39.6%	37.7%	36.1%	37.7%	35%
Expected dividend yield	—	—	—	—	—	—
Risk free interest rate	1.8%	1.9%	2.0%	2.2%	2.0%	2.7%

Determination of Fair Value

The estimated grant-date fair value of all of the Company’s stock-based awards was calculated using the Black-Scholes-Merton option pricing model, based on the following assumptions:

The fair value of each stock option and common stock option grant was determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment and estimation by management.

Expected Term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards.

Expected Volatility—Since the Company does not have a trading history for its common stock, the expected volatility was derived from the historical stock volatilities of comparable peer public companies within its industry that are considered to be comparable to the Company’s business over a period equivalent to the expected term of the stock-based awards.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards’ expected term.

Expected Dividend Rate—The expected dividend is zero as, other than the declaration and payments of a special one-time cash dividend of $62.1 million in July 2014 and $85 million in March 2018, the Company has not paid nor does it anticipate paying any dividends on its common stock in the foreseeable future.

Fair Value of Common Stock—The fair value of the Company’s common stock is determined by the Company’s board of directors because there is no public market for the Company’s common stock. The Company’s board of directors determines the fair value of the common stock by considering a number of objective and subjective factors, including having valuations of its common stock performed by an unrelated valuation specialist, valuations of comparable peer public companies, sales of the Company’s convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of the Company’s stock, and general and industry-specific economic outlook.

The expense is recognized over the requisite service period.

Equity Option Plans

Predecessor

2008 Stock Incentive Plan (the 2008 Plan)

In August 2008, the Company adopted the 2008 Plan pursuant to which the Company’s board of directors may grant stock options to employees, nonemployee board members of the Company, or any parent or subsidiary, consultants, and other independent advisors who provide services to the Company (or any parent or subsidiary). The 2008 Plan authorized grants of options to purchase up to 17,380,000 shares of authorized but unissued common stock. Stock options can be granted with an exercise price of not less than 100% of the fair market value of the common stock on the grant date. All unvested options have a 10-year term and generally vest 25% upon completion of one year of service measured from the vesting commencement date and then in a series of 36 successive equal monthly installments upon completion of each additional month of service over the 36-month period measured from the first anniversary of the vesting commencement date. The Company has also granted individual nonqualified stock option (NQSO) awards with terms and conditions substantially similar to the terms and conditions of options granted under the 2008 Plan.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

The following table sets forth the summary of activity for the awards granted under the 2008 Plan for the Predecessor periods ended August 27, 2017:

	Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contract Term
			(In years)
Predecessor:
Balance, December 31, 2014	8,723,980	$0.97	4.75
Options exercised	(705,000)	0.70	3.39
Options forfeited/cancelled	(609,100)	1.78	5.07

Balance, December 31, 2015	7,409,880	0.94	3.67
Options exercised	(193,575)	0.88	2.73
Options forfeited/cancelled	(418,465)	1.71	4.25

Balance, December 31, 2016	6,797,840	0.89	2.57
Options exercised	(6,745,655)	0.88	1.56
Options forfeited/cancelled	(52,185)	1.68	3.09

Balance, August 27, 2017	—	$—	—

The intrinsic value of stock options outstanding as of December 31, 2015 and 2016 was $4.2 million and $15.2 million. The aggregate intrinsic value of options exercised during the years ended December 31, 2015 and 2016 was $0.6 million, $0.4 million, and $24.1 million for the Predecessor period from January 1, 2017 through August 27, 2017.

2012 Equity Incentive Plan (the 2012 Plan)

In February 2012, the Company adopted the 2012 Plan pursuant to which the Company’s board of directors may grant stock options to employees, nonemployee board members of the Company, or any parent or subsidiary, consultants, and other independent advisors who provide services to the Company (or any parent or subsidiary). The 2012 Plan originally authorized grants of options to purchase up to 6,500,000 shares of authorized but unissued common stock. Stock options cannot be granted with an exercise price of less than 100% of the fair market value of the common stock on the grant date. All option grants have a 10-year term and generally vest 25% upon completion of one year of service measured from the vesting commencement date and then in a series of 36 successive equal monthly installments upon completion of each additional month of service over the 36-month period measured from the first anniversary of the vesting commencement date. The Company also granted individual nonqualified stock option awards with terms and conditions substantially similar to the terms and conditions of options granted under the 2012 Plan.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

The following table sets forth the summary of activity for the awards granted under the 2012 Plan for the Predecessor periods ended August 27, 2017:

	Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contract Term
			(In years)
Predecessor:
Balance, December 31, 2014	250,050	$2.00	7.84
Options forfeited/cancelled	(114,010)	2.00	6.97

Balance, December 31, 2015	136,040	2.00	6.72
Options forfeited/cancelled	(8,540)	2.00	5.72

Balance, December 31, 2016	127,500	2.00	5.72
Options exercised	(126,123)	2.00	4.73
Options forfeited/cancelled	(1,377)	2.00	4.73

Balance, August 27, 2017	—	$—	—

The intrinsic value of stock options outstanding as of December 31, 2015 and 2016 was nil and $0.1 million. The intrinsic value of stock options exercised was $0.3 million for the Predecessor period from January 1, 2017 through August 27, 2017.

2013 Stock Incentive Plan (the 2013 Plan)

In June 2013, the Company adopted the 2013 Plan pursuant to which the Company’s board of directors may grant equity options to employees, nonemployee board members of the Company, or any parent or subsidiary, consultants, and other independent advisors who provide services to the Company (or any parent or subsidiary). As of December 31, 2016, the total number of shares authorized for issuance under the 2013 Plan was 13,501,385. Stock options could be granted with an exercise price of not less than 100% of the fair market value of the common stock on the grant date. All option grants have a 7-year term and generally vest 25% upon completion of one year of service measured from the vesting commencement date and then in a series of 36 successive equal monthly installments upon completion of each additional month of service over the 36-month period measured from the first anniversary of the vesting commencement date.

The following table sets forth the summary of activity for the awards granted under the 2013 Plan for the Predecessor periods ended August 27, 2017:

	Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contract Term
			(In years)
Predecessor:
Balance, December 31, 2014	7,616,100	$1.44	5.70

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

	Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contract Term
			(In years)
Options granted	1,415,000	—	—
Options forfeited/cancelled	(891,876)	1.40	4.60

Balance, December 31, 2015	8,139,224	1.50	5.02
Options granted	3,156,700	2.00	6.28
Options exercised	(17,083)	1.64	4.15
Options forfeited/cancelled	(841,674)	1.62	4.48

Balance, December 31, 2016	10,437,167	1.64	4.67
Options granted	100,000	2.80	6.13
Options exercised	(8,560,490)	1.58	3.39
Options forfeited/cancelled	(266,772)	1.82	4.55

Balance, August 27, 2017	1,709,905	$1.98	5.48

The weighted average grant-date fair value of the equity awards granted during the years ended December 31, 2015 and 2016 was $0.44 per share and $0.40 per share, and $1.25 per share for the Predecessor period from January 1, 2017 through August 27, 2017. The intrinsic value for option outstanding was nil, $15.5 million and $4.2 million as of December 31, 2015 and 2016 and August 27, 2017. The intrinsic value of stock options exercised during the year ended December 31, 2016 was $25,000 and $24.7 million for the Predecessor period from January 1, 2017 through August 27, 2017.

Restricted Stock Units

On June 28, 2013, the Company’s Board of Directors approved to grant a total of 635,000 shares of restricted Common Stock to certain executives at $1.064 per share, pursuant to the 2013 Plan. The restricted stock grants were to vest as to one fourth of the shares on the first anniversary of the grant date and, thereafter, 1/48 at each monthly interval for 36 months.

The following table sets forth the summary of restricted stock:

	Outstanding Shares	Weighted- Average Exercise Price	Weighted- Average Grant- Date Fair Value	Aggregate Intrinsic Value
				(In thousands)
Predecessor:
Balance, December 31, 2014	396,870	$1.06	$0.51	$115
Vested	(158,760)	—	—	—

Balance, December 31, 2015	238,110	1.06	0.51	105
Vested	(158,760)	—	—	—

Balance, December 31, 2016	79,350	1.06	0.51	100

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

	Outstanding Shares	Weighted- Average Exercise Price	Weighted- Average Grant- Date Fair Value	Aggregate Intrinsic Value
				(In thousands)
Vested	(79,350)	—	—	—

Balance, August 27, 2017	—	$—	—	$—

The compensation expense for restricted stock grants recorded by the Company for the years ended December 31, 2015 and 2016 was $0.2 million and $0.2 million, and $ 84,000 for the Predecessor period from January 1, 2017 through August 27, 2017. There were no shares granted for the year ended December 31, 2015 and 2016 and the Predecessor period from January 1, 2017 through August 27, 2017.

In connection with the Business Combination in August 2017 (see Note 5), vesting of certain awards granted under the 2013 Plan and held by 11 participants was accelerated and accounted for as modification of the share-based awards. As a result of this modification, the Company recorded $2.5 million of stock-based compensation expense for the Predecessor period from January 1, 2017 through August 27, 2017. The fair value of the modified awards on the modification date was calculated using a Black-Scholes-Merton option-pricing model. Upon the closing of the acquisition, all vested equity awards granted under the 2008, 2012 and 2013 Plans were exercised and the unvested equity awards were cancelled.

Successor

Subsequent to the Business Combination (see Note 5), Corsair Group (Cayman) LP, the Company’s Parent, adopted an Equity Incentive Program (the “Program”). The Program is administered by the general partner, EagleTree-Carbide (GP), LLC, unless and until the general partner delegates administration to a committee appointed by the general partner, the board of the limited partnership or the CEO, which determines the types of awards to be granted, the number of units subject to the awards, the exercise price and the vesting requirements. The Company’s employees participated in this program in the Successor periods presented. Under the Program, 16,666,667 units of the Parent’s common units have been initially reserved for the issuance of unit awards to the Company’s employees. No options will be exercisable more than 10 years after the date of grant. An exercise price per unit may not be less than 100% of the fair market value per unit on the date of grant. Options generally vest 20% annually over five years from the vesting commencement date. As of December 31, 2017 and March 31, 2018, 2,366,667 and 2,096,667 units were available for grant under the Program.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

The following table sets forth the summary of activity for the unit awards granted to the Company’s employees under the Program:

	Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contract Term	Aggregate Intrinsic Value
			(In years)	(In thousands)
Successor:
Balance, August 27, 2017	—	$—	—
Options granted	14,300,000	2.49	9.9

Balance, December 31, 2017	14,300,000	2.49	9.9	$6,006
Options granted (unaudited)	470,000	3.75
Options forfeited/cancelled (unaudited)	(200,000)	2.49

Balance, March 31, 2018 (unaudited)	14,570,000	2.53	9.6	$9,870

Exercisable, March 31, 2018 (unaudited)	—	—	—	$—

The weighted average grant-date fair value of the unit awards granted for the Successor period from August 28, 2017 through December 31, 2017 and for the three months ended March 31, 2018 was $0.71 and $1.02 per unit.

As of December 31, 2017 and March 31, 2018, the unrecognized compensation costs were $8 million and $9.3 million, which were expected to be recognized over a weighted average period of 4.79 and 4.43 years.

Upon completion of the Reorganization described in Note 1, the Company will assume the existing Parent’s Equity Incentive Program with regard to outstanding awards. All outstanding awards will be converted into equivalent awards in respect of the Company’s common stock and no further options will be granted under the existing Parent’s Equity Incentive Program. The Company will adopt a new equity incentive program for new awards.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

15. Net Income Per Share

The following table sets forth the calculation of basic and diluted net income per share attributable to common stock holders during the period presented:

	Period from August 28, 2017 to December 31, 2017	Three Months Ended March 31, 2018
		(Unaudited)
	(In thousands, except share and per share amounts)
Numerator
Net income, basic and diluted	$1,920	$3,967

Denominator
Weighted-average shares used to compute net income per share, basic	150,000,000	150,000,000
Effect of dilutive options	—	920,096

Weighted-average shares used to compute net income per share, diluted	150,000,000	150,920,096

Net income per share, basic	$0.01	$0.03

Net income per share, diluted	$0.01	$0.03

Potentially dilutive securities are excluded from the calculation of diluted net income per share if their inclusion is anti-dilutive. The following table shows the weighted-average outstanding securities considered anti-dilutive and therefore excluded from the computation of diluted net income per share:

	Period from August 28, 2017 to December 31, 2017	Three Months Ended March 31, 2018
		(Unaudited)
Options	5,561,111	7,144,000

16. Income Taxes

Income (loss) before income tax consists of the following:

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017
	2015	2016
	(In thousands)			(In thousands)
Domestic	$(651)	$3,111	$152	$(5,148)
Foreign operations	21,866	31,641	14,723	7,464

Income before income tax	$21,215	$34,752	$14,875	$2,316

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

Federal income taxes of $0.1 million have not been provided for unremitted foreign subsidiaries totaling $1.4 million because such earnings are intended to be permanently reinvested.

Income tax expense (benefit) consists of the following:

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017
	2015	2016
	(In thousands)			(In thousands)
United States federal taxes:
Current	$14	$—	$(8)	$783
Deferred	—	—	—	(4,606)
State taxes:
Current	6	35	6	168
Deferred	—	—	—	330
Foreign taxes:
Current	3,739	6,981	5,290	5,305
Deferred	(355)	(1,356)	(227)	(1,584)

Income tax expense	$3,404	$5,660	$5,061	$396

The income tax expense differs from the amount which would result by applying the applicable statutory deferral rate to income before income taxes as follow:

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017
	2015	2016
	(In thousands)			(In thousands)
Provision at federal statutory rate	$7,175	$11,814	$4,999	$1,083
State taxes	(29)	115	9	64
Change in valuation allowance	1,017	(3,010)	(2,112)	1,426
Expired capital losses and tax credits	—	—	2,252	(206)
Foreign rate differential	(3,151)	(4,979)	(15)	(2,057)
Other	(499)	327	(9)	600
Effect of change in tax rate on deferred tax assets	3	118	(63)	(2,105)
Net operating losses	(1,112)	1,275	—	—
Capitalized transaction costs	—	—	—	1,591

Income tax expense	$3,404	$5,660	$5,061	$396

The significant variations in the customary relationship between income tax expense and income before income taxes were primarily due to management’s assessment of the realizability of the Company’s deferred tax assets. The disclosure for foreign rate differential reflects the impact of the effective tax rate benefit from operations in jurisdictions where the applicable foreign tax rate is lower

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

than the U.S. statutory rate. The Company was not subject to any tax holidays or tax holiday terminations subject to disclosure during these periods that impacted earnings per share.

Deferred tax assets and liabilities comprise the following:

	Predecessor	Successor
	December 31, 2016	December 31, 2017
	(In thousands)	(In thousands)
Deferred tax assets (liabilities):
Accrued expenses and reserves	$3,148	$2,760
Stock-based compensation	7,585	129
NOL and capital losses	4,326	15,131
Tax credits	466	1,252
Intangible assets	181	(49,029)
Other	326	(117)

Total deferred tax assets (liabilities)	16,032	(29,874)
Less valuation allowance	(14,240)	(9,636)

Net deferred tax assets (liabilities)	$1,792	$(39,510)

In December 2017, the Tax Cuts and Jobs Acts (“Tax Act”) was enacted into law. The new legislation contains several key tax provisions that will impact the Company. Changes include, but are not limited to, a corporate tax rate decrease from 34% to 21% effective for tax years beginning after December 31, 2017, a one-time repatriation tax on accumulated foreign earnings, a limitation on the tax deductibility of interest expense, an acceleration of business asset expensing, and a reduction in the amount of executive pay that could qualify as a tax deduction. The only legislative change that impacted the Company in 2017 was the lower corporate income tax rate, which required the Company to remeasure its U.S. deferred tax assets and liabilities as well as reassess the realizability of its deferred tax assets and liabilities.

In December 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provided a measurement period of up to one year from the enactment date of the Tax Act for companies to complete the accounting for the Tax Act and its related impacts. On January 12, 2018, the FASB released a Staff Q&A that acknowledges the ability of private companies to apply SEC staff guidance related to the accounting for tax reform. The income tax effects of the Tax Act for which the accounting is incomplete include: the revaluation of deferred tax assets and liabilities to reflect the 21% corporate tax rate, whether to elect to expense or depreciate new capital equipment, the impact to the aforementioned items on state income taxes, and potential unrecognized tax benefits relating to the aforementioned items. The Company has made reasonable estimates for each of these items; however, such estimates may subsequently be revised based on evolving analyses and interpretation of the Tax Act and related accounting guidance. Effects of these items have been included in the financial statements for the period ended December 31, 2017 as provisional amounts.

During the measurement period, the Company might need to reflect adjustments to the provisional amounts upon obtaining, preparing, or analyzing additional information about facts and

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

circumstances that existed as of the enactment date that, if known, would have affected the income tax effects initially reported as provisional amounts.

The measurement period will end when the Company obtains, prepares, and analyzes the information needed in order to complete the accounting requirements under ASC Topic 740 or on December 22, 2018, whichever is earlier. The Company expects to complete its analysis within the measurement period in accordance with SAB 118. Accordingly, the Company recognized a benefit of $2.1 million related to the reduction of the corporate income tax rate for the Successor period from August 28, 2017 through December 31, 2017.

The Company records a valuation allowance to the deferred tax assets for federal, state and foreign income tax purposes as it appeared more likely than not that the Company would not be able to realize certain deferred tax assets. The net decrease in valuation allowance for the years ended December 31, 2015 and 2016, the Predecessor period from January 1, 2017 through August 27, 2017 and the Successor period from August 28, 2017 through December 31, 2017 was $0.1 million, $1.4 million, $2.1 million and $2.5 million. The Company’s valuation allowance decreased for the year ended December 31, 2016 and the Predecessor period from January 1, 2017 through August 27, 2017 primarily due to expiration of capital losses which had a full valuation allowance. The Company’s valuation allowance decreased from the Predecessor period from January 1, 2017 through August 27, 2017, and the Successor period from August 28, 2017 through December 31, 2017 primarily due to the ability to realize certain deferred tax assets against significant deferred tax liabilities established following a business combination.

As of December 31, 2017, the Company had net operating loss carry forwards for federal, state and foreign tax purposes of $35.7 million, $37.6 million, and $19.4 million. The federal net operating losses will begin to expire starting in 2037. The state net operating losses will begin to expire starting in 2031. The foreign losses begin to expire in 2021. Certain tax attributes are subject to an annual limitation as a result of the investment in the Company in August 2017 (Note 5), which constitutes a change of ownership as defined under Internal Revenue Code Section 382. The Company does not expect the tax attributes to be materially affected by the Company’s annual limitation.

During the years ended December 31, 2015 and 2016, the Company recognized a benefit of $0.2 million and $0.5 million of interest and penalties. There were no material adjustments in the Predecessor period from January 1, 2017 through August 27, 2017 or the Successor period from August 28, 2017 through December 31, 2017.

As of December 31, 2017, the Company had $0.5 million of cumulative unrecognized tax benefits. $0.4 million of these unrecognized tax benefits will favorably impact the Company’s effective tax rate in future periods to the extent benefits are recognized. The Company does not expect to reduce our unrecognized tax benefits in the next 12 months.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

A reconciliation of the beginning and ending unrecognized tax benefit amounts is as follows:

	Predecessor			Successor
	December 31,		August 27, 2017	December 31, 2017
	2015	2016
	(In thousands)			(In thousands)
Beginning balance	$1,266	$794	$440	$477
Increase related to prior year tax positions	—	347	384	—
Reduction due to lapse of statute of limitation	(472)	(701)	(347)	—

Ending balance	$794	$440	$477	$477

The Company files income tax returns with the U.S. federal government, various U.S. states and foreign jurisdictions including China, Taiwan, Netherlands, Hong Kong, Germany, and the United Kingdom. The Company’s tax returns in U.S., various U.S. states and foreign jurisdictions remain open to examination from 2012 to 2016.

17. Related-Party Transactions

One of the Company’s directors is a director of one of the Company’s vendors. The vendor sold inventory to the Company for which the Company paid $21.5 million and $27 million for the years ended December 31, 2015 and 2016, $12.9 million for the Predecessor period from January 1, 2017 through August 27, 2017, $10 million for the Successor period from August 28, 2017 through December 31, 2017, and $6.1 million and $5.5 million for the three months ended March 31, 2017 and 2018. The Company had an outstanding balance due to the vendor of $6 million, $4.4 million and $2.4 million as of December 31, 2016 and 2017 and March 31, 2018.

On September 1, 2017, the Company entered into a lease agreement with a business entity owned by the Company’s Chief Executive Officer. The term of the lease is month-to-month, with the monthly rent payment of $5,000. The Company provided a security deposit of $5,000 as collateral for the lease. For the period from August 28, 2017 to December 31, 2017 and for the three months ended March 31, 2018, the Company recorded associated rent expense of $23,000 and $14,000. As of December 31, 2017 and March 31, 2018, the unpaid rent balance included in the accounts payable was $5,000.

As discussed in Note 8, the Company has a Second Lien Term Loan outstanding as of December 31, 2017 and March 31, 2018. The Company’s Chief Executive Officer and an affiliate of the Parent both hold $4.0 million of the outstanding principal balance of the Second Lien Term Loan. The net Second Lien Term Loan balance held by related parties was $7.6 million as of December 31, 2017 and March 31, 2018.

18. Segment and Geographic Information

The Company has three reportable segments: gaming PC peripherals, gaming PC components, and gaming PC memory.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

Gaming PC Peripherals: includes keyboards, mice, mousepads, gaming headsets and gaming chairs.

Gaming PC Components: includes power supply units, cooling systems, computer cases and our prebuilt gaming PC, Corsair One.

Gaming PC Memory: includes high-performance memory components such as DRAM modules.

The results of the reportable segments are derived directly from the Company’s reporting system and are based on the methods of internal reporting which are not necessarily in conformity with GAAP. Management measures net revenue and gross profit to evaluate the performance of, and allocate resources to, each of the segments. Management does not use asset information to assess performance and make decisions regarding allocation of resources.

Financial information for each reportable segment was as follows:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)
	(In thousands)			(In thousands)	(In thousands)	(In thousands)
Net revenue
Gaming PC Peripherals	$73,291	$101,074	$81,309	$65,421	$27,234	$44,041
Gaming PC Components	235,012	255,750	184,647	121,802	66,149	83,863
Gaming PC Memory	203,037	238,294	223,395	178,975	80,216	113,798

Total net revenue	$511,340	$595,118	$489,351	$366,198	$173,599	$241,702

Gross Profit
Gaming PC Peripherals	$22,903	$32,082	$26,079	$21,279	$9,004	$13,899
Gaming PC Components	67,343	68,465	47,866	31,948	17,220	22,914
Gaming PC Memory	19,400	34,438	30,251	26,903	12,415	14,346

Total gross profit	$109,646	$134,985	$104,196	$80,130	$38,639	$51,159

The Company manages assets on a total company basis, not by operating segments; therefore, asset information and capital expenditures by operating segments are not presented.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

Geographic Information

The following table reflects revenue by geographic area by customer location:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)
	(In thousands)			(In thousands)	(In thousands)	(In thousands)
Net revenue
United States	$176,227	$175,535	$151,006	$106,905	$55,249	$76,330
Other Americas	39,341	48,823	42,922	26,625	15,006	18,954
Germany	46,783	60,125	38,149	35,564	14,479	18,702
United Kingdom	51,333	46,789	32,982	28,330	11,626	14,556
Other Europe and Middle East	105,668	130,469	113,217	92,587	38,803	57,347
Asia Pacific	91,988	133,377	111,075	76,187	38,436	55,813

Total net revenue	$511,340	$595,118	$489,351	$366,198	$173,599	$241,702

Long-lived assets are comprised primarily of property and equipment, net. The following table presents a summary of property and equipment, net by geographic area:

	Predecessor	Successor
	December 31, 2016	December 31, 2017	March 31, 2018
			(Unaudited)
	(In thousands)	(In thousands)
United States	$1,923	$3,567	$4,048
Asia Pacific	3,431	4,491	4,727
Europe	72	1,006	1,016

Total property and equipment, net	$5,426	$9,064	$9,791

19. Restructuring and Other Charges

In 2017, in connection with the decision to outsource the shipping operations at one of its six distribution hubs, the Company initiated certain restructuring activities that resulted in relocation of some of the Company’s inventory and reductions to the Company’s headcount. The Company recognized expenses of approximately $0.1 million for the Predecessor period from January 1, 2017 through August 27, 2017, $0.5 million for the Successor period from August 28, 2017 through December 31, 2017 primarily related to moving and severance costs included as a component of costs of revenue in the accompanying statements of operation. The Company also recognized $0.1 million in the period ended March 31, 2018 related to moving costs included in the general and administrative operating expenses in the accompanying statements of operation.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES (SUCCESSOR) AND CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR

COMPONENTS (CAYMAN) LTD. AND SUBSIDIARIES (PREDECESSOR)

Notes to Financial Statements—(Continued)

(Information as of March 31, 2018 (Successor) and for the three months ended

March 31, 2017 (Predecessor) and 2018 (Successor) is unaudited)

The following table summarizes the Company’s restructuring and other charges incurred:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	2015	2016
					(Unaudited)	(Unaudited)
	(In thousands)			(In thousands)	(In thousands)	(In thousands)
Severance and benefits	$—	$—	$75	$—	$—	$—
Facilities	—	—	—	107	—	—
Other	—	—	—	410	—	73

Total restructuring and other charges	$—	$—	$75	$517	$—	$73

Accrued Restructuring and Other Charges Summary

The following table provides a summary of accrued restructuring activities:

	Predecessor	Successor
	December 31, 2016	December 31, 2017	March 31, 2018
			(Unaudited)
	(In thousands)	(In thousands)
Beginning balance	$—	$—	$45
Current period restructuring and other charges	—	517	73
Cash payments	—	(472)	(118)

Ending balance	$—	$45	$—

20. Subsequent Events

Subsequent events have been evaluated through June 15, 2018, which is the date that the financial statements were available to be issued.

             Shares

Common Stock

Goldman Sachs & Co. LLC	Barclays	Credit Suisse

                    , 2018

PART II

Information Not Required In Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority, Inc. (“FINRA”) and The Nasdaq Global Market (the “Nasdaq”) listing fee.

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky, qualification fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*
*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated certificate of incorporation will include a provision that, to the fullest extent permitted by the DGCL, eliminates the personal liability of directors to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director. Further, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We intend to enter into indemnification agreements with each of our directors and officers pursuant to which we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

We expect to maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to us, our directors and officers by the underwriters, and to the underwriters by us, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities the Company has sold since January 1, 2015, which were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

In connection with the Acquisition Transaction on August 28, 2017, we issued the following securities:

1.

Common Stock. (i) 467.17 shares of our common stock to EagleTree for aggregate consideration of approximately $57.4 million and (ii) 82.83 shares of our common stock to EagleTree in consideration for the acquisition of 20.194960 shares of Corsair Components, Inc.

2.	Preferred Securities. 450 shares of our Series A Preferred Stock to Corsair Group (US), LLC, an affiliate of EagleTree, for aggregate consideration of $100,000.

These transactions were exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as they were transactions by an issuer that did not involve a public offering of securities.

In addition, on November 13, 2017, March 13, 2018 and July 18, 2018, the Registrant granted an aggregate of 15,020,000 stock options to certain of its or its subsidiaries’ executives and other employees, which options had exercise prices ranging from $1.66 to $3.75 per share. The grants of options described above were made in the ordinary course of business and did not involve any cash payments from the recipients. The options did not involve a “sale” of securities for purposes of Section 2(3) of the Securities Act and were otherwise made in reliance upon Section 4(a)(2) of the Securities Act and Rule 701 under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit number	Exhibit description

1.1*	Form of Underwriting Agreement.

3.1	Certificate of Incorporation, currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the consummation of this offering.

3.3	Bylaws, currently in effect.

3.4*	Form of Amended and Restated Bylaws, to be in effect immediately prior to the consummation of this offering.

4.1	Reference is made to exhibits 3.1 through 3.4.

4.2*	Form of Stock Certificate.

5.1*	Opinion of Latham & Watkins LLP.

Exhibit number	Exhibit description

10.1#*	Form of Indemnification Agreement to be entered into between Corsair Gaming, Inc. and each of its directors and executive officers.

10.2#*	Form of Change in Control Severance Agreement to be entered into between Corsair Gaming, Inc. and certain of its executive officers.

10.3#	2017 Equity Incentive Program

10.3(a)#	Form of Unit Award Agreement (U.S. Form) under 2017 Equity Incentive Program

10.3(b)#	Form of Unit Award Agreement (U.S. Form – Selling Shareholders) under 2017 Equity Incentive Program

10.4#*	2018 Equity Incentive Plan

10.4(a)#*	Form of Stock Option Grant Notice and Stock Option Agreement under the 2018 Equity Incentive Plan.

10.4(b)#*	Form of Restricted Stock Award Agreement under the 2018 Equity Incentive Plan.

10.4(c)#*	Form of Restricted Stock Unit Award Grant Notice under the 2018 Equity Incentive Plan.

10.5#*	2018 Employee Stock Purchase Plan.

10.6(a)	First Lien Credit and Guaranty Agreement, dated as of August 28, 2017, by and among Corsair Group (Cayman), LP and certain of its subsidiaries including the Registrant, Macquarie Capital Funding LLC, as administrative agent, and the other parties thereto.

10.6(b)*	Amendment No. 1 to First Lien Credit and Guaranty Agreement, dated as of October 3, 2017, by and among Corsair Group (Cayman), LP and certain of its subsidiaries including the Registrant, Macquarie Capital Funding LLC, as administrative agent, and the other parties thereto.

10.6(c)*	Amendment No. 2 to First Lien Credit and Guaranty Agreement, dated as of March 29, 2018, by and among Corsair Group (Cayman), LP and certain of its subsidiaries including the Registrant, Macquarie Capital Funding LLC, as administrative agent, and the other parties thereto

10.7(a)	Second Lien Credit and Guaranty Agreement, dated as of August 28, 2017, by and among Corsair Group (Cayman), LP and certain of its subsidiaries including the Registrant, Macquarie Capital Funding LLC, as administrative agent, and the other parties thereto.

10.7(b)*	Amendment No. 1 to Second Lien Credit and Guaranty, dated as of October 3, 2017, by and among Corsair Group (Cayman), LP, Macquarie Capital Funding LLC, as administrative agent, and the other parties thereto.

10.8*	Industrial Space Lease, dated as of August 18, 2014, by and among Corsair Memory, Inc. and Osprey Capital Building 50, LLC.

10.9(a)#	Severance Letter Agreement, dated as July 1, 2010, by and among Corsair Memory, Inc. and Andy Paul.

10.9(b)#	Severance Letter Agreement, dated as July 1, 2010, by and among Corsair Memory, Inc. and Nick Hawkins.

21.1*	List of the Registrant’s Significant Subsidiaries.

23.1*	Consent of independent registered public accounting firm.

Exhibit number	Exhibit description

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.3	Consent of NewZoo

24.1*	Power of Attorney. Reference is made to the signature page to the Registration Statement.

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.

(b) Financial statement schedule

All schedules are omitted because the required information is either not present, not present in material amounts or presented within our audited financial statements included elsewhere in this prospectus and are incorporated herein by reference.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Fremont, California, on the     day of                     , 2018.

Corsair Gaming, Inc.

By:
Name: Andrew J. Paul
Title: Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andrew J. Paul and Nick Hawkins, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement or amendment thereto has been signed by the following persons in the capacities indicated on the     day of                     , 2018.

Signature	Title

Andrew J. Paul	Chief Executive Officer, President and Director (Principal Executive Officer)

Nick Hawkins	Chief Financial Officer, Treasurer (Principal Financial and Accounting Officer)

George L. Majoros, Jr.	Director

Stuart A. Martin	Director

Randall J. Weisenburger	Director